NOTICE OF 2019
ANNUAL MEETING AND PROXY STATEMENT

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DEERE

 JOHN DEERE

DEERE & COMPANY WORLD HEADQUARTERS | MOLINE, ILLINOIS | FEBRUARY 27, 2019

Who we are

John Deere is a world leader in providing advanced products and services and is committed to the success of customers whose work is linked to the land — those who cultivate, harvest, transform, enrich, and build upon the land to meet the world's dramatically increasing need for food, fuel, shelter, and infrastructure.

OUR COMMITMENT

We are committed to those linked to the land. We believe that by serving them we support improving the quality of life for people around the world. Through the excellence of our products and services, we help our customers meet two of the biggest challenges in the world: feeding a population growing in size and affluence and developing the infrastructure required to support growing urbanization.

John Deere, with major agricultural and construction equipment businesses, is uniquely positioned to help our customers meet those challenges.

OUR CORE VALUES

In conducting our business, we are guided by four core values that company founder John Deere was known for — integrity, quality, commitment, and innovation.

We apply those values in creating our products and services, maintaining our relationships, and operating our factories.





January 11, 2019

DEAR FELLOW SHAREHOLDERS,

On behalf of the Board of Directors and the senior management team, we cordially invite you to attend Deere & Company's Annual Meeting of Shareholders, which will be held on Wednesday, February 27, 2019, at 10 a.m. Central Standard Time at Deere & Company World Headquarters, One John Deere Place, Moline, Illinois, 61265.

At this meeting, you will have a chance to vote on the matters set forth in the accompanying Notice of Annual Meeting and Proxy Statement, and we will share a report on our operations.

Your vote is important. Even if you plan to attend the Annual Meeting, please vote by internet, telephone, or mail as soon as possible to ensure your vote is recorded promptly. The instructions set forth in the Proxy Statement and on the proxy card explain how to vote your shares.

On behalf of the Board of Directors, thank you for your ongoing support of Deere & Company.

Sincerely,

Samuel R. Allen
Chairman and CEO

Vance D. Coffman
Presiding Director





Notice of 2019 Annual Meeting of Shareholders

Your opinion is very important. Please vote on the matters described in the accompanying Proxy Statement as soon as possible, even if you plan to attend the 2019 Annual Meeting of Shareholders (the "Annual Meeting"). You can find voting instructions on page 78.

In addition to the Proxy Statement, we are sending you our Annual Report, which includes our fiscal 2018 financial statements. If you wish to receive future proxy statements and annual reports electronically rather than receiving paper copies in the mail, please turn to the section entitled "Electronic Delivery of Proxy Statement and Annual Report" on page 81 for instructions.

DATE
Wednesday, February 27, 2019

TIME
10 a.m. Central Standard Time

PLACE
Deere & Company
World Headquarters
One John Deere Place
Moline, Illinois 61265

At the Annual Meeting, shareholders will be asked to:

1. Elect the 11 director nominees named in the Proxy Statement (see page 6).
2. Approve the compensation of Deere's named executives on an advisory basis ("say-on-pay") (see page 25).
3. Ratify the appointment of Deloitte & Touche LLP as Deere's independent registered public accounting firm for fiscal 2019 (see page 72).
4. Vote on the shareholder proposal, if properly presented at the meeting (see page 75).
5. Consider any other business properly brought before the meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON FEBRUARY 27, 2019:
The Proxy Statement and Annual Report are available on our website at www.deere.com/stock.

PLEASE VOTE YOUR SHARES

If you were a Deere shareholder of record at the close of business on December 31, 2018, we encourage you to vote promptly in one of the following ways:


BY TELEPHONE
In the U.S. or Canada, you can vote your shares by calling 1-800-690-6903.


BY INTERNET
You can vote your shares online at www.proxyvote.com. You will need the 16-digit control number on the Notice of Internet Availability or proxy card.


BY MAIL
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.


IN PERSON
You can vote in person at the Annual Meeting. See page 80 for information on how to pre-register.

On behalf of the Board of Directors, I thank you for exercising your right to vote your shares.

For the Board of Directors,

Todd E. Davies

Todd E. Davies, Corporate Secretary
Moline, Illinois, January 11, 2019

Table of Contents

This Proxy Statement is issued in connection with the solicitation of proxies by the Board of Directors of Deere & Company for use at the Annual Meeting and at any adjournment or postponement thereof. On or about January 11, 2019, we will begin distributing print or electronic materials regarding the Annual Meeting to each shareholder entitled to vote at the meeting. Shares represented by a properly executed proxy will be voted in accordance with instructions provided by the shareholder.

Proxy Summary

This summary highlights selected information contained in this Proxy Statement, but it does not contain all the information you should consider. We urge you to read the whole Proxy Statement before you vote. You also may wish to review Deere's Annual Report on Form 10-K for the fiscal year ended October 28, 2018. Deere uses a 52/53 week fiscal year ending on the last Sunday in the reporting period. Deere's 2018, 2017, and 2016 fiscal years ended on October 28, 2018, October 29, 2017, and October 30, 2016, respectively. Unless otherwise stated, all information presented in this Proxy Statement is based on Deere's fiscal calendar.

Meeting Agenda and Voting Recommendations

Item	Voting Standard	Vote Recommendation	Page Reference
1. **Annual election of directors**	Majority of votes cast	**FOR** each nominee	6
2. **Advisory vote on executive compensation**	Majority of votes present in person or by proxy	**FOR**	25
3. **Ratification of independent registered public accounting firm**	Majority of votes present in person or by proxy	**FOR**	72
4. **Shareholder proposal**	Majority of votes present in person or by proxy	**AGAINST** the proposal	75

Director Nominees

Every member of our Board of Directors is elected annually. You are being asked to vote on the election of these 11 nominees, all of whom currently serve as directors.

All directors other than Samuel R. Allen are INDEPENDENT.

Name	Age	Director Since	Committee Memberships				
			Executive	Audit Review	Compensation	Corporate Governance	Finance
Samuel R. Allen Chairman and CEO, Deere & Company	65	2009	CHAIR				
Vance D. Coffman Retired Chairman, Lockheed Martin	74	2004	■		CHAIR	■	
Alan C. Heuberger Senior Manager, BMGI	45	2016		■			■
Charles O. Holliday, Jr. Chairman of Royal Dutch Shell plc	70	2007-2016; since 2018			■	■	
Dipak C. Jain Co-President/Global Advisor, China Europe International Business School	61	2002		■			■
Michael O. Johanns Retired United States Senator from Nebraska	68	2015		■		■	
Clayton M. Jones Retired Chairman, Rockwell Collins	69	2007	■		■	CHAIR	
Gregory R. Page Retired Executive Director, Chairman and CEO, Cargill	67	2013	■	■			CHAIR
Sherry M. Smith Former Executive VP and CFO, SuperValu	57	2011	■	CHAIR			■
Dmitri L. Stockton Retired Special Advisor to Chairman and Senior VP, GE and Former Chairman, President, and CEO, GE Asset Management	54	2015			■		■
Sheila G. Talton President and CEO, Gray Matter Analytics	66	2015		■			■

Annual Meeting of Shareholders

You are entitled to vote at the meeting if you were a holder of record of our common stock at the close of business on December 31, 2018. Please see "Additional Information – Voting and Meeting Information – How Do I Vote?" for instructions on how to vote your shares and other important Annual Meeting information. If you wish to attend the meeting in person, we encourage you to register on or prior to Tuesday, February 26, 2019, to obtain an admission ticket. See "Additional Information – Voting and Meeting Information – Attendance at the Annual Meeting" for additional instructions.

Governance and Compensation Changes

Over our more than 180-year history, one of the things we have learned is the inevitability of change. As a result, we regularly assess what we do to determine how we can adapt and improve. This approach applies to our corporate governance and compensation plans as much as it does to our manufacturing processes and product innovation. Here is a summary of the changes we have made in recent years.

CORPORATE GOVERNANCE

— We adopted a bylaw in 2016 allowing shareholders meeting certain requirements to nominate directors and have such nominees included in the proxy statement, commonly referred to as "proxy access."

— In 2017, we increased the retirement age for board members to 75 to reflect recent industry trends and to provide stability in the composition of our board.

COMPENSATION

— The performance goals for our short-term incentive plan were significantly increased for 2018 to align more appropriately to our current enterprise strategy.

— The modifier for the long-term incentive cash plan was changed to a multiplicative payout modifier that will allow for upside potential when total shareholder return (TSR) is above the 50th percentile.

— Performance Stock Units (PSUs) will now be based solely on a revenue growth metric. TSR as a standalone metric will apply only to the cash portion of the long-term award.

— The consolidated financials of the Wirtgen acquisition are excluded from the Equipment Operations Operating Return on Operating Assets (OROA) and Shareholder Value Added (SVA) for calculating variable compensation for fiscal 2018 and 2019 to allow for integration and to determine appropriate incentive metrics. Wirtgen is included in the revenue component of the variable pay metrics to incent executive leadership to drive for successful integration and continued growth of the business.

Fiscal 2018 Performance Highlights

Deere & Company achieved net sales and revenues of $37.358 billion—our second-best year. Net income, while impacted by adjustments and other one-time accruals related to the U.S. tax reform legislation in December 2017, climbed 10 percent to $2.368 billion, or $7.24 per share, compared with $2.159 billion, or $6.68 per share, in 2017. Sound execution was aided by improvements to our cost structure put in place in 2017. Performance also benefited from a broad product lineup, one that makes Deere the No. 1 manufacturer of agriculture, forestry, and road-construction equipment and a leader in the construction and turf care equipment industries.

For more information regarding our fiscal 2018 financial performance, please see our Annual Report, which is available at www.proxyvote.com.

Deere made acquisitions during the year that are expected to play an important role in our future:

— Wirtgen Group, industry leader in road-construction equipment (December 2017)

— KingAgro, manufacturer of carbon-fiber products (March)

— PLA, a South American manufacturer of sprayers, planters, and other equipment (September)

Other highlights include:

— Generated $1.86 billion in economic profit, or SVA

— Returned nearly $1.8 billion to shareholders in the form of dividends and share repurchases

— Invested almost $1.7 billion in research and development

NET SALES AND REVENUES
(Millions)



$26,644 $29,738   **$37,358**

2016   2017   2018

Worldwide net sales and revenues rose 26% in 2018 due to improving market conditions as well as the addition of the Wirtgen Group. 2018 results include 10 months of Wirtgen sales.

NET INCOME[1]
(Millions)



$1,524 $2,159   **$2,368**

2016   2017   2018

Net income, though negatively impacted by tax change provisions, improved to $2,368 million, up 10% from 2017. This represents the fifth-highest total in company history. Without the tax change provisions, net income for the year would have been $3,073 million.

SHAREHOLDER VALUE ADDED[2][3]
(Millions)



$358 $1,283   **$1,860**

2016   2017   2018

Shareholder Value Added (SVA) jumped for the year—up nearly 45%—as a result of higher operating profit and sound asset management. SVA represents operating profit less an implied charge for capital.

DEERE SHARE PRICE
(at fiscal year-end)



$87.17 $133.25   **$133.00**

2016   2017   2018

Deere share price ended year at $133, unchanged from 2017 and up 53% from 2016. Quarterly dividends increased 15% during the year and were raised again in December 2018.

(1) Net income attributable to Deere & Company
(2) SVA is a non-GAAP measure. See page 21 of the Annual Report for details
(3) Amounts for 2016 & 2017 were restated due to the company adopting Financial Accounting Standard Board (FASB) Accounting Standards Update (ASU) No. 2016-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Post-retirement Benefit Cost in 1Q 2018.

CASH FLOW FROM OPERATING ACTIVITIES
(Millions)

Consolidated cash flow from operations totaled a healthy $1.8 billion after roughly $1.3 billion in voluntary contributions to U.S. pension and other post-employment benefit plans. Cash flow funded strategic projects and acquisitions and paid roughly $1.8 billion to investors in the form of dividends and share repurchases.



$3,770 $761 $205

$2,200 $764 $6

$1,820 $806 $958

2016   2017   2018

■ Cash Flow   ■ Dividends   ■ Share Repurchases

Fiscal 2018 Executive Compensation Highlights

Our compensation programs and practices are designed to create incentive opportunities for advancing our shareholders' long-term interests. We use metrics that align with our business strategy and motivate our executives to create value for shareholders at all points in the business cycle. For fiscal 2018, we had three separate variable pay components (described below) — Short-Term Incentive (STI), Long-Term Incentive Cash (LTIC), and Long-Term Incentive (LTI) — which stimulate complementary behaviors.

This Metric	For this type of compensation	Contributes to this goal
Operating return on operating assets (OROA)[1][2]		**exceptional operating performance for equipment operations**
Return on equity (ROE)[1]	Annual cash bonus (known within Deere as STI)	**exceptional operating performance for Financial Services**
Net Sales and Revenues		**importance of sustainable growth in near-term decisions**
Shareholder Value Added (SVA)[2]	Long-term cash (known within Deere as LTIC)	**sustainable, profitable growth**
Revenue growth	Long-term equity (known within Deere as LTI)	**sustainable growth**
Total Shareholder Return (TSR)	LTIC	**exceptional equity appreciation**

(1)   The equipment operations OROA calculation excludes the assets from our Financial Services segment and certain corporate assets. Corporate assets are primarily the equipment operations' retirement benefits, deferred income tax assets, marketable securities, and cash and cash equivalents. ROE is based solely on the Financial Services segment. See Appendix B for details.

(2)   Wirtgen is excluded from both the equipment operations OROA and SVA calculations for FY18 variable pay to allow time for assimilation. See Appendix B for details.

For information about the metrics we use to measure compensation and the resulting payouts, see the Executive Summary of the Compensation Discussion and Analysis (CD&A).

The table below highlights the 2018 compensation for the CEO and, on average, for the named executive officers (NEOs) as disclosed in the Fiscal 2018 Summary Compensation Table. The table also shows how much compensation was delivered in cash (versus equity) and the significant portion that is performance-based and therefore at risk.

Summary Compensation Table Elements	Salary	STI	LTIC	Performance Stock Units	Restricted Stock Units and Stock Options	Retirement and Other Compensation	Total
CEO							
Compensation	$1,500,000	$2,213,325	$1,509,536	$6,967,312	$5,471,821	$863,673	$18,525,667
% of Total	8%	12%	8%	37%	30%	5%	100%
Cash vs. Equity	Total Cash 28%			Total Equity 67%		Other 5%	100%
Short-Term vs. Long-Term	Short-Term 20%		Long-Term 80%				100%
Average NEO							
Compensation	$675,990	$664,971	$484,807	$1,325,798	$1,041,209	$263,277	$4,456,052
% of Total	15%	15%	11%	30%	23%	6%	100%
Cash vs. Equity	Total Cash 41%			Total Equity 53%		Other 6%	100%
Short-Term vs. Long-Term	Short-Term 30%		Long-Term 70%				100%



Election of Directors

Item 1 – Election of Directors

How We Identify and Evaluate Director Nominees

The Corporate Governance Committee of the Board is responsible for screening candidates and recommending director nominees to the full Board. The Board nominates the slate of directors for election at each Annual Meeting of Shareholders and elects directors to fill vacancies or newly-created Board seats.

The Corporate Governance Committee considers candidates recommended by shareholders, directors, officers, and third-party search firms. If you wish to nominate a director, please review the procedures described under "Additional Information – 2020 Shareholder Proposals and Nominations" in this Proxy Statement. The Corporate Governance Committee evaluates all candidates in the same manner, regardless of the source of the recommendation.

Deere's Corporate Governance Policies, which are described in the "Corporate Governance" section of this Proxy Statement, establish the general criteria and framework for assessing director candidates. In particular, the Corporate Governance Committee considers each nominee's skills, experience, international versus domestic background, and age, as well as legal and regulatory requirements and the particular needs of the Board at the time. In addition, the Board assesses the diversity of its members and nominees as part of an annual performance evaluation by considering, among other factors, diversity in expertise, experience, background, ethnicity, and gender. We believe a Board composed of members with complementary skills, qualifications, experiences, and attributes is best equipped to meet its responsibilities effectively.

Any director who experiences a material change in occupation, career, or principal business activity, including retirement, must tender a resignation to the Board. Upon recommendation from the Corporate Governance Committee, the Board may decline to accept any such resignation. Directors must retire from the Board upon the first Annual Meeting of Shareholders after reaching the age of 75, except as approved by the Board.

Director Nominees

The Corporate Governance Committee has recommended and the Board has nominated each of Samuel R. Allen, Vance D. Coffman, Alan C. Heuberger, Charles O. Holliday, Jr., Dipak C. Jain, Michael O. Johanns, Clayton M. Jones, Gregory R. Page, Sherry M. Smith, Dmitri L. Stockton, and Sheila G. Talton to be elected for terms expiring at the Annual Meeting in 2020. All of the nominees are current members of the Board, but Deere's Certificate of Incorporation and good governance practices require all members of the Board to be elected annually.

We have confidence that this talented slate of nominees will lead Deere capably in the year ahead. We discuss the nominees' professional backgrounds and qualifications in the short biographies that follow.

> The board of directors recommends that you vote **FOR** all 11 nominees.

Board Diversity

The Corporate Governance Committee believes that our Board is most effective when it embodies a diverse set of viewpoints and practical experiences. To maintain an effective Board, the Corporate Governance Committee considers how each nominee's particular background, experience, qualifications, attributes, and skills will contribute to Deere's success. As shown below, the independent members of our Board have a range of viewpoints, backgrounds, and expertise.



GENDER — Male 82% | Female 18%

TENURE — < 3 years 9% | 3 to 6 years 37% | 7 to 10 years 27% | 10 years or more 27%

BOARD MEMBER SKILLS

	Executive	Manufacturing	International	Academic	Government	Agriculture	Finance	Risk Management	Corporate Governance
Samuel R. Allen	■	■	■			■			
Vance D. Coffman	■	■	■						■
Alan C. Heuberger	■					■	◼	■	■
Charles O. Holliday, Jr.	■	■	■				■		■
Dipak C. Jain			■	■					■
Michael O. Johanns			■		■	■			■
Clayton M. Jones	■	■	■				■		■
Gregory R. Page	■	■	■			■	◼		■
Sherry M. Smith	■						◼	■	■
Dmitri L. Stockton	■		■				■	■	■
Sheila G. Talton	■		■					■	■

◼ Audit committee financial expert under Securities and Exchange Commission (SEC) rules



AGE:

DIRECTOR SINCE:

COMMITTEES:

Current and Past Positions

Positions at Deere:

— Chairman and Chief Executive Officer since February 2010
— President and Chief Executive Officer — August 2009 to February 2010
— President and Chief Operating Officer — June 2009 to August 2009
— President, Worldwide Construction & Forestry Division and John Deere Power Systems — March 2005 to June 2009
— President, Global Financial Services, John Deere Power Systems, and Corporate Human Resources — November 2003 to March 2005

Other Current Directorships

— Whirlpool Corporation (since 2010)

Key Qualifications, Experiences, and Attributes

In addition to his professional background and prior Deere Board experience, the following qualifications led the Board to conclude that Mr. Allen should serve on Deere's Board of Directors: his leadership experience as an officer of Deere since 2001; the breadth of his management experiences within, and knowledge of, each of Deere's major global operations; and his subject matter knowledge in the areas of engineering, manufacturing, and industrial management.



AGE:

DIRECTOR SINCE:

COMMITTEES:

PRESIDING DIRECTOR SINCE 2016

Current and Past Positions

Positions at Lockheed Martin Corporation (aerospace, defense, and information technology):

— Chairman — April 1998 to April 2005
— Chief Executive Officer — August 1997 to August 2004

Previous Directorships

— Amgen Inc. (2007 to 2016)
— 3M Company (2002 to 2018)

Key Qualifications, Experiences, and Attributes

In addition to his professional background and prior Deere Board experience, the following qualifications led the Board to conclude that Mr. Coffman should serve on Deere's Board of Directors: his leadership qualities developed from his service as Chairman and Chief Executive Officer of Lockheed Martin; the breadth of his experiences in corporate governance and other areas of oversight while serving as a member of the boards of directors of other global corporations; and his subject matter knowledge in the areas of engineering, manufacturing, and finance.



AGE:

DIRECTOR SINCE:

COMMITTEES:

Current and Past Positions

Positions at BMGI (private investment management):

— Senior Manager — since 2004
— Investment Analyst — 1996 to 2004

Previous Directorships

— GAMCO Investors, Inc. (2004 to 2006)

Key Qualifications, Experiences, and Attributes

In addition to his professional background and prior Deere Board experience, the following qualifications led the Board to conclude that Mr. Heuberger should serve on Deere's Board of Directors: his leadership qualities developed from his service as Senior Manager of BMGI; the breadth of his experience in governance, strategy, and other areas of oversight while serving as a member of the boards of directors and advisors of various asset management entities and privately-held corporations; and his subject matter knowledge in the areas of agriculture industry investments, asset management, finance, and economics.



AGE:

DIRECTOR SINCE:

COMMITTEES:

Current and Past Positions

— Chairman of Royal Dutch Shell plc (oil and natural gas exploration, refining, and product sales) — since May 2015
— Chairman of the National Academy of Engineering (nonprofit engineering institution) — July 2012 to July 2016
— Chairman of Bank of America Corporation (banking, investing, and asset management) — April 2010 to October 2014
— Chairman from January 1999 to December 2009 and Chief Executive Officer from 1998 through 2008 of DuPont (agricultural, electronics, material science, safety and security, and biotechnology)

Other Current Directorships

— HCA Holdings, Inc. (since 2016)
— Royal Dutch Shell plc (since 2010)

Previous Directorships

— Bank of America Corporation (2009 to 2014)
— CH2M HILL Companies, Ltd. (2009 to 2017)
— E. I. du Pont de Nemours and Company (1998 to 2009)

Key Qualifications, Experiences, and Attributes

In addition to his professional background and prior Deere Board experience, the following qualifications led the Board to conclude that Mr. Holliday should serve on Deere's Board of Directors: his leadership qualities developed from his experiences while serving as Chairman of Royal Dutch Shell, Chairman of the National Academy of Engineering, Chairman of Bank of America Corporation, and Chairman and Chief Executive Officer of DuPont; the breadth of his experiences in auditing, compensation, and other areas of oversight while serving as a member of the boards of directors of other global corporations; and his subject matter knowledge in the areas of engineering, finance, business development, and corporate responsibility.



AGE:

DIRECTOR SINCE:

COMMITTEES:

Current and Past Positions

- Co-President/Global Advisor, China Europe International Business School — since December 2017
- Director, Sasin Graduate Institute of Business Administration (international graduate business school) — August 2014 to August 2017
- Chaired Professor of Marketing, INSEAD (international graduate business school) — March 2013 to August 2014
- Dean, INSEAD — May 2011 to March 2013
- Dean, Kellogg School of Management, Northwestern University — July 2001 to September 2009
- Associate Dean for Academic Affairs, Kellogg School of Management, Northwestern University — 1996 to 2001
- Sandy and Morton Goldman Professor of Entrepreneurial Studies and Professor of Marketing, Kellogg School of Management, Northwestern University — 1994 to 2001 and since 2009

Other Current Directorships

- Reliance Industries Limited, India (since 2005)

Previous Directorships

- Global Logistics Properties Limited, Singapore (2010 to 2018)
- Northern Trust Corporation (2004 to 2017)

Key Qualifications, Experiences, and Attributes

In addition to his professional background and prior Deere Board experience, the following qualifications led the Board to conclude that Mr. Jain should serve on Deere's Board of Directors: his leadership qualities developed from his experiences while serving as Director or Dean at several prominent graduate business schools and as a foreign affairs advisor for the Prime Minister of Thailand; the breadth of his experiences in compensation, corporate governance, and other areas of oversight while serving as a member of the boards of directors of other global corporations; and his subject matter knowledge in the areas of marketing, global product diffusion, and new product forecasting and development.



AGE:

DIRECTOR SINCE:

COMMITTEES:

Current and Past Positions

- United States Senator from Nebraska — January 2009 to January 2015
- United States Secretary of Agriculture — January 2005 to September 2007
- Governor of Nebraska — 1999 to 2005

Other Current Directorships

- Burlington Capital, LLC (since 2016)

Key Qualifications, Experiences, and Attributes

In addition to his professional background and prior Deere Board experience, the following qualifications led the Board to conclude that Mr. Johanns should serve on Deere's Board of Directors: his leadership qualities developed from his service in state and federal government, including serving as Governor of Nebraska; the breadth of his experiences in law, governance, and other areas of oversight while serving as a partner of a law firm and a member of the U.S. Senate and various Senate committees; and his subject matter knowledge in the areas of agriculture, banking, commerce, and foreign trade.



AGE:

DIRECTOR SINCE:

COMMITTEES:

Current and Past Positions

Positions at Rockwell Collins, Inc. (aviation electronics and communications):

— Chairman — July 2013 to July 2014
— Chairman and Chief Executive Officer — September 2012 to July 2013
— Chairman, President, and Chief Executive Officer — June 2002 to September 2012

Other Current Directorships

— Motorola Solutions, Inc. (since 2015)

Previous Directorships

— Cardinal Health, Inc. (2012 to 2018)
— Rockwell Collins, Inc. (2001 to 2014)

Key Qualifications, Experiences, and Attributes

In addition to his professional background and prior Deere Board experience, the following qualifications led the Board to conclude that Mr. Jones should serve on Deere's Board of Directors: his leadership qualities developed from his service as Chairman and Chief Executive Officer of Rockwell Collins; the breadth of his experiences in finance, compensation, and other areas of oversight while serving as a member of the boards of directors of other global corporations; and his subject matter knowledge in the areas of government affairs and marketing.



AGE:

DIRECTOR SINCE:

COMMITTEES:

Current and Past Positions

Positions at Cargill, Incorporated (agricultural, food, financial, and industrial products and services):

— Executive Director — September 2015 to August 2016
— Executive Chairman — December 2013 to September 2015
— Chairman and Chief Executive Officer — 2011 to December 2013
— Chairman, Chief Executive Officer, and President — 2007 to 2011
— President and Chief Operating Officer — 2000 to 2007

Other Current Directorships

— Eaton Corporation plc (since 2003)
— 3M Company (since 2016)

Previous Directorships

— Carlson, Inc. (2010 to 2015)
— Cargill, Incorporated (2007 to 2016)

Key Qualifications, Experiences, and Attributes

In addition to his professional background and prior Deere Board experience, the following qualifications led the Board to conclude that Mr. Page should serve on Deere's Board of Directors: his leadership qualities developed from his experiences while serving as Chairman and Chief Executive Officer of Cargill; the breadth of his experiences in auditing, corporate governance, and other areas of oversight while serving as a member of the boards of directors of other global corporations; and his subject matter knowledge in the areas of commodities, agriculture, operating processes, finance, and economics.



AGE:

DIRECTOR SINCE:

COMMITTEES:

Current and Past Positions

Positions at SuperValu Inc. (retail and wholesale grocery and retail general merchandise products):

— Executive Vice President and Chief Financial Officer — December 2010 to August 2013

— Senior Vice President, Finance — 2005 to 2010

— Senior Vice President, Finance and Treasurer — 2002 to 2005

Other Current Directorships

— Piper Jaffray Companies (since 2016)

— Realogy Holdings Corp. (since 2014)

— Tuesday Morning Corporation (since 2014)

Key Qualifications, Experiences, and Attributes

In addition to her professional background and prior Deere Board experience, the following qualifications led the Board to conclude that Ms. Smith should serve on Deere's Board of Directors: her leadership qualities developed from her experience while serving as a senior executive and as Chief Financial Officer of SuperValu; the breadth of her experiences in auditing, finance, accounting, compensation, strategic planning, and other areas of oversight while serving as a member of the boards of directors of other public corporations; her family farming background; and her subject matter knowledge in the areas of finance, accounting, and food and supply chain management.



AGE:

DIRECTOR SINCE:

COMMITTEES:

Current and Past Positions

- Special Advisor to the Chairman and Senior Vice President of GE (power and water, aviation, oil and gas, healthcare, appliances and lighting, energy management, transportation and financial services) — July 2016 to March 2017

- Chairman, President, and Chief Executive Officer of GE Asset Management Incorporated (global investments) and Senior Vice President of General Electric Company — May 2011 to December 2016

- President and Chief Executive Officer of GE Capital Global Banking and Senior Vice President of GE London — December 2008 to April 2011

- President and Chief Executive Officer of GE Consumer Finance, Central & Eastern Europe — October 2004 to December 2008

Other Current Directorships

- Ryder Systems, Inc. (since 2018)

- Stanley Black & Decker, Inc. (since 2018)

- Target Corporation (since 2018)

Previous Directorships

- GE Asset Management Incorporated (2011 to 2016)

- GE RSP U.S. Equity Fund and GE RSP Income Fund (2011 to 2016)

- Elfun Funds (six directorships) (2011 to 2016)

- Synchrony Financial (2014 to 2015)

Key Qualifications, Experiences, and Attributes

In addition to his professional background and prior Deere Board experience, the following qualifications led the Board to conclude that Mr. Stockton should serve on Deere's Board of Directors: his leadership qualities developed from his service as Chairman, President, and Chief Executive Officer of GE Asset Management and as a Senior Officer of other global operations; the breadth of his experiences in risk management, governance, regulatory compliance, and other areas of oversight while serving as a member of the boards of directors and trustees of global asset management, investment, and employee benefit entities; and his subject matter knowledge in the areas of finance, banking, and asset management.



AGE:

DIRECTOR SINCE:

COMMITTEES:

Current and Past Positions

- President and Chief Executive Officer of Gray Matter Analytics (healthcare analytics for healthcare providers, payers, and pharma companies) since 2013

- President and Chief Executive Officer of SGT Ltd. (strategy and technology consulting services) — 2011 to 2013

- Vice President of Cisco Systems, Inc. (information technology and solutions) — 2008 to 2011

Other Current Directorships

- OGE Energy Corporation (since 2013)

- Sysco Corporation (since 2017)

- Wintrust Financial Corporation (since 2012)

Previous Directorships

- Acco Brands Corporation (2010 to 2015)

Key Qualifications, Experiences, and Attributes

In addition to her professional background and prior Deere Board experience, the following qualifications led the Board to conclude that Ms. Talton should serve on Deere's Board of Directors: her leadership qualities developed from her service as President and Chief Executive Officer of Gray Matter Analytics and as an officer of other global technology and consulting firms; the breadth of her experiences in compensation, governance, risk management, and other areas of oversight while serving as a member of the boards of directors of other global public corporations; and her subject matter knowledge in the areas of technology, data analytics, and global strategies.

Corporate Governance

Corporate Governance Highlights

At Deere, we recognize that strong corporate governance contributes to long-term shareholder value. We are committed to sound governance practices, including those described below:

INDEPENDENCE

— All of our director nominees, except our CEO, are independent

— The independent Presiding Director has a role with significant governance responsibilities

— All standing Board committees other than the Executive Committee are composed wholly of independent directors

— Independent directors meet regularly in executive session without management present

BEST PRACTICES

— Directors may not stand for reelection after their 75th birthday, absent Board approval under rare circumstances

— Our recoupment policy requires an executive to return any incentive compensation found to have been awarded erroneously due to accounting misconduct

— Directors and executives are subject to stock ownership requirements

— Directors and executives are prohibited from hedging or pledging their Deere stock

ACCOUNTABILITY

— All directors are elected annually

— In uncontested elections, directors are elected by majority vote

— The Board and each Board committee conducts an annual performance self-evaluation

— Shareholders have the ability to include nominees in our proxy statement (so-called proxy access rights)

RISK OVERSIGHT

— The Board oversees Deere's overall risk-management structure

— Individual Board committees oversee certain risks related to their specific areas of responsibility

— We have robust risk management processes throughout the company

Our Values

At Deere, our actions are guided by our core values: integrity, quality, commitment, and innovation. We strive to live up to these values in everything we do — not just because it is good business, but because we are committed to strong corporate governance. We are committed to strong corporate governance as a means of upholding these values and ensuring that we are accountable to our shareholders.

Director Independence

The Board has adopted categorical standards (see Appendix A) that help us evaluate each director's independence. Specifically, these standards are intended to assist the Board in determining whether certain relationships between our directors and Deere or its affiliates are "material relationships" for purposes of the New York Stock Exchange (NYSE) independence standards. The categorical standards establish thresholds, short of which any such relationship is deemed not to be material. In addition, each director's independence is evaluated under our Related Person Transactions Approval Policy, as discussed in the "Review and Approval of Related Person Transactions" section. Deere's independence standards meet or exceed the NYSE's independence requirements.

In November 2018, we reviewed the independence of each then-sitting director, applying the independence standards set forth in our Corporate Governance Policies. The reviews considered relationships and transactions between each director (and the director's immediate family and affiliates) and Deere, Deere's management, and Deere's independent registered public accounting firm. Based on this review, the Board affirmatively determined at its regular December 2018 meeting that no director other than Mr. Allen has a material relationship with Deere and its affiliates and that each director other than Mr. Allen is independent as defined in our Corporate Governance Policies and the NYSE's listing standards. Mr. Allen is not an independent director because of his employment relationship with Deere.

Board Leadership Structure

The Chairman of the Board also serves as Deere's Chief Executive Officer. The Board believes that combining the Chairman and Chief Executive Officer roles is the most appropriate structure for Deere at this time for three reasons:

1. This structure has served our shareholders well through many economic cycles, business challenges, and leadership successions.
2. The Board's governance processes preserve Board independence by ensuring discussion among independent directors and independent evaluation of and communication with members of senior management.
3. The enhanced role of the independent Presiding Director provides a strong counterbalance to the combined Chairman and Chief Executive Officer roles.

Presiding Director

Vance D. Coffman has served as our independent Presiding Director since the 2016 Annual Meeting.

The Presiding Director is elected by a majority of the independent directors upon a recommendation from the Corporate Governance Committee. The Presiding Director is appointed for a one-year term beginning upon election and expiring upon the selection of a successor.

The Board has assigned the Presiding Director the following duties and responsibilities:

— Preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
— Serve as liaison between the Chairman and the independent directors;
— In consultation with the Chairman, review and approve the schedule of meetings of the Board, the proposed agendas, and the materials to be sent to the Board;
— Call meetings of the independent directors when necessary; and
— Remain available for consultation and direct communication with Deere's shareholders.

The Board believes the role of the Presiding Director exemplifies Deere's continuing commitment to strong corporate governance and Board independence.

Board Meetings

Under Deere's bylaws, regular meetings of the Board are held at least quarterly. Our typical practice is to schedule at least one Board meeting per year at a company location other than our World Headquarters so directors have an opportunity to observe different aspects of our business first-hand. The Board met six times during fiscal 2018.

Directors are expected to attend Board meetings, meetings of committees on which they serve, and shareholder meetings. More to the point, directors are expected to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. During fiscal 2018, all incumbent directors attended 75% or more of the meetings of the Board and committees on which they served. Overall attendance at Board and committee meetings was 98%. All directors then in office attended the Annual Meeting of Shareholders in February 2018.

Each Board meeting normally begins or ends with a session between the CEO and the independent directors. This provides a platform for discussions outside the presence of the non-Board management attendees. The independent directors may meet in executive session, without the CEO, at any time, but such non-management executive sessions are scheduled and typically occur at each regular Board meeting. The Presiding Director presides over these executive sessions.

Board Committees

The Board has delegated some of its authority to five committees: the Executive Committee, the Audit Review Committee, the Compensation Committee, the Corporate Governance Committee, and the Finance Committee.

The Board approved the rotation of certain directors' committee memberships effective February 2016. The Board believes that committee rotation is generally desirable to ensure that committees regularly benefit from new perspectives.

Each of our Board committees has adopted a charter that complies with current NYSE rules relating to corporate governance matters. Copies of the committee charters are available at www.deere.com/corpgov and may also be obtained upon request to the Deere & Company Shareholder Relations Department. Each committee (other than the Executive Committee, which did not meet in 2018 and of which Mr. Allen serves as chair) is composed solely of independent directors.

The committee structure and memberships described below reflect the changes that became effective in February 2017. Every committee other than the Executive Committee regularly reports on its activities to the full Board.

EXECUTIVE COMMITTEE

2018 meetings: 0
Members:
Samuel R. Allen *(Chair)*
Vance D. Coffman
Clayton M. Jones
Gregory R. Page
Sherry M. Smith

— Acts on matters requiring Board action between meetings of the full Board
— Has authority to act on certain significant matters, limited by our bylaws and applicable law
— All members, other than Mr. Allen, are independent

AUDIT REVIEW COMMITTEE

2018 meetings: 5
Members:
Sherry M. Smith *(Chair)*
Alan C. Heuberger
Dipak C. Jain
Michael O. Johanns
Gregory R. Page
Sheila G. Talton

— Oversees the independent registered public accounting firm's qualifications, independence, and performance
— Assists the Board in overseeing the integrity of our financial statements, compliance with legal requirements, and the performance of our internal auditors
— Pre-approves all audit and allowable non-audit services by the independent registered public accounting firm
— With the assistance of management, approves the selection of the independent registered public accounting firm's lead engagement partner
— All members have been determined to be independent and financially literate under current NYSE listing standards
— The Board has determined that Ms. Smith, Mr. Heuberger, and Mr. Page are "audit committee financial experts" as defined by the SEC and that each has accounting or related financial management expertise as required by NYSE listing standards

COMPENSATION COMMITTEE

2018 meetings: 5
Members:
Vance D. Coffman *(Chair)*
Charles O. Holliday, Jr.
Clayton M. Jones
Dmitri L. Stockton

— Makes recommendations to the Board regarding incentive and equity-based compensation plans

— Evaluates and approves the compensation of our executive officers (except for the compensation of our CEO, which is approved by the full Board), including reviewing and approving the performance goals and objectives that will affect that compensation

— Evaluates and approves compensation granted pursuant to Deere's equity-based and incentive compensation plans, policies, and programs

— Retains, oversees, and assesses the independence of compensation consultants and other advisors

— Oversees our policies on structuring compensation programs for executive officers relative to tax deductibility

— Reviews and discusses the CD&A with management and determines whether to recommend to the Board that the CD&A be included in our filings with the SEC

— All members have been determined to be independent under current NYSE listing standards, including those standards applicable specifically to compensation committee members

CORPORATE GOVERNANCE COMMITTEE

2018 meetings: 5
Members:
Clayton M. Jones *(Chair)*
Vance D. Coffman
Charles O. Holliday, Jr.
Michael O. Johanns

— Monitors corporate governance policies and oversees our Center for Global Business Conduct

— Reviews senior management succession plans and identifies and recommends to the Board individuals to be nominated as directors

— Makes recommendations concerning the size, composition, committee structure, and fees for the Board

— Reviews and reports to the Board on the performance and effectiveness of the Board

— Oversees the evaluation of our management

— All members have been determined to be independent under current NYSE listing standards

FINANCE COMMITTEE

2018 meetings: 6
Members:
Gregory R. Page *(Chair)*
Alan C. Heuberger
Dipak C. Jain
Sherry M. Smith
Dmitri L. Stockton
Sheila G. Talton

— Reviews the policies, practices, strategies, and risks relating to Deere's financial affairs

— Exercises oversight of the business of Deere's Financial Services segment

— Formulates our pension funding policies

— Oversees our pension plans

— All members have been determined to be independent under current NYSE listing standards

Board Oversight of Risk Management

The Board believes that strong and effective internal controls and risk management processes are essential for achieving long-term shareholder value. The Board, directly and through its committees, is responsible for monitoring risks that may affect Deere.

RISK MANAGEMENT APPROACH

We maintain a structured risk management approach to facilitate our strategic business objectives. To that end, we identify and categorize risks and then escalate them as needed. Our internal risk management structure is administered by a Management Risk Committee consisting of the CEO and his direct reports. This committee provides periodic reports to the Board regarding Deere's risk management processes and reviews with the Board high-priority areas of enterprise risk.

Dedicated risk management reports typically take place at regularly scheduled Board meetings each February and August, and risk management topics are discussed as needed at other Board and committee meetings.

BOARD AND COMMITTEE RISK OVERSIGHT RESPONSIBILITIES

Each Board committee is responsible for oversight of risk categories related to its specific area of focus, while the full Board exercises ultimate responsibility for overseeing the risk management function as a whole and has direct oversight responsibility for many risk categories, including cyber security risks.

The areas of risk oversight exercised by the Board and its committees are:

Who is responsible?	Primary areas of risk oversight
Full Board	Oversees overall risk management function and regularly receives and evaluates reports and presentations from the chairs of the individual Board committees on risk-related matters falling within each committee's oversight responsibilities.
Audit Review Committee	Monitors operational, strategic, and legal and regulatory risks by regularly reviewing reports and presentations given by management, including our Senior Vice President and General Counsel, Senior Vice President and Chief Financial Officer, and Vice President, Internal Audit, as well as other operational personnel. Regularly reviews our risk management practices and risk-related policies (for example, Deere's risk management and insurance portfolio, and legal and regulatory reviews) and evaluates potential risks related to internal control over financial reporting and information system risks.
Compensation Committee	Monitors potential risks related to the design and administration of our compensation plans, policies, and programs, including our performance-based compensation programs, to promote appropriate incentives that do not encourage executive officers or employees to take unnecessary and/or excessive risks.
Corporate Governance Committee	Monitors potential risks related to our governance practices by, among other things, reviewing succession plans and performance evaluations of the Board and CEO, monitoring legal developments and trends regarding corporate governance practices, monitoring the Code of Business Conduct, and evaluating potential related person transactions. Monitors risks relating to environmental factors, as well as product safety and other compliance matters.
Finance Committee	Monitors operational and strategic risks related to Deere's financial affairs, including capital structure and liquidity risks, and reviews the policies and strategies for managing financial exposure and contingent liabilities. Monitors potential risks related to funding our U.S. qualified pension plans (other than the defined contribution savings and investment plans) and monitors compliance with applicable laws and internal policies and objectives.

Shareholder Outreach

To ensure the continued delivery of sustainable, long-term value to our shareholders, we engage in regular dialogue with them. During 2018, we discussed governance, executive compensation, and other issues with shareholders representing more than 40% of our outstanding shares. The Board considers feedback from these conversations during its deliberations, and we regularly review and adjust our corporate governance structure and executive compensation policies and practices in response to comments from our shareholders.

Communication with the Board

If you wish to communicate with the Board, you may send correspondence to: Corporate Secretary, Deere & Company, One John Deere Place, Moline, Illinois 61265-8098. The Corporate Secretary will submit your correspondence to the Board or the appropriate committee, as applicable.

You may communicate directly with the Presiding Director by sending correspondence to: Presiding Director, Board of Directors, Deere & Company, Department A, One John Deere Place, Moline, Illinois 61265-8098.

Corporate Governance Policies

Because we believe corporate governance is integral to creating long-term shareholder value, our Board of Directors has adopted company-wide Corporate Governance Policies, which are periodically reviewed and revised as appropriate to ensure that they reflect the Board's corporate governance objectives.

Please visit the Corporate Governance section of our website (www.deere.com/corpgov) to learn more about our corporate governance practices and to access the following materials:

— Code of Ethics
— Corporate Governance Policies
— Charters for our Board Committees
— Guiding Principles
— Code of Business Conduct
— Supplier Code of Conduct
— Global Conflict Minerals Policy

Political Contributions

To promote transparency and good corporate citizenship we have provided voluntary disclosure relating to the political contributions of Deere and its political action committee. This information is publicly available at www.deere.com/politicalcontributions.

Compensation of Directors

We have structured the compensation of our non-employee directors with the following objectives in mind:

— Recognize the substantial investment of time and expertise necessary for the directors to discharge their duties to oversee Deere's global affairs
— Align the directors' interests with the long-term interests of our shareholders
— Ensure that compensation is easy to understand and is regarded positively by our shareholders and employees

We pay non-employee directors an annual retainer. In addition, committee chairpersons and the Presiding Director receive fees for assuming those responsibilities. Directors who are employees receive no additional compensation for serving on the Board. We do not pay committee member retainers or meeting fees, but we do reimburse directors for expenses related to meeting attendance.

To supplement their cash compensation and align their interests with those of our shareholders, non-employee directors are awarded restricted stock units (RSUs) after each Annual Meeting. A person who serves a partial term as a non-employee director will receive a prorated retainer and a prorated RSU award.

Compensation for non-employee directors is reviewed annually by the Corporate Governance Committee. At its December 2016 and December 2018 meetings, the Board approved compensation as noted below for non-employee directors as recommended by the Corporate Governance Committee. The cash components are effective on January 1 following approval and the equity component is effective for the annual award in March following approval.

The following chart describes amounts we pay and the value of awards we grant to non-employee directors:

Date Approved by Corporate Governance Committee: Effective Date of Annual Amounts:	December 2016 January & March 2017	December 2018 January & March 2019
Retainer	$125,000	$135,000
Equity Award	$145,000	$160,000
Presiding Director Fee	$ 25,000	$ 30,000
Audit Review Committee Chair Fee	$ 25,000	$ 25,000
Compensation Committee Chair Fee	$ 20,000	$ 20,000
Corporate Governance Committee Chair Fee	$ 15,000	$ 15,000
Finance Committee Chair Fee	$ 15,000	$ 15,000

Under our Non-employee Director Deferred Compensation Plan, directors may choose to defer some or all of their annual retainers until they retire from the Board. For deferrals through December 2016, a director could elect to have these deferrals invested in either an interest-bearing account or an account with a return equivalent to an investment in Deere common stock. For deferrals effective in January 2017 and later, directors may choose from a list of investment options, none of which yields an above-market earnings rate.

Our stock ownership guidelines require each non-employee director to own Deere common stock equivalent in value to at least three times the director's annual cash retainer. This ownership level must be achieved within five years of the date the director joins the Board. Restricted shares (regularly granted to non-employee directors prior to 2008), RSUs, and any common stock held personally by the non-employee director are included in determining whether the applicable ownership threshold has been reached. Each non-employee director has achieved stockholdings in excess of the applicable multiple as of the date of this Proxy Statement.

We require non-employee directors to hold all equity awards until the occurrence of one of the following triggering events: retirement from the Board, total and permanent disability, death, or a change in control of Deere combined with a qualifying termination of the director. Directors may not sell, gift, or otherwise dispose of their equity awards before the occurrence of a triggering event. While the restrictions are in effect, non-employee directors may vote their restricted shares (but not shares underlying RSUs) and receive dividends on the restricted shares and dividend equivalents on the RSUs.

In fiscal 2018, we provided the following compensation to our non-employee directors:

Name	Fees Earned or Paid in Cash [1]	Stock Awards [2]	Non-Qualified Deferred Compensation Earnings [3]	All Other Compensation [4]	Total
Crandall C. Bowles [5]	$ 10,417	$ –	$ –	$ 9,566	$ 19,983
Vance D. Coffman	$170,000	$144,887	$ –	$15,041	$329,928
Alan C. Heuberger	$125,000	$144,887	$ –	$19,221	$289,108
Charles O. Holliday, Jr. [6]	$104,167	$177,430	$ –	$ 118	$281,715
Dipak C. Jain	$125,000	$144,887	$34,497	$ 8,738	$313,122
Michael O. Johanns	$125,000	$144,887	$ –	$16,549	$286,436
Clayton M. Jones	$140,000	$144,887	$ –	$11,383	$296,270
Brian M. Krzanich [7]	$ 83,333	$ 69,749	$ 883	$ 1,699	$155,664
Gregory R. Page	$140,000	$144,887	$ 480	$ 273	$285,640
Sherry M. Smith	$150,000	$144,887	$ 1,335	$ 273	$296,495
Dmitri L. Stockton	$125,000	$144,887	$ –	$ 9,688	$279,575
Sheila G. Talton	$125,000	$144,887	$ –	$ 273	$270,160

(1) All fees earned in fiscal 2018 for services as a director, including committee chairperson and Presiding Director fees, whether paid in cash or deferred under the Non-employee Director Deferred Compensation Plan, are included in this column.

(2) Represents the aggregate grant date fair value of RSUs computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation and does not correspond to the actual value that will be realized by the non-employee directors. The values in this column exclude the effect of estimated forfeitures. All grants are fully expensed in the fiscal year granted based on the grant price (the average of the high and low price for Deere common stock on the grant date). For fiscal 2018, the grant date was March 7, 2018, and the grant price was $156.635.

The non-employee director grant date is seven calendar days after the Annual Meeting. The assumptions made in valuing the RSUs reported in this column are discussed in Note 24, "Stock Option and Restricted Stock Awards," of our consolidated financial statements filed with the SEC as part of our annual report on Form 10-K for the fiscal year 2018. The following table lists the cumulative restricted shares and RSUs held by the non-employee directors as of October 28, 2018:

Director Name	Restricted Stock	RSUs	Director Name	Restricted Stock	RSUs
Crandall C. Bowles [5]	-	13,173	Clayton M. Jones	824	16,952
Vance D. Coffman	6,532	16,952	Gregory R. Page	-	7,404
Alan C. Heuberger	-	2,487	Sherry M. Smith	-	9,554
Charles O. Holliday [6]	-	1,132	Dmitri L. Stockton	-	4,698
Dipak C. Jain	13,234	16,952	Sheila G. Talton	-	4,698
Michael O. Johanns	-	5,214			

(3) Directors are eligible to participate in the Non-employee Director Deferred Compensation Plan. Under this plan, participants may defer part or all of their annual cash compensation. Through December 2016, two investment choices were available for these deferrals:
  – an interest-bearing alternative that pays interest at the end of each calendar quarter (i) for amounts deferred between fiscal 2010 through December 2016, at a rate based on the Moody's "A"-rated Corporate Bond Rate and (ii) for amounts deferred prior to fiscal 2010, at a rate based on the prime rate as determined by the Federal Reserve Statistical Release plus 2%
  – an equity alternative denominated in units of Deere common stock that earns additional shares each quarter at the quarterly dividend rate on Deere common stock

Amounts included in this column represent the above-market earnings on any amounts deferred under the Non-employee Director Deferred Compensation Plan. Above-market earnings represent the difference between the interest rate used to calculate earnings under the applicable investment choice and 120% of the applicable federal long-term rate.

(4) Amounts in this column include spousal travel and other expenses related to the December 2017 Board meeting held in Germany. Annual or retirement gifts are also included in all other compensation.

(5) Ms. Bowles retired from the Board effective December 4, 2017. The compensation amounts reflect a pro-rated retainer fee covering the portion of fiscal 2018 during which she served as director.

(6) Mr. Holliday was elected to the Board effective January 1, 2018. His compensation amounts reflect a pro-rated RSU award for the period from January 2018 through the February 2018 Annual Meeting and a full RSU award granted in March 2018.

(7) Mr. Krzanich resigned from the Board effective July 6, 2018. His compensation amounts reflect a pro-rated retainer fee for the portion of fiscal 2018 during which he served as director and a pro-rated RSU award for the period from February 2018 Annual Meeting to July 6, 2018.

Security Ownership of Certain Beneficial Owners and Management

The following table shows the number of shares of Deere common stock beneficially owned as of December 31, 2018, (unless otherwise indicated) by:

— each person who, to our knowledge, beneficially owns more than 5% of our common stock

— each individual who was serving as a non-employee director as of December 31, 2018

— each of the named executive officers listed in the Summary Compensation Table of this Proxy Statement

— all individuals who served as directors or executive officers on December 31, 2018, as a group

A beneficial owner of stock (represented in column (a)) is a person who has sole or shared voting power (meaning the power to control voting decisions) or sole or shared investment power (meaning the power to cause the sale or other disposition of the stock). A person also is considered the beneficial owner of shares to which that person has the right to acquire beneficial ownership (within the meaning of the preceding sentence) within 60 days. For this reason, the following table includes exercisable stock options (represented in column (b)), restricted shares, and RSUs that could become exercisable or be settled within 60 days of December 31, 2018, at the discretion of an individual identified in the table (represented in column (c)).

All individuals listed in the table have sole voting and investment power over the shares unless otherwise noted. As of December 31, 2018, Deere had no preferred stock issued or outstanding.

	Shares Beneficially Owned and Held (a)	Exercisable Options (b)	Options, Restricted Shares, and RSUs Available Within 60 Days (c)	Total	Percent of Shares Outstanding
Greater Than 5% Owners					
Cascade Investment, L.L.C. [1]					
2365 Carillon Point					
Kirkland, WA 98033	31,423,573	—	—	31,423,573	9.8%
The Vanguard Group, Inc. [2]					
100 Vanguard Blvd.					
Malvern, PA 19355	22,957,744	—	—	22,957,744	7.2%
Non-Employee Directors [3]					
Vance D. Coffman	—	—	23,484	23,484	*
Alan C. Heuberger	100	—	2,487	2,587	*
Charles O. Holliday	11,905	—	1,132	13,037	*
Dipak C. Jain	—	—	30,186	30,186	*
Michael O. Johanns	—	—	5,214	5,214	*
Clayton M. Jones	—	—	17,776	17,776	*
Gregory R. Page	1,100	—	7,404	8,504	*
Sherry M. Smith	—	—	9,554	9,554	*
Dmitri L. Stockton	—	—	4,698	4,698	*
Sheila G. Talton	—	—	4,698	4,698	*

	Shares Beneficially Owned and Held (a)	Exercisable Options (b)	Options, Restricted Shares, and RSUs Available Within 60 Days (c)	Total	Percent of Shares Outstanding
Named Executive Officers [4]					
Samuel R. Allen	266,785	919,328	93,467	1,279,580	*
James M. Field	49,851	79,598	18,724	148,173	*
Jean H. Gilles	45,094	104,197	18,263	167,554	*
Rajesh Kalathur	35,452	153,582	–	189,034	*
John C. May	33,834	33,357	–	67,191	*
All directors and executive officers as a group					
(19 persons) [5]	527,091	1,491,500	249,742	2,268,333	*

* Less than 1% of the outstanding shares of Deere common stock.

(1) The ownership information for Cascade Investment, L.L.C. is based on information supplied by Cascade in a statement on Amendment No. 4 to Schedule 13D filed with the SEC on December 20, 2016. All shares of common stock held by Cascade may be deemed beneficially owned by William H. Gates III as the sole member of Cascade. Cascade has sole voting power and sole dispositive power over 31,423,573 shares owned.

(2) The ownership information for The Vanguard Group, Inc. is based on information supplied by Vanguard in a statement on Amendment No. 3 to Schedule 13G filed with the SEC on February 12, 2018. Vanguard holds the shares in its capacity as a registered investment advisor on behalf of numerous investment advisory clients, none of which is known to own more than 5 percent of Deere's shares. Vanguard has sole voting power over 443,364 shares owned and sole dispositive power over 22,462,829 shares owned.

(3) The table includes restricted shares and RSUs awarded to directors under the Deere & Company Non-employee Director Stock Ownership Plan (see footnote (2) to the Fiscal 2018 Director Compensation Table). Restricted shares and RSUs may not be transferred prior to retirement as a director. RSUs are payable only in Deere common stock following retirement and have no voting rights until they are settled in shares of stock. In addition, directors own the following number of deferred stock units, which are payable solely in cash under the terms of the Non-employee Director Deferred Compensation Plan:

Director	Deferred Units
Vance D. Coffman	27,136
Dipak C. Jain	8,817
Michael O. Johanns	3,039
Gregory R. Page	3,965
Dmitri L. Stockton	2,443

(4) See the Outstanding Equity Awards table for additional information regarding equity ownership for NEOs.

(5) The number of shares shown for all directors and executive officers as a group includes 110,440 shares owned jointly with family members over which the directors and executive officers share voting and investment power.

Review and Approval of Related Person Transactions

The Board has adopted a written Related Person Transactions Approval Policy that assigns our Corporate Governance Committee the responsibility for reviewing, approving, or ratifying all related person transactions.

The written Related Person Transactions Approval Policy is concerned with three types of "related persons":

1. executive officers and directors of Deere
2. any holder of 5% or more of Deere's voting securities
3. immediate family members of anyone in category (1) or (2)

Each year, our directors and executive officers complete questionnaires designed to elicit information about potential related person transactions. In addition, the directors and officers must promptly advise our Corporate Secretary if there are any changes to the information they previously provided. After consultation with our General Counsel, management, and outside counsel, as appropriate, our Corporate Secretary determines whether any transaction is reasonably likely to be a related person transaction. Transactions deemed reasonably likely to be related person transactions are submitted to the Corporate Governance Committee for consideration at its next meeting, unless action is required sooner. In such a case, the transaction would be submitted to the Chairperson of the Corporate Governance Committee, whose determination would be reported to the full committee at its next meeting.

When evaluating potential related person transactions, the Corporate Governance Committee or its Chairperson, as applicable, considers all reasonably available relevant facts and circumstances and approves only those related person transactions determined in good faith to be in compliance with or not inconsistent with our Code of Ethics and Code of Business Conduct and in the best interests of our shareholders.

The sister of Mary K. W. Jones, Senior Vice President & General Counsel, is an employee in the Company's global communications department. Mrs. Jones does not directly or indirectly supervise her sister. During fiscal 2018, the employee earned approximately $136,288 in direct cash compensation along with customary employee benefits available to salaried employees generally. The employee's compensation is consistent with that of other employees at the same grade level. Pursuant to the Related Person Transactions Approval Policy, this transaction was approved by the Corporate Governance Committee after determining that it is not inconsistent with our Code of Ethics or Code of Business Conduct.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the Exchange Act) and related regulations require our directors, certain of our officers, and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and to provide copies of those reports to Deere.

To assist with these required reports, we have established procedures whereby directors and officers provide us with the relevant information regarding their transactions in Deere shares and we prepare and file the ownership reports on their behalf. In addition, our directors and officers have provided written statements regarding their Deere stock ownership and reports. Based solely upon a review of these statements and reports, we believe that all Section 16(a) filing requirements applicable to our insiders were complied with during fiscal 2018.



Advisory Vote on Executive Compensation

Item 2 – Advisory Vote on Executive Compensation

In accordance with Section 14A of the Exchange Act, we are asking our shareholders to approve, on an advisory basis, the compensation of the executives named in the Summary Compensation Table of this Proxy Statement. Deere's practice, which was approved by our shareholders at the 2017 Annual Meeting, is to conduct this non-binding vote annually.

Supporting Statement

PAY FOR PERFORMANCE

Deere's compensation philosophy is to pay for performance, support Deere's business strategies, and offer competitive compensation. Our compensation programs consist of complementary elements that reward achievement of both short-term and long-term objectives. The metrics used for our incentive programs are either associated with operating performance or are based on a function of Deere's stock price with linkage to revenue growth and Total Shareholder Return (TSR). See "Review of Pay for Performance Relative to Peer Group" in the CD&A, which highlights our success in connecting executive compensation with Deere's financial performance.

PROGRAM DESIGN

The CD&A offers a detailed description of our compensation programs and philosophy. Our compensation approach is supported by the following principles, among others, as fully described in the CD&A:

— We strive to attract, retain, and motivate high-caliber executives
— As executives assume more responsibility, we increase the portion of their total compensation that is at-risk and that is tied to long-term incentives
— We recognize the cyclical nature of our equipment businesses and the need to manage value throughout the business cycle
— We provide opportunities for NEOs to be long-term shareholders of Deere
— We structure our compensation program to be regarded positively by our shareholders and employees

At our 2018 Annual Meeting, we held a shareholder advisory vote on executive compensation in which shareholders approved the advisory vote on the compensation of our NEOs.

The Board believes that the executive compensation as disclosed in the CD&A, the accompanying tables, and other disclosures in this Proxy Statement is consistent with our compensation philosophy and aligns with the pay practices of our peer group.

> FOR THE REASONS STATED, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE **FOR** THE FOLLOWING NON-BINDING RESOLUTION:

"RESOLVED, that the shareholders approve the compensation of the NEOs as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the CD&A, tabular disclosures, and other narrative executive compensation disclosures."

Effect of Proposal

The say-on-pay resolution is non-binding, but the Board values your opinion as expressed through your votes and other communications. Therefore, the Board and the Compensation Committee will carefully consider the outcome of the advisory vote and those opinions when making future compensation decisions. However, the Board believes that the Compensation Committee is in the best position to consider the extensive information and factors necessary to make independent, objective, and competitive compensation recommendations and decisions that are in the best interests of Deere and its shareholders. Therefore, the final decision regarding the compensation and benefits of our executive officers and whether and how to address shareholder concerns remains with the Board and the Compensation Committee.

Compensation Discussion and Analysis

In this section, we provide a detailed description of our compensation programs, including the underlying philosophy and strategy, the individual elements, the methodology and processes used by the Board and the Compensation Committee (the Committee) to make compensation decisions, and the relationship between Deere's performance and compensation delivered in fiscal 2018. The discussion in this CD&A focuses on the compensation of our CEO, CFO, and the next three most highly compensated executive officers for the fiscal 2018. These individuals, referred to as Deere's named executive officers (NEOs), were:

Name	Title
Samuel R. Allen	Chairman and Chief Executive Officer
Rajesh Kalathur	Senior Vice President and Chief Financial Officer [1]
James M. Field	President, Worldwide Ag & Turf Division; Global Harvesting and Turf Platforms, Americas and Australia [2]
Jean H. Gilles	Senior Vice President, John Deere Power Systems, Worldwide Parts Services, Advanced Technology & Engineering, and Global Supply Management & Logistics [3]
John C. May	President, Agricultural Solutions, and Chief Information Officer [4]

(1) Effective November 15, 2018, Mr. Kalathur also became Chief Information Officer.

(2) Effective November 15, 2018, Mr. Field became President, Worldwide Construction & Forestry Division. Effective January 1, 2019, Mr. Field also became President of John Deere Power Systems.

(3) Effective January 11, 2019, Mr. Gilles retired as an executive officer of Deere.

(4) Effective November 15, 2018, Mr. May became President, Worldwide Agriculture & Turf Division: Global Harvesting and Turf Platforms, Ag Solutions, Americas and Australia.

Executive Summary

Our business strategy emphasizes achieving superior operating and financial performance throughout the business cycle. This includes maintaining aggressive goals for operating margin and asset turns while realizing sustainable Shareholder Value Added growth through disciplined expansion. Deere's compensation program is designed to motivate NEOs to execute this strategy.

In 2018, net sales and revenues reached $37.358 billion — second-highest in company history — and net income, though hindered by tax change provisions, totaled a fifth-highest $2.368 billion. Shareholder Value Added, our measure of economic profit, jumped 45 percent. These results reflect the success of our strategy. Deere employees controlled costs and increased the productivity of our assets, while also producing award-winning advanced products and services and investing in future growth.

Since aligning the metrics of our compensation program with our strategy in 2002, Deere has shown an ability to operate profitably throughout the business cycle.

Snapshot of Compensation Elements

The components of our 2018 compensation program are:

Total Direct Compensation				Total Indirect Compensation
		Long-Term Compensation		
Base Salary	**STI**	**LTIC**	**LTI**	
Fixed cash component	Annual cash award for profitability and efficient operations during the fiscal year	Cash award for sustained profitable growth during a three-year period	Equity award (consisting of RSUs, PSUs, and stock options) for creating shareholder value as reflected by stock price and revenue growth	Perquisites, retirement benefits, deferred compensation benefits, additional benefits payable upon a change in control
	Metrics[1]: Operating Return on Operating Assets (OROA) [2][3], Return On Equity (ROE)[2], and net sales and revenues in current-year performance	Metrics: Shareholder Value Added (SVA)[3] and Total Shareholder Return (TSR) modifier to the payout	Metrics: Revenue Growth	

(1)   As later described, the STI metrics have changed from 2017. Net income was removed as a standalone metric due to overlap with OROA and net sales and revenues.

(2)   The Equipment Operations OROA calculation excludes the assets from our Financial Services segment and certain Corporate assets. Corporate assets are primarily the equipment operations' retirement benefits, deferred income tax assets, marketable securities, and cash and cash equivalents. ROE is based solely on the Financial Services segment, and excludes the impact of U.S. tax reform. See Appendix B for details.

(3)   Wirtgen is excluded from both the Equipment Operations OROA and SVA calculations for FY18 variable pay to allow time for assimilation. See Appendix B for details.

Our incentive program reflects the long-term, cyclical nature of our industry and provides a framework for both executive and broad-based, non-executive programs to ensure that all employees pursue the same financial and operational goals. The STI provides incentives to focus on near-term results, while a two-tiered long-term incentive program — LTIC and LTI — reward growth and sustainable profitability over a longer period. LTIC differs from LTI in that it motivates behavior for long-term profitability and asset management. Given the long-term, cyclical nature of our industry, the STI and LTIC metrics create complementary incentives. In the years since the Board adopted these two incentive plans, we have demonstrated the ability to manage through various business and market conditions more profitably and to consistently generate operating cash flow, especially compared to peer group companies. The current combination of cash- and equity-based long-term compensation reflects the current peer group practice, with about 40% maintaining a similar mix.

To align compensation with our business strategy of **exceptional operating performance**, we historically have used OROA and ROE as the metrics for our STI plan. These metrics are designed to inspire the efficient use of assets and capital. STI goals are determined each year based on where we are in the business cycle to ensure that goals are uniformly challenging in all economic conditions. In fiscal 2017, two financial metrics—net sales and revenues and net income—were added to incorporate an element of growth into the annual award. Net income was removed as an STI metric beginning in fiscal 2018 due to its overlap with the margin focus of OROA. Incorporation of net sales and revenues continues to reflect the importance of excellent near-term financial execution and growth.

To align compensation with **disciplined growth**, we use SVA as the metric for our LTIC plan. SVA measures our success in delivering sustained growth in economic profitability over a three-year performance period.

To align compensation with **exceptional equity appreciation** and to motivate and reward sustained performance, our LTI plan uses stock options and restricted stock units (RSUs), whose ultimate values are tied to Deere's stock price, and performance stock units (PSUs), which are earned (or not) based on Deere's revenue growth compared to the performance peer group consisting of a subset of the S&P Industrial Sector.

Here are some of the key drivers that affect the STI, LTIC, and LTI metrics on a short- and long-term basis.

DRIVERS OF ONE-YEAR OROA, ROE, AND REVENUE GROWTH (STI)	**DRIVERS OF THREE-YEAR SVA (LTIC)**	**DRIVERS OF REVENUE GROWTH AND TSR (LTI)**
— Operating cost management — Disciplined asset management — Efficient use of equity — Near-term business execution	— Cost management decisions with a long-term focus — Efficient use of long-term assets — Long-term investment decisions for capital and research and development — World-class distribution systems — Technology innovation	— Market conditions — Market share — Successful execution of business strategy — Stock price appreciation over the long term

Financial Performance and Compensation Metrics

As outlined above, the metrics Deere uses to measure success in its business strategy are the same used in our compensation programs to ensure that employees are working in aligned, high-performance teams. Further details below illustrate how the company's compensation plans and payouts are sensitive to fluctuations in business conditions. Deere's goals for OROA remain above those of its major competitors.

		2017	2018	% Change
STI	OROA	21.18%	24.42%	15%
	ROE	10.61%	11.06%	4%
	Net Sales and Revenues	$29,363M[1]	$37,358M	27%
	Net Income	$1,923M [1]	n/a	n/a
	Payout as a % of Target	184%	98%	-47%
LTIC	3-Year Accumulated SVA	$2,382M	$3,493M	47%
	Payout as a % of Target	53%	83%	57%
LTI-Revenue Growth	Deere Growth Rate	(6.23)%	8.98%	+15.21 pts
	PSU Payout as a % of Target	0%	200%	+200 pts
LTI-TSR	Stock Price as of 31 Oct.	$132.88	$135.44	2%
	3-Year TSR as of 31 Oct.	18.87%	22.94%	+4.07 pts
	PSU Payout as a % of Target	200%	200%	0%

(1) Net Sales and Revenues and Net Income adjusted due to non-compensation related activities.

Shareholder Outreach

In 2018, we invited our top 20 shareholders to participate in discussions regarding executive compensation and governance issues. We engaged with 15 of our top 20 shareholders, representing about 40% of our outstanding shares, to ensure changes to our program were understood and aligned to their expectations. We discussed our approach to executive compensation programs, shareholder views on the program design, and the most recent revisions to our compensation plans, as well as various environmental, social, and corporate governance (ESG) topics important to investors.

Our learnings included:

— Our shareholders understand how OROA, ROE, and SVA are linked to successful operating performance
— OROA successfully drives the right behavior, especially during the business downturn
— The STI and LTIC programs contribute to successful operating performance, drive the right employee behavior, and promote the creation of long-term value
— Our shareholders support the exclusion of Wirtgen from fiscal 2018 and fiscal 2019 STI and LTIC program metrics and development of an appropriate metric once a full business cycle with Wirtgen has been completed
— Deere has strong alignment between business strategy and compensation design, and the proxy statement now better demonstrates the connection

We regularly analyze our practices to ensure we remain a leader in executive compensation best practices and remain aware of shareholder concerns. We believe the success of our STI and LTIC programs is due to our employee's deep understanding of OROA, ROE, and SVA, which will continue to be the primary metrics for our variable pay programs. We will continue regular shareholder engagement activities to gain their perspective firsthand.

2018 Compensation Overview

Deere is committed to a longstanding compensation philosophy that incorporates the principles of paying for performance, supporting business strategies, and paying competitively. The Committee believes this philosophy continues to drive our NEOs and salaried employees to produce sustainable, positive results for Deere and our shareholders.

Snapshot of Compensation Governance

To ensure that our compensation program meets Deere's business objectives without compromising our core values, we regularly compare our compensation practices and governance against market best practices. Here are some of the best practices we have implemented.

WE DO:

- ▲ use a combination of short-term and long-term incentives to ensure a strong connection between Deere's operating performance and actual compensation delivered
- ▲ regularly evaluate our peer group and pay positioning under a range of performance scenarios
- ▲ annually review all our compensation plans, policies, and significant practices
- ▲ annually review risks associated with compensation
- ▲ include a "double-trigger" change in control provision in our executive Change in Control Severance Program, as well as our current equity plan, so participants will receive severance benefits only if both a change in control and a qualifying termination occur
- ▲ annually review and limit executive perquisites
- ▲ retain an independent compensation consultant who does not perform other significant services for Deere
- ▲ have an Executive Incentive Compensation Recoupment Policy to ensure accountability in the presentation of our financial statements
- ▲ enforce stock ownership requirements to ensure that directors and executives have interests in common with our shareholders
- ▲ provide executive officers with benefits such as health care insurance, life insurance, disability, and retirement plans on the same basis as other full-time Deere employees

WE DON'T:

- ▼ offer employment agreements to our U.S.-based executives
- ▼ provide tax gross-ups for executives, except for those available to all employees generally
- ▼ provide excise tax gross-ups upon a change in control to any employees
- ▼ offer above-market earnings on new contributions to deferred compensation accounts
- ▼ grant stock options with an exercise price less than the fair market value of Deere's common stock on the date of grant
- ▼ re-price stock options without the prior approval of our shareholders
- ▼ cash out underwater stock options
- ▼ include reload provisions in any stock option grant
- ▼ permit directors or employees, or their respective related persons, to engage in short sales of Deere's stock or to trade in instruments designed to hedge against price declines in Deere's stock
- ▼ permit directors or officers to hold Deere securities in margin accounts or to pledge Deere securities as collateral for loans or other obligations

Compensation Elements

The primary elements of our compensation program are summarized below:

Component	Purpose	Characteristics	Fiscal 2018 Actions and Results
Base salary	Based on level of responsibility, experience, and sustained individual performance	Fixed cash component generally targeted at the peer group median	Mr. Allen did not receive an increase to base salary for fiscal 2018; the other NEOs received increases of 3.5%-4% for 2018 based on market median
Short-Term Incentive (STI)	Reward for achieving higher profitability through operating efficiencies, asset management, and achieving revenue targets during the fiscal year	Awarded in cash, a target STI award is designed to contribute to annual cash compensation and overall compensation at the peer group median	Due to the significant increase in executive OROA target goals for fiscal 2018, the STI payout was 98% of target, resulting in an award of $2.2 million for the CEO and awards ranging from $0.6 million to $0.7 million for the other NEOs
Long-Term Incentive Cash (LTIC)	Reward for achieving, over a three-year performance period, sustained profitable growth and above median TSR as compared to our peers	Awarded in cash, a target LTIC award is designed to contribute to overall compensation at the peer group median	The LTIC payout for the 2016-2018 performance period increased from 53% for the prior performance period to 83% of target. This resulted in an award of $1.5 million for the CEO and awards of approximately $0.5 million for each of the other NEOs
Long-Term Incentive (LTI)	Reward for creating shareholder value	Awarded in a combination of PSUs, RSUs, and stock options, a base-level LTI award is designed to contribute to overall compensation at the peer group median; LTI awards can be increased by up to 20% to recognize individual performance	The LTI grant for the 2018-2020 performance period was received in December 2017. The CEO received an LTI award valued at $9.1 million, a 20% increase over the base-level award; LTI awards for the other NEOs were increased an average of 11%, valued at $1.7 million; adjustments reflect strong operating performance and rapid response to challenging business conditions
Perquisites	Provide our executives with benefits comparable to those provided to executives at our peer group companies	Benefits such as medical exams and financial planning services that personally benefit the employee are not related to job performance and are available to a select group of employees	There were no changes to perquisites in fiscal 2018. We modified the investment options available under deferred compensation plans to ensure participants cannot earn above-market returns on new deferrals
Retirement benefits	Provide income upon retirement	Include both qualified and non-qualified defined benefit and contribution plans with a company match	There were no changes to retirement benefits in fiscal 2018

As this table suggests, we compare each component of compensation to the median level for that component awarded by our peers. In addition, we strive to have each NEO's total annual cash compensation and overall compensation at target compare favorably to the median levels for comparable executives. For example, in fiscal 2018, our CEO's base salary and target STI were 29% of his overall compensation, compared to an average of 28% for CEOs in our peer group.

2018 Target Direct Compensation Mix

Pay for performance is an essential element of our compensation philosophy. We believe compensation should motivate our executives to substantially contribute — both individually and collaboratively — to Deere's long-term, sustainable growth. To that end, our performance-based compensation program consists of three components (STI, LTIC, and LTI), all driven by metrics that align with Deere's business strategy and reflect the cyclical nature of the industries in which Deere operates.

To enhance the connection between pay and performance, as our NEOs assume greater responsibility, we award a larger portion of their total compensation in the form of "at risk" incentive awards and a larger portion of their incentive awards in the form of equity. This practice is apparent in the following charts, which illustrate the allocation of all fiscal 2018 Direct Compensation components at target for our CEO and for our other NEOs as a group.

CEO TARGET COMPENSATION MIX


Base
12%
Short-Term Incentive
17%
Long-Term Incentive Cash
14%
Stock Options
20%
Restricted Stock Units
14%
Performance Stock Units
23%
LONG-TERM
71%
AT RISK*
88%

NEO TARGET COMPENSATION MIX


Base
19%
Short-Term Incentive
19%
Long-Term Incentive Cash
17%
Stock Options
16%
Restricted Stock Units
11%
Performance Stock Units
18%
LONG-TERM
62%
AT RISK*
81%

* "at risk" implies awards that are subject to performance conditions and stock price performance

Direct Compensation Elements

As shown in the Target Compensation Mix charts under 2018 Compensation Overview, the majority of direct compensation for the CEO and NEOs is based on "at-risk," variable pay. Our performance-based compensation programs fall into two categories: short-term incentives based on annual metrics and long-term incentives based on a three-year performance period. Long-term performance based incentives are awarded in the form of cash and equity (RSUs, PSUs, and stock options). The following information describes each direct compensation element, including the applicable performance metrics.

Base Salary

In determining salary levels for each of our NEOs, the Committee considers factors such as the financial and operational performance, leadership, development of people, time in position, internal equity, and potential. The Committee also considers each NEO's current salary as compared to the salary range and median salary practices of our peer group.

After considering all relevant information, the Board determined that the CEO's base salary for fiscal 2018 should remain unchanged. The other NEOs received increases ranging from 3.5-4%. The NEOs' salary levels remain below the market median for similar positions.

Officer	Base Salary as of Dec. 1, 2016	Salary Increase %	Base Salary as of Dec. 1, 2017
Samuel R. Allen	$1,500,000	0%	$1,500,000
Rajesh Kalathur	$633,276	4%	$658,608
James M. Field	$701,700	3.5%	$726,264
Jean H. Gilles	$654,312	4%	$680,496
John C. May	$622,116	4%	$647,004

Short-Term Incentive (STI)

PERFORMANCE METRICS FOR STI

The Committee believes that operating margins, efficient deployment of Deere's assets (both fixed and working capital), and growth are key drivers in creating long-term shareholder value. For this reason, the Committee has designed the STI program to motivate Deere's executives and most other salaried employees to focus on reducing costs and optimizing asset and capital efficiency no matter where we are in the business cycle each fiscal year. By consistently managing OROA results through all points in the business cycle, Deere has been able to pay out more than half of cash flow from our operations to investors through dividends and net share repurchases since 2004.

In fiscal 2018, we used three distinct metrics to motivate employees, reflecting key differences between our manufacturing and financing businesses while also keeping a balanced focus on growth. For the two businesses that make up our Equipment Operations segment — Agriculture & Turf Operations and Construction & Forestry Operations — the metric is OROA. For our Financial Services segment, the metric is ROE. To measure successful short-term financial execution, the metric is net sales and revenues. As described below, the performance results for these metrics are combined to determine STI awards.

For fiscal 2018, the various business results were weighted to calculate STI as follows:

Company Performance Factor Weighting:

Enterprise OROA/ROE Metric	67%
Net Sales and Revenues Metric	33%

Enterprise OROA/ROE Metric Weighting:

Equipment Operations OROA	50%
Agriculture & Turf Operations OROA	25%
Construction & Forestry Operations OROA	15%
Financial Services ROE	10%

The emphasis on the OROA performance of the Equipment Operations and its constituent divisions in calculating STI reflects the critical position these operations have as drivers of Deere's business: Equipment Operations' net sales accounted for 89%

of Deere's net sales and revenues in fiscal 2018. The 50% weighting for the combined Equipment Operations reflects the importance of employees' aligning with the overall business strategies and not optimizing within a business segment.

We explain the metrics and the reasons behind them in this section. You can see how OROA and ROE were calculated for fiscal 2018 in Appendix B, "Deere & Company Reconciliation of Variable Compensation Measures to Non-GAAP Measures."

OROA

Deere is primarily a manufacturing company with high investment in fixed assets, such as buildings and machinery, and significant expenses with longer term payoffs, such as research and development. Over the past few decades, Deere's Equipment Operations businesses have weathered many business downturns. Among other things, this segment is affected by economic factors such as prices for commodities (such as corn and other crops) and the health of the housing and infrastructure sectors because we make the equipment that farmers and contractors rely on. When commodity prices are low or the housing and infrastructure sectors are weak, our customers delay equipment purchases and upgrades.

In 2004, Deere adopted a strategy designed to enable management to respond quickly and purposefully to changing business conditions to drive sustained operational results across volatile business cycles. A focus on OROA performance was and continues to be a key component of this strategy. The Committee believes OROA effectively measures the efficient use of the Equipment Operations' assets and the ability to manage operating margins under varying business conditions and is an appropriate metric for STI awards. Using OROA as an STI performance metric aligns employee decisions with our strategic approach to sound investment of capital and asset utilization. Because business conditions can quickly change, the Committee sets a range of OROA goals for a range of potential conditions rather than for a static forecast. This allows us to be agile and encourages us to prepare in advance for a variety of business conditions.

Foundational to understanding how we determine the OROA goals for a given fiscal year is the concept of mid-cycle sales. We calculate mid-cycle sales annually by gathering historical information on the size of the industry (for example, the total number of tractors sold in the U.S. market) and Deere's market share for every product line (in this example, the number of tractors sold by Deere). This information helps us understand the cyclical nature, from peak to trough, of our business. Mid-cycle sales are determined for each product line, which could be in varying business cycles within the same performance period. This allows us to set meaningful operating performance goals at the product line level while maintaining a unified incentive program for the salaried employee population. For most of our Agriculture & Turf products, a typical business cycle is around seven years. For the Construction & Forestry products, the cycle tends to be a bit shorter. As shown in the graph below, we use that historical information to determine mid-cycle sales — essentially our best estimate of what "normal" looks like.

WHAT IS MID-CYCLE?



Generally speaking, at the peak of a typical business cycle, actual sales constitute 120% of mid-cycle sales; at the trough, actual sales constitute 80% of mid-cycle sales. OROA goals vary each year to reflect where we are on this spectrum. We have relied on the process of analyzing mid-cycle sales for decades to make decisions related to measuring the achievement of long-term business strategies, allocating manufacturing capacity and workforce, and determining standard costs.

Mid-cycle goals. The Committee first established OROA goals for STI purposes by comparing Deere's OROA performance to that of the companies in our peer group. The median OROA for the peer group is in the range of 10%-15%. Accordingly, Deere's original target OROA at mid-cycle (the "normal" part of a business cycle) was set at 12%. That goal provided a reasonable approximation of Deere's cost of capital and aligned with our compensation strategy of awarding median pay for median performance. The Committee then set OROA goals for threshold and maximum STI payouts at mid-cycle to approximate 25th and 75th percentile performance, respectively, relative to the peer group. The Committee has reviewed and approved the goals each year, but because peer group OROA performance has essentially remained consistent, the OROA goals at mid-cycle also remained unchanged until recently, as discussed below. The OROA goals are the same for Equipment Operations, Agriculture & Turf Operations, and Construction & Forestry Operations.

Goals for peak and trough conditions. To maintain the rigor of the program, the Committee cannot just set goals for mid-cycle, or "normal" conditions. If OROA goals were consistent regardless of where we are in a business cycle, our employees would be unduly rewarded when the economy is strong and penalized for poor general economic conditions that have a negative effect on our sales. Therefore, the Committee fixes threshold, target, and maximum OROA goals that are more ambitious at the peak of a business cycle, when it is easier to cover fixed costs and achieve a high asset turnover (and thus a better OROA), and less ambitious at the trough. This model encourages us to quickly make necessary structural changes, such as those related to cost reduction, capacity, and assets (especially inventory) as business conditions change during the year.

As shown in the following graph, the goals for a given year are determined based on where we are in the business cycle.

How do OROA goals work?

For an example of how our multi-tiered OROA goals work in practice, assume we determined that mid-cycle sales are $30 billion. If actual sales for the year are $27 billion, that means we are at 90% of mid-cycle (27 ÷ 30 = .90). In that case, OROA goals would be lower than the goals for mid-cycle. On the other hand, if actual sales are $33 billion, that means we are at 110% of mid-cycle (33 ÷ 30 =1.1). In that case, OROA goals would be greater than the goals for mid-cycle. Both scenarios are illustrated below:

EXAMPLE



% of Mid-Cycle = Actual Sales / Mid-Cycle Sales

Recent changes in the OROA goals. In the years since we adopted OROA as an enterprise-wide performance metric, Deere has significantly restructured its Equipment Operations to enable more rapid responses to changing business conditions. The products we sell are subject to cycles. To put these cycles in perspective, the table below shows our OROA and net sales over the past 20 years. Note that since the adoption of OROA as an enterprise-wide metric in 2004, our OROA performance has exceeded the peer group even when we experienced volatile business conditions (as reflected by net sales):

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
OROA	3%	8%	–1%	6%	10%	26%	22%	22%	25%	27%	13%	28%	30%	29%	32%	28%	16%	14%	21%	24%
Net Sales (billions)	$10	$11	$11	$12	$13	$18	$19	$20	$21	$26	$21	$24	$29	$34	$35	$33	$26	$23	$26	$33

Deere's sustained success in delivering OROA performance under varying business conditions had resulted in continued maximum or near-maximum STI payouts in recent fiscal years. To continue to improve operational performance and seize the benefits of Deere's structural transformation, the Committee raised OROA goals for STI purposes to align more appropriately to the current business strategy. In making this decision, the Committee determined that Deere should be measured relative to its own capabilities and aspirations in addition to its performance relative to the peer group. As the following charts show, the executive OROA goals implemented in fiscal 2018 are significantly more rigorous at mid-cycle and peak than they have been historically. Going forward, the compensation goals will be reviewed annually and may be adjusted to reflect changes in the business, up or down, to continue to align with the enterprise strategy.

The following graph shows the significant changes to the OROA goals from fiscal year 2017 to 2018.

OROA GOAL INCREASES



▲ Indicates increase from 2017 to 2018

As shown in the table below, OROA goals have become more aggressive since 2015.

	2015 OROA Goals			2016 OROA Goals			2017 OROA Goals			2018 OROA Goals		
	Trough	Mid-Cycle	Peak	Trough	Mid-Cycle	Peak	Trough	Mid-Cycle	Peak	Trough	Mid-Cycle	Peak
Maximum	12%	20%	28%	13%	24%	36%	16%	26%	36%	17%	35%	48%
Target	8%	12%	20%	10%	18%	26%	12%	19%	26%	14%	29%	40%
Threshold	4%	8%	12%	8%	12%	16%	8%	12%	16%	12%	20%	28%

ROE

ROE is the STI performance metric for Financial Services. The Financial Services business is a key differentiator for how Deere delivers value to our dealers and customers, so we think it is important to consider Financial Services' performance as part of STI. The Committee believes ROE effectively measures the efficient use of the segment's equity, and ROE is commonly used in the financial services industry for that purpose. We have two distinct business models within Financial Services and we use different ROE goals for each.

Historically, approximately 65% of Financial Services' business is subsidized. Under the "subsidized business" model, the Equipment Operations provide subsidies to Financial Services to reduce the interest rates that our customers and dealers would otherwise pay on financial products. These subsidies were created to facilitate sales by the Equipment Operations, not to maximize Financial Services' profitability. For this reason, the ROE goal for the subsidized business — 10% — is the same regardless of the business cycle and is based on the implied after-tax cost of equity for Financial Services. Analysis shows that our threshold ROE goal of 10% represents upper-quartile performance compared to other financial institutions.

The remaining Financial Services offerings are referred to as the "non-subsidized business." The objective of the non-subsidized business is to efficiently utilize equity to earn a profitable return. Consequently, this business has more traditional (and progressively more challenging) goals for threshold, target, and maximum ROE. The Committee establishes goal levels by benchmarking against ROEs attained by similar financial services businesses with similar debt-to-equity ratios and by evaluating cost-of-equity financial models. The threshold goal equals the implied after-tax cost of equity for Financial Services; the target and maximum ROE goals are set at progressively higher levels to encourage management and employees to efficiently utilize equity relative to industry norms and market conditions while facilitating sales by the Equipment Operations. The ROE goals of 13% at target and 16% at maximum represent an even greater level of stretch, raising the difficulty of attaining target payouts. We regularly review the ROE of other financial institutions to ensure the appropriate level of stretch.

ROE goals are weighted based on the actual mix of subsidized versus non-subsidized business in a fiscal year. The Committee approved the following ROE goals at the beginning of fiscal 2018:

Fiscal 2018 ROE Goals	Subsidized business	Non-subsidized business	Weighted Goals
% of Business	68%	32%	
Maximum	10%	16%	12%
Target	10%	13%	11%
Threshold	10%	10%	10%

NET SALES AND REVENUES

In 2017, two additional financial metrics — net sales and revenues and net income — were added to incorporate a growth factor into the incentive calculation. Between OROA and net sales and revenues, there was significant overlap with the net income measure. To simplify the calculation, the net income metric was removed starting with fiscal 2018. This simplified the mix, but still retains a balanced focus between margin and disciplined growth. STI weighting includes two-thirds OROA and one-third net sales and revenues.

The Committee set target goals for net sales and revenues at the beginning of fiscal 2018 based on input from management regarding our expected performance for the upcoming year. The goal for a target payout matches the number established in our annual operating budget forecast — what we call the Original Budget. Net sales and revenues that falls more than 15% below target will result in no payout on that metric. Conversely, net sales and revenues that exceeds target by at least 15% will result in a maximum (200%) payout on that metric.

APPROVAL OF STI AWARD RATES

At the beginning of the fiscal year, after review and consideration of Deere's peer group data for target cash bonuses, the Committee approves target STI rates as a percentage of each NEO's base salary. The target STI rates for fiscal 2018 were as follows:

	Target Rate
CEO	150%
Other NEOs	100%

Regardless of the award amount reached by applying these payout rates, no individual award under the STI plan may exceed $5 million or 200% of target.

FISCAL 2018 PERFORMANCE RESULTS FOR STI

The chart below shows OROA results for the Agriculture & Turf Operations, the Construction & Forestry Operations, and Equipment Operations as a whole, based on actual sales volumes:



Agriculture & Turf
OROA: **25.6%**
Percent of Mid-Cycle: 95%
Result: **Between Target & Maximum** (105% of Target)

Equipment Operations
OROA: **24.4%**
Percent of Mid-Cycle: 98%
Result: **Between Threshold & Target** (81% of Target)

Construction & Forestry
OROA: **20.9%**
Percent of Mid-Cycle: 109%
Result: **Below Threshold** (0%)

Those results, together with ROE for Financial Services, are weighted to determine STI, as follows:

Fiscal 2018 Performance Results for STI	Fiscal 2018 Performance Results	Performance as % of Target	Fiscal 2018 Award Weighting	Weighted Award Results
Equipment Operations OROA	24.4%	81%	50%	41%
Agriculture & Turf Operations OROA	25.6%	105%	25%	26%
Construction & Forestry Operations OROA	20.9%	0%	15%	0%
Financial Services ROE	11.1%	127%	10%	13%
Enterprise OROA/ROE Metric[1]				**80%**
Enterprise OROA/ROE Metric		80%	67%	53%
Net Sales and Revenues Metric	$37,358M	136%	33%	45%
Actual Performance as % of Target				**98%**

(1) The Equipment Operations OROA calculation excludes the assets from our captive financial services and Wirtgen. ROE is based solely on the Financial Services segment, and excludes the impact of U.S. tax reform. See Appendix B for details.

The amount of the STI award paid to an NEO is calculated as follows:

STI AWARD CALCULATIONS



Base salary for the fiscal year ✕ Target STI rate ✕ Actual performance as a percentage of target = **STI award amount**

Actual STI awards paid to NEOs are shown in the table to the right and detailed in the Fiscal 2018 Summary Compensation Table under footnote (4).

The STI goals and the results for fiscal 2018 previously described are used to determine the STI awards paid to executive-level employees (representing approximately 120 top-level employees). For fiscal 2018, STI awards paid to the NEOs consisted of approximately 1% of the total amount of STI awards paid to all eligible employees.

Officer	Fiscal 2018 STI award
Samuel R. Allen	$2,213,325
Rajesh Kalathur	$ 645,796
James M. Field	$ 712,412
Jean H. Gilles	$ 667,257
John C. May	$ 634,418

Long-Term Incentive Cash (LTIC)

LTIC, formerly known as Mid-Term Incentive (MTI), is a long-term cash award based on Deere's performance against ambitious goals for Shareholder Value Added (SVA) over a three-year performance period. The plan name was changed, effective with the performance cycle beginning with fiscal 2018, to more clearly define all variable pay plans that span multiple years as long-term incentives.

SHAREHOLDER VALUE ADDED PERFORMANCE METRIC

The LTIC plan is designed to motivate executives and other salaried employees to consistently create lasting value. To that end, since the LTIC plan was first implemented, the performance metric has been Deere's SVA, which essentially measures operating profit in excess of our cost of capital.

SVA was selected as the LTIC performance metric because the Committee believes Deere should:

— earn, at a minimum, its weighted average cost of capital each year

— ensure that investments in capital and research and development earn their cost of capital

— ensure that acquisitions do not erode shareholder value

We believe Deere can realize sustainable improvement in SVA through a combination of revenue growth and high returns on invested capital. SVA incorporates both of these concepts and therefore serves as a barometer of long-term value.

SVA is measured on an enterprise-wide level. As a result, the LTIC plan encourages teamwork across all of our business units. In fiscal years 1994 through 2003 (the 10 years before we implemented the LTIC plan), accumulated SVA was negative $1.4 billion. In the 10 most recent fiscal years, accumulated SVA rose to $17 billion. This demonstrates that management has become adept at investing for the future while still delivering consistent shareholder returns.

We demonstrate how SVA is calculated in Appendix B, "Deere & Company Reconciliation of Variable Compensation Measures to Non-GAAP Measures."

MODIFICATION OF AWARDS BASED ON RELATIVE TSR

In an effort to further align executive compensation with shareholder interests, the Committee added a relative TSR modifier to potential LTIC payouts for our NEOs and certain other executive officers. Starting with the performance period that began in fiscal 2015, we compare Deere's TSR to TSR for the S&P Industrial Sector during the same time frame. The Committee chose the S&P Industrial Sector as a benchmark because it is an independently selected comparator group that includes a majority of our peer group companies. This index is also used to measure relative performance for PSUs under our long-term incentive plan. If Deere's TSR is at or below the 25th percentile of the index, the final LTIC payout for our senior executives will be reduced by 25%. If Deere's TSR is between the 25th and 50th percentiles, the final LTIC payout for our senior executives will be reduced by up to 25%, as shown in the following charts. The TSR modifier ensures that senior executives will not get the full LTIC award unless Deere's TSR is at least at the median of the index. In the initial modifier, there was no upside potential for outperforming the 50th percentile.

Beginning with the performance period starting with fiscal 2018, the TSR modifier was amended to include an upside opportunity when performance is between the 50th and 75th percentile and also to create a steeper reduction when TSR performance is below the 50th percentile. The performance peer group for TSR purposes was amended to a subset of the S&P 500 Industrial Sector. This smaller group of around 40 peer companies is more closely aligned by industry or related to agricultural and construction business cycles. The same smaller peer group is used as the comparator group for PSU metrics. The charts below show how the different modifiers operate at different TSR rankings. In the original modifier, the reduction amount is subtracted from the SVA performance payout factor; the new modifier will apply a multiplicative percentage to the payout factor.

TSR MODIFIER FOR LTIC PAYMENTS





THREE-YEAR PERFORMANCE PERIODS

The Committee approved three-year performance periods for LTIC awards to emphasize the importance of consistent, sustained operating performance. We believe employees are motivated to achieve consistently strong SVA results because, as we illustrate under "Historical Accumulated SVA, LTIC Goals, and LTIC Payouts," each year affects award calculations in three separate rolling performance periods. Whether positive or negative, SVA results for each year become part of the LTIC award calculation for that year and the next two years. Consequently, negative SVA in one year can offset positive SVA in another. A single year of strong performance will not result in a high LTIC payout if it follows one or two years of weak performance. Conversely, LTIC payouts will not necessarily be low after a year of weak performance if results in the two preceding years were strong.

SETTING SVA GOALS

Each year, two principles guide the Committee in setting the accumulated maximum SVA goal for the next three-year performance period. First, the goal for a maximum payout reflects return on invested capital performance in the top 25% relative to our peer group. Second, the goal for a maximum payout is calculated based on estimated enterprise SVA at mid-cycle sales levels (previously described under "Performance Metrics for STI") for the first year of the performance period. We cannot confidently forecast SVA for the second and third years of the performance period. Instead, we assume a compounded 7% annual growth rate (a number that corresponds to Deere's historical sales growth rate) for each of the remaining two years to arrive at a cumulative three-year SVA goal. Once set, the goal is a fixed amount for the performance period.

As mentioned above, the maximum SVA goal represents top-quartile invested capital performance, which is an aggressive stretch under "normal" business conditions. Accordingly, the target SVA goal is set at half of that amount. The threshold accumulated SVA goal was raised to $5 million starting with the performance period that ended with fiscal 2015. The threshold goal was increased to avoid nominal payouts to eligible participants.

The following table details the threshold, target, and maximum accumulated SVA goals for each performance period that includes fiscal 2018. The SVA goals grew significantly more challenging for the performance periods ending in 2015 through 2017: sales volumes for agricultural equipment increased, which led to a substantial increase in mid-cycle sales and increased expectations for SVA. As the recent business downturn became part of the business cycle, mid-cycle volumes decreased, resulting in slightly lower mid-cycle SVA for the performance periods ending in 2018 through 2020. Although the SVA goals have decreased, the same level of goal rigor exists due to the downturn in business conditions. The SVA goals have increased at a compounded annual rate of 9% since the LTIC plan was introduced in 2004.

SVA Goals for LTIC	Fiscal 2016 through Fiscal 2018	Fiscal 2017 through Fiscal 2019	Fiscal 2018 through Fiscal 2020
Threshold SVA Required for Payout	$5 million	$5 million	$5 million
SVA Goal for Target Payout	$4,200 million	$4,010 million	$3,900 million
SVA Goal for Maximum Payout	$8,400 million	$8,020 million	$7,800 million

APPROVAL OF LTIC AWARD RATES

At the beginning of each performance period, after considering data for our peer group, the Committee approves target LTIC award rates as a percentage of the median salary for each NEO's salary grade. For the performance period that begins in 2018, the target rates were increased to align closer to peers and market changes. The following table shows the target payout rates, as a percent of the median salary for the NEOs, approved by the Committee for the performance period ended in 2018 and the rate changes that apply to the performance period beginning in fiscal 2018.

	Performance Periods Ending in 2018 & 2019	Effective with Performance Period Ending with 2020
CEO	121%	135%
Other NEOs	93%	105%

Regardless of the amount calculated for each award using these payout rates, no employee can receive an award under the LTIC plan that exceeds $6 million or 200% of target.

FISCAL 2018 PERFORMANCE RESULTS FOR LTIC

The following table shows Deere's accumulated SVA, calculated as described in Appendix B, for the three-year performance period ended in 2018, which resulted in a payout of 83%.

The payout percentage for fiscal 2018 was calculated as follows:

Fiscal Year	SVA (in millions)
2016	$344
2017	$1,264
2018	$1,885
Accumulated SVA for 2016-2018 performance period	$3,493
SVA Goal for Target Payout	$4,200
TSR Modifier (if below 50th percentile)	no modifier applied
Actual Performance as % of Target	**83%**

HISTORICAL ACCUMULATED SVA, LTIC GOALS, AND LTIC PAYOUTS

The following table shows historical LTIC information and how SVA for fiscal 2018 will affect LTIC awards for the performance periods ending in 2018, 2019, and 2020.



CALCULATION OF LTIC AWARDS

The amount of the LTIC award paid to a NEO is calculated as follows:



| Median of actual salaries for the relevant salary grade [a] | ✕ | Target LTIC rate | ✕ | Actual performance as a percent of target | = | LTIC award amount |

(a)   Median (or midpoint) is the basis of the LTIC calculation for all employees so that within a given salary structure and level, the employees receive the same LTIC payout.

Actual LTIC awards paid to the NEOs are shown in the table to the right and detailed in the Fiscal 2018 Summary Compensation Table under footnote (4).

The results for the performance period ended in 2018 are also used to determine the LTIC awards for other eligible employees worldwide. LTIC awards paid to the NEOs for fiscal 2018 consisted of approximately 4.4% of the total amount of LTIC awards paid to all eligible employees.

Officer	Fiscal 2018 LTIC award
Samuel R. Allen	$1,509,536
Rajesh Kalathur	$484,807
James M. Field	$484,807
Jean H. Gilles	$484,807
John C. May	$484,807

Long-Term Incentive (LTI)

The LTI is designed to reward the NEOs for creating sustained shareholder value, to encourage ownership of Deere stock, to foster teamwork, and to retain and motivate high-caliber executives while aligning their interests with those of our shareholders. LTI awards consist of three components: performance stock units (PSUs), restricted stock units (RSUs), and market-priced stock options all awarded annually under the John Deere Omnibus Equity and Incentive Plan (Omnibus Plan). The Omnibus Plan is periodically approved by our shareholders and was last approved at the Annual Meeting in February 2015.

FISCAL 2018 LTI AWARD OVERVIEW FOR NEOS

	PSUs	RSUs	Stock Options
LTI Mix	40%	25%	35%
Performance measurements	Revenue growth*	Stock price appreciation	Stock price appreciation
Vesting period	Cliff vest on the third anniversary of the grant date	Cliff vest on the third anniversary of the grant date	Vest in approximately equal annual installments over three years
Conversion/ expiration	Converted to Deere common stock upon vesting	Converted to Deere common stock upon vesting	Expire 10 years from the grant date
Objective	Motivate and reward relative outperformance	Encourage ownership and retention while providing immediate alignment with shareholders	Reward for stock price appreciation

*Based on Deere's compounded annual growth rate

APPROVAL OF LTI AWARD VALUES

The Committee established LTI grants for the NEOs based on the following criteria: level of responsibility, individual performance, current market practice, peer group data, and the number of shares available under the Omnibus Plan. Awards granted in previous years are not a factor in determining the current year's LTI award, nor is potential accumulated wealth.

At the first Committee meeting of each fiscal year, after consideration of peer group data on median values for long-term incentives, the Committee approves a dollar value for a base-level LTI award and the mix of awards to be delivered. The grant price is the closing price of Deere common stock on the NYSE on the grant date. The grant price is used to determine the number of PSUs, RSUs, and stock options to be awarded.

As has been the practice for several years, the Committee can increase (up to 20%) or decrease (down to $0) an individual NEO's base-level award to distinguish that executive's performance, deliver a particular LTI value, or reflect other adjustments as the Committee deems appropriate. For fiscal 2018, the Committee approved adjustments to base-level award values ranging up to 20% to recognize the accomplishments of the individual NEOs. LTI awards were approved for the NEOs as follows:

	Adjusted Award Values*
Samuel R. Allen	$9,120,000
Rajesh Kalathur	$1,716,000
James M. Field	$1,794,000
Jean H. Gilles	$1,716,000
John C. May	$1,716,000

*The amounts shown include PSUs valued at the grant price on the date of grant. These amounts differ from the value of equity awards shown in the Fiscal Year 2018 Summary Compensation Table and Grants of Plan-Based Awards table because those tables reflect the probable outcome of the performance metrics for PSUs.

See the Fiscal 2018 Grants of Plan-Based Awards table and footnotes for more information on LTI awards delivered, as well as the terms of the awards.

For fiscal 2018, the number of RSUs and PSUs granted to the NEOs represented 9% and 52%, respectively, of the total RSUs and PSUs granted to all eligible salaried employees; stock options granted to the NEOs represented 30% of the total stock options granted to eligible salaried employees.

CONVERSION OF PSUs TO DEERE STOCK

For PSUs granted in fiscal 2018 (December 2017), the actual number of shares to be issued upon conversion will be based solely on Deere's revenue growth for the three-year performance period ending in 2020. Relative TSR as a standalone measure will no longer apply to equity awards, but will continue to be used as a modifier of the LTIC award only. Deere's performance for PSU purposes will be measured relative to a subset of the companies in the S&P Industrial Sector as of the end of the performance period. The new performance peer group represents a more closely aligned industry comparison to our company.

For the PSU performance periods ending in 2018 and 2019, the actual number of shares to be issued will still be based equally on Deere's revenue growth and TSR performance ranking, as compared to companies in the S&P Industrial Sector.

PERFORMANCE TARGETS (PERFORMANCE PERIOD ENDING IN 2020)



Revenue Growth Payout % X 100% of PSUs Awarded = Final Award

The number of PSUs that vest and convert to shares can range from 0% to 200% of the number of PSUs awarded, depending on Deere's relative performance during the performance period, as illustrated in the following table:

Deere's Revenue Growth Relative to the S&P Industrial Sector	% of Target Shares Earned (Payout %) *
Below 25th percentile	0%
At 25th percentile	25%
At 50th percentile	100%
At or above 75th percentile	200%

* Interim points are interpolated

These performance targets reflect the Committee's belief that median levels of relative performance should lead to median levels of compensation.

PAYOUT CAP ON PSUs

In response to shareholder concerns, for PSUs that vest at the end of fiscal 2019, the payout for the PSU portion will be capped at target if Deere's TSR is negative, regardless of how Deere compares to its peers. PSUs that vest after 2019 will no longer be measured on TSR and therefore the cap on this metric is eliminated. Relative TSR will remain a metric for the modifier on the LTIC payout.

PERFORMANCE PERIOD 2016-2018 PSUs

The performance period for PSUs granted in fiscal 2016 ended on October 31, 2018. The final number of shares earned was based on Deere's revenue growth and TSR relative to the S&P Industrial Sector over the three-year performance period. The Committee made its final payout determination in December 2018 following a review of the relative performances of Deere and the S&P Industrial Sector. Deere's revenue growth and TSR were comparable to the 80th and 85th percentiles, respectively. This resulted in an overall payout of 200% of target. This compared to an overall payout of PSUs relative to target for each of the five prior three-year performance periods ending in fiscal 2013 through fiscal 2017 of 100%, 48.5%, 0%, 33.5% and 100%, respectively.

Deere's Revenue Growth and TSR Relative to the S&P Industrial Sector	3rd Year Results	Performance Results for Performance Period Relative to S&P Industrial Sector	% of Target Shares Earned	Award Weighting	Weighted Payout %
Revenue Growth	9.0%	80th percentile	200%	50%	100%
TSR	22.9%	85th percentile	200%	50%	100%

LTI REPORTED VERSUS REALIZABLE VALUE

The values for Stock and Option Awards included on the Summary Compensation Table are presented in accordance with SEC requirements. Although this allows for comparison across companies, the Committee feels the prescribed calculation does not fully represent the Committee's annual decision and does not support a valid CEO pay-for-performance assessment. To calculate the realizable value, the stock units from the LTI awards granted in 2016, 2017, and 2018 are valued using the fiscal year end stock price. The value of PSUs also takes into consideration the current year payout and the current performance for the performance cycles in-process (2017-2019 and 2018-2020). The value of options is calculated using the Black-Scholes value as of fiscal year end. The following chart compares the LTI values reported on the Summary Compensation Table to Mr. Allen's realizable LTI value for each of the grants in 2016, 2017, and 2018. The three-year TSR as of October 31, 2018, is 22.9%.

REPORTED VS. REALIZABLE LTI VALUE



(a) See footnotes [2] and [3] to the Summary Compensation Table for an explanation of these valuations.

(b) Realizable LTI is calculated as:
- The value of stock options that were granted in 2016, 2017, and 2018 using the Black-Scholes value as of October 28, 2018.
- The value of RSUs that were granted in 2016, 2017, and 2018 using the stock price as of October 28, 2018, of $133.00
- The value of PSUs granted in 2016, 2017, and 2018 using the stock price as of October 28, 2018, of $133.00 and reflecting actual payout for the 2016-2018 performance and projected payouts of 200% for the in-process 2017-2019 and 2018-2020 performance cycles

Summary of Direct Compensation

The Committee believes each pay element included in Direct Compensation is consistent with our compensation philosophy. The Committee reviews Direct Compensation for the NEOs in the aggregate (excluding the CEO) as well as for each NEO individually and compares this compensation to the market position data of our peer group. This market position data takes into account the level of responsibility (including the level of sales volume) for each NEO's respective operations.

A key element of these individual performance evaluations is a careful analysis of each NEO's collaboration and contribution to the success of a high-performing team. Thus, while the market data for each position is a factor in reviewing Direct Compensation, the Committee also considers individual fulfillment of duties, teamwork, development, time in position, experience, and internal equity among NEOs other than the CEO. The Committee recognizes individual performance through adjustments to base salary and LTI.

Direct Compensation for the CEO is higher than for the other NEOs due to the CEO's breadth of executive and operating responsibilities for the entire global enterprise. The Committee does not target CEO compensation as a certain multiple of the compensation of the other NEOs. The relationship between the CEO's compensation and that of the other NEOs is influenced by our organizational structure, which does not currently include a chief operating officer. The ratio of Mr. Allen's Direct Compensation to that of the other NEOs is generally comparable to that found among the companies in our peer group.

Other Compensation Matters

RULES RELATED TO STOCK OWNERSHIP, HOLDING REQUIREMENTS, AND ANTI-HEDGING AND ANTI-PLEDGING POLICIES

NEOs are required to hold a certain amount of Deere stock. The CEO is expected to hold stock equivalent to 6 times base salary and the other NEOs are expected to hold stock equivalent to 3.5 times base salary. These ownership levels must be achieved within five years of the date the NEO is first appointed as CEO or as an executive officer. NEOs who have not achieved the requisite ownership level may not transfer any of the stock they acquire through our equity incentive plan. Only vested RSUs and any common stock held personally by an NEO are included in determining whether the applicable ownership requirement has been met. Once an NEO achieves the appropriate ownership level, the number of shares held at that time becomes that individual's fixed stock ownership requirement for three years, even if base salary increases or Deere's stock price decreases.

Our Insider Trading Policy precludes all directors and employees, including our NEOs, and their related persons from engaging in short sales of Deere's stock or trading in instruments designed to hedge against or offset price declines by any Deere securities. Our Insider Trading Policy also prohibits our directors and officers from holding Deere stock in margin accounts or pledging Deere stock as collateral for loans or other obligations.

LIMITATIONS ON DEDUCTIBILITY OF COMPENSATION

Prior to the Tax Cuts and Jobs Act ("Tax Reform") that was signed into law December 22, 2017, Section 162(m) of the Internal Revenue Code generally limited to $1 million the U.S. federal income tax deductibility of compensation paid in one year to a company's CEO or any of its three next-highest-paid executive officers (other than its Chief Financial Officer). Performance-based compensation was not subject to this limit on deductibility so long as such compensation met certain requirements, including shareholder approval of material terms. The Committee strived to provide the NEOs with incentive compensation programs that preserved the tax deductibility of compensation paid by Deere, to the extent reasonably practicable and consistent with Deere's other compensation objectives.

The Tax Reform includes a major overhaul of Section 162(m), which takes effect for tax years beginning after December 31, 2017. Amongst other provisions, it retained the $1 million deduction limit, but repealed the performance-based compensation exemption. The Tax Reform also expanded the definition of "covered employees" to include the Chief Financial Officer and any executive who is subject to the limitation in tax years beginning after 2016. As a result, beginning with Deere's fiscal 2019, compensation paid to our named executive officers in excess of $1 million will not be deductible for tax purposes unless it qualifies for transition relief applicable to certain binding written performance-based compensation arrangements in place as of November 2, 2017. No assurance can be given that any future compensation will qualify for the transition relief. While the Committee will continue to consider the tax deductibility of compensation as one of many factors, the Committee believes shareholder interests are best served by not restricting the Committee's discretion and flexibility in structuring compensation programs to attract, retain, and motivate key executives, even though such programs may result in non-deductible compensation expense.

RECOUPMENT OF PREVIOUSLY PAID INCENTIVE COMPENSATION

Deere's Executive Incentive Compensation Recoupment Policy authorizes the Committee to determine whether to require recoupment of cash and equity incentive compensation paid to or deferred by certain executives under certain conditions. Under the policy, the Committee may require recoupment if the Committee determines an executive received incentive compensation that was artificially inflated because the executive engaged in misconduct that:

— contributed to the need for a restatement of all or a portion of Deere's financial statements filed with the SEC or

— contributed to an incorrect calculation of operating metrics that are used to determine incentive plan payouts

The Committee is closely monitoring the proposed rules and rule amendments issued by the SEC to implement provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to recoupment of incentive-based compensation and will amend the Recoupment Policy if necessary when the final rules are adopted.

Indirect Compensation Elements

Perquisites

We offer our NEOs various perquisites that the Committee believes are reasonable in order to remain competitive. These perquisites, which are described in footnote (6) to the Fiscal 2018 Summary Compensation Table, constitute a small percentage of the NEOs' total compensation. The Committee conducts an annual review of the perquisites offered to the NEOs. In addition to the items listed in footnote (6), NEOs, as well as other selected employees, are provided indoor parking at no incremental cost to Deere.

The Board requires the CEO to use company-owned aircraft for all business and personal travel because the ability to travel safely and efficiently provides substantial benefits that justify the cost. The geographic location of Deere's headquarters in the Midwest, more than 150 miles from a major metropolitan airport, makes personal and business travel challenging. Moreover, traveling by company aircraft allows the CEO to conduct business confidentially while in transit. Personal use of company aircraft by other NEOs is minimal and must be approved by the CEO. The Committee has limited the CEO's annual personal usage of company aircraft to approximately 100 hours.

Retirement Benefits

All NEOs are covered by the same defined benefit pension plans, which include the same plan terms that apply to most qualifying U.S. salaried employees. We also maintain two additional defined benefit pension plans in which NEOs may participate: the Senior Supplementary Pension Benefit Plan (the "Senior Supplementary Plan") and the John Deere Supplemental Pension Benefit Plan (the "Deere Supplemental Plan").

The tax-qualified defined benefit pension plans have compensation limits imposed by the Internal Revenue Code. The Senior Supplementary Plan provides participants with the same benefit they would have received without those limits. This avoids the relative disadvantage that participants would experience compared to other qualified plan participants. The Deere Supplemental Plan is designed to reward career service at Deere above a specified grade level by utilizing a formula that takes into account only years of service above that grade level. We believe the defined benefit plans serve as important retention tools, provide a level of competitive income upon retirement, and reward long-term employment and service as an officer of Deere. In addition, the fact that the Senior Supplementary and Deere Supplemental Plans are unfunded (with benefit payments under these plans being made out of the general assets of Deere) and therefore at-risk (if Deere were to seek bankruptcy protection), creates a strong incentive for the NEOs to minimize risks that could jeopardize Deere's long-term financial health. For additional information, see the Fiscal 2018 Pension Benefits Table, along with the accompanying narrative and footnotes.

We also maintain a tax-qualified defined contribution plan, the John Deere Savings and Investment Plan (SIP), which is available to most of our U.S. employees, including the NEOs. We make matching contributions to participating SIP accounts on up to six percent of an employee's pay. The actual amount of the company match varies based on two factors: the STI results for the most recently completed fiscal year (see the "Fiscal 2018 Performance Results for STI" section) and the pension option in which the employee participates (see the narrative preceding the Fiscal 2018 Pension Benefits Table). The following table illustrates Deere's match for calendar 2018, which is reported for our NEOs under the "All Other Compensation" column of the Fiscal 2018 Summary Compensation Table:

Contemporary Option match on first 2% of eligible earnings: **300%**

Contemporary Option match on next 4% of eligible earnings: **100%**

Deferred Compensation Benefits

We also maintain certain deferred compensation plans that provide the NEOs with longer-term savings opportunities on a tax-efficient basis. Similar deferred compensation benefits are commonly offered by companies with which we compete for talent.

As of November 1, 2015, for the Defined Contribution Restoration Plan and as of November 1, 2016, for the Deferred Plan, the investment options now parallel the investment options offered under our 401(k) plan, with certain limited exceptions. Funds deferred prior to these effective dates may remain invested under the previous options, although participants also may move these funds into the new options. Additionally, participants may change investment options at any time. These changes effectively ensure that participants cannot earn above-market interest on new deferrals.

See the "Nonqualified Deferred Compensation" section for additional details.

Potential Payments upon Change in Control

Deere's Change in Control Severance Program (the "CIC Program") covers certain executives, including each of the NEOs, and is intended to facilitate continuity of management in the event of a change in control. The Committee believes the CIC Program:

— encourages executives to act in the best interests of shareholders when evaluating transactions that, without a change in control arrangement, could be personally detrimental

— keeps executives focused on running the business in the face of real or rumored transactions

— protects Deere's value by retaining key talent despite potential corporate changes

— protects Deere's value after a change in control by including restrictive covenants (such as non-compete provisions) and a general release of claims in favor of Deere

— helps Deere attract and retain executives as a competitive practice

For more information, see "Fiscal 2018 Potential Payments upon Change in Control" and the corresponding table.

Other Potential Post-Employment Payments

Deere's various plans and policies provide payments to NEOs upon certain types of employment terminations that are not related to a change in control. These events and amounts are explained in the section under Executive Compensation Tables entitled "Fiscal 2018 Potential Payments upon Termination of Employment Other than Following a Change in Control."

Compensation Methodology and Process

Independent Review and Approval of Executive Compensation

The Committee is responsible for reviewing and approving goals and objectives related to incentive compensation for the majority of salaried employees. In particular, the Committee evaluates the NEOs' performance in relation to established goals and ultimately approves compensation for the NEOs (except for the CEO). All substantive responsibilities related to the determination of compensation of the NEOs are undertaken exclusively by the members of the Committee, all of whom are independent under current NYSE listing standards.

The Committee periodically reviews the components of our compensation program to ensure the program is aligned with our business strategy, Deere's performance, and the interests of our employees and shareholders. In addition, the Committee regularly reviews market practices for all significant elements of executive compensation and approves necessary adjustments to ensure Deere's compensation remains competitive.

Generally, at the Board meeting in August, the full Board (in executive session without the CEO present) evaluates the CEO's performance. The Committee considers the results of that evaluation when providing recommendations to the independent members of the Board for the CEO's compensation, which they then approve. The CEO does not play a role in and is not present during discussions regarding his own compensation.

The CEO plays a significant role in setting the compensation for the other NEOs. At the Committee meeting in December, the CEO evaluates each NEO's individual performance and recommends changes to the NEOs' base salaries and LTI awards. (The CEO is not involved in setting the STI and LTIC awards because they are calculated using predetermined factors.) The Committee has the discretion to accept, reject, or modify the CEO's recommendations. No other executive officers play a substantive role in setting an NEO's compensation.

The Role of the Compensation Consultant

The Committee has retained Pearl Meyer, LLC (Pearl Meyer) as its compensation consultant. Pearl Meyer reviews our executive compensation program design and assesses our compensation approach relative to our performance and the market. The Committee has sole responsibility for setting and modifying the fees paid to Pearl Meyer, determining the nature and scope of its services, and evaluating its performance and can terminate Pearl Meyer's engagement or hire another compensation consultant at any time.

Pearl Meyer periodically meets independently with the Chair of the Committee and regularly participates in executive sessions with the Committee (without any executives or other Deere personnel present) to review compensation data and discuss compensation matters. While the Committee values this expert advice, ultimately the Committee's decisions reflect many factors and considerations. Management works with Pearl Meyer at the Committee's direction to develop materials and analysis, such as competitive market assessments and summaries of current legal and regulatory developments, which are essential to the Committee's compensation determinations.

During fiscal 2018, Pearl Meyer performed the following specific services:

— Provided information on executive compensation trends and external developments, including regulatory changes
— Provided a competitive evaluation of total compensation for the NEOs, as well as overall compensation program share usage, dilution, and LTI expense
— Reviewed the peer group used for market analyses
— Reviewed the competitiveness of actual pay delivered in relation to performance as compared to the peer group, as further discussed in the following section
— Provided recommendations on CEO total compensation
— Reviewed recommendations for our CEO's compensation in relation to the other NEOs
— Reviewed Committee agendas and supporting materials in advance of each meeting and raised questions or issues with management and the Committee Chair, as appropriate
— Provided guidance and recommendations on incentive plan design, including rigor of metrics and goals
— Reviewed drafts and commented on this CD&A and the related compensation tables

Pearl Meyer does not provide other significant services to Deere and has no other direct or indirect business relationships with Deere or any of its affiliates. Taking these and other factors into account, the Committee has determined that the work performed by Pearl Meyer does not raise any conflicts of interest. Additionally, based on its analysis of the factors identified in the Committee's charter as being relevant to compensation consultant independence, the Committee has concluded that Pearl Meyer is independent of Deere's management.

Market Analysis

PEER GROUP

The companies in the peer group for our fiscal 2018 market analysis process, listed in the chart below, are similar to Deere in terms of sales volume, products, services, market capitalization, and global presence.

Company	Fiscal year	Employees*	Revenue* (MM)	Market Value 10/31/18 (MM)
3M Company	Dec '17	91,536	$31,657	$110,786
Arconic	Dec '17	41,500	$12,961	$9,823
Boeing Company	Dec '17	140,800	$93,392	$201,520
Caterpillar Inc.	Dec '17	98,400	$45,462	$71,592
Cummins Inc.	Dec '17	58,600	$20,428	$21,947
DowDuPont	Dec '17	98,000	$62,374	$124,414
Eaton Corp. plc	Dec '17	96,000	$20,404	$31,062
Emerson Electric Co.	Sep '18	87,500	$17,408	$42,660
General Dynamics Corporation	Dec '17	98,600	$30,973	$51,110
Honeywell International Inc.	Dec '17	131,000	$40,519	$107,209
Illinois Tool Works Inc.	Dec '17	50,000	$14,314	$42,781
Johnson Controls International plc	Sep '18	122,000	$31,400	$29,542
Lockheed Martin Corporation	Dec '17	100,000	$51,048	$83,579
PACCAR Inc	Dec '17	25,000	$19,469	$20,012
United Technologies Corporation	Dec '17	205,000	$59,798	$99,490
Whirlpool Corporation	Dec '17	92,000	$21,253	$7,004
75th Percentile		105,500	$46,859	$101,420
Median		97,000	$31,187	$46,945
25th Percentile		80,275	$20,170	$27,643
Deere & Company	Oct '18	74,400	$37,358	$43,568
Deere Percentile		24th	64th	47th

Source: Factset Research Systems, Inc.

* Reflects employees and revenues for most recent reported fiscal year

Compensation paid by our peer group is representative of the compensation we believe is required to attract, retain, and motivate executive talent. The Committee, in consultation with Pearl Meyer, periodically reviews the peer group to confirm that it remains an appropriate point of reference for NEO compensation.

REVIEW OF PAY FOR PERFORMANCE RELATIVE TO PEER GROUP

To ensure that total compensation for our NEOs aligns with the market, we compared our compensation and performance against the companies in our peer group. As part of this comparison, we evaluate our peers' mix of cash versus equity and short-term versus long-term components.

In addition, we reviewed the relationship between total realizable compensation and our performance for the three fiscal years ended with fiscal year 2017 — the most recent fiscal year-end for which we can obtain corresponding compensation information for our peer companies. This review helps the Committee understand whether total compensation delivered to our NEOs aligns with our performance relative to our peer group. For purposes of this review, we use TSR to measure performance.

The analysis, as shown in the following graphs, reveals that realizable pay for Deere's CEO and other NEOs was reasonably aligned with Deere's relative TSR over the relevant time period. Based on these results and the results of similar past comparisons of pay and performance alignment, we believe our pay programs ensure that compensation for our executives is aligned with performance and market norms.

DEERE 3-YEAR PAY FOR PERFORMANCE
REALIZABLE PAY VS. TOTAL SHAREHOLDER RETURN

CEO



● Peer Companies

OTHER NEOS



"Total realizable pay" for Deere's NEOs is defined as the sum of the following components:

1. Actual base salaries paid over the three-year period from 2015-2017
2. Actual STI awards paid over the three-year period
3. Actual LTIC awards paid over the three-year period
4. The Black-Scholes value as of October 29, 2017, of any stock options granted over the three-year period
5. The value as of October 29, 2017, of RSUs granted over the three-year period
6. The value as of October 29, 2017, of PSUs (reflecting actual performance for the 2015-2017 performance cycle and the in-process 2016-2018 and 2017-2019 performance cycles)

For peer companies, total realizable pay includes cash- and equity-based long-term incentive plan and performance share plan payouts for performance cycles that are completed within the three-year period. Award values are then multiplied by a factor that reflects grant frequency and long-term incentive pay mix.

Risk Assessment of Compensation Policies and Practices

As shown in the adjacent diagram, management conducted a comprehensive risk assessment of Deere's compensation policies and practices, as we have done each year since 2010.

The inquiries in the risk assessment questionnaire focus on: pay-for-performance comparison against our peer group, balance of compensation components, program design and pay leverage, program governance, and factors that mitigate program risks.

Based on its most recent review, the Risk Assessment Team concluded that Deere's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the company. The Committee, along with its independent compensation consultant, reviewed the risk assessment and concurred with that conclusion. The Committee believes the following key factors support the Risk Assessment Team's conclusion:

— the performance metrics for our STI and LTIC incentive plans are based on enterprise publicly reported metrics with only minor adjustments and, therefore, are not easily susceptible to manipulation

— the metrics for our STI and LTIC compensation and the related potential payouts are capped to reduce the risk that executives might be motivated to attain excessively high "stretch" goals to maximize payouts

In addition, Deere maintains stock ownership requirements that are designed to motivate our management team to focus on Deere's long-term sustainable growth and a Recoupment Policy designed to prevent misconduct relating to financial reporting.

Convened a Risk Assessment Team comprising management personnel representing relevant areas of oversight.



Completed an inventory of Deere's compensation programs globally for both executive and non-executive employees.



Updated our existing detailed risk assessment questionnaire to take account of any relevant changes in our compensation structure or philosophy.



Applied the updated questionnaire to the compensation programs that, due to their size, potential payout, or structure, could have a material adverse effect on Deere.

The reports of the Compensation Committee and the Audit Review Committee that follow do not constitute soliciting material and will not be deemed filed or incorporated by reference by any general statement incorporating by reference this Proxy Statement or future filings into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Deere specifically incorporates the information by reference, and will not otherwise be deemed filed under these statutes.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and discussed it with Deere's management. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommends to the Board of Directors that the Compensation Discussion and Analysis be included in Deere's Proxy Statement.

Vance D. Coffman, Chair
Charles O. Holliday, Jr.
Clayton M. Jones
Dmitri L. Stockton

Executive Compensation Tables

In this section, we provide tabular and narrative information regarding the compensation of our NEOs for fiscal 2018.

FISCAL 2018 SUMMARY COMPENSATION TABLE

Name and Position	Fiscal Year	Salary [1]	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
Samuel R. Allen Chairman and Chief Executive Officer	2018	$1,500,000	$9,247,170	$3,191,963	$3,722,861	$286,516	$577,157	$18,525,667
	2017	$1,500,000	$5,479,540	$2,929,134	$4,404,082	$1,270,046	$469,390	$16,052,192
	2016	$1,500,000	$6,246,874	$2,926,317	$4,492,426	$3,005,568	$471,686	$18,642,871
Rajesh Kalathur Senior Vice President and Chief Financial Officer [7]	2018	$656,497	$1,739,879	$600,568	$1,130,603	$36,918	$172,386	$4,336,851
	2017	$632,241	$1,124,684	$601,227	$1,292,041	$271,898	$141,307	$4,063,398
	2016	$615,312	$1,167,110	$546,760	$1,269,406	$352,821	$155,296	$4,106,705
James M. Field President, Worldwide Ag & Turf Division: Global Harvesting & Turf Platforms, Americas & Australia [7]	2018	$724,217	$1,818,823	$627,864	$1,197,219	$24,692	$186,782	$4,579,597
	2017	$700,553	$1,124,684	$601,227	$1,398,643	$418,443	$165,166	$4,408,716
	2016	$686,266	$1,167,110	$546,760	$1,352,171	$632,142	$185,457	$4,569,906
Jean H. Gilles Senior Vice President, John Deere Power Systems, Worldwide Parts Services, Advanced Technology & Engineering, and Global Supply Management & Logistics [7]	2018	$678,314	$1,739,879	$600,568	$1,152,064	$288,449	$174,488	$4,633,762
	2017	$653,242	$1,124,684	$601,227	$1,324,813	$841,531	$150,536	$4,696,033
	2016	$639,416	$1,145,793	$536,818	$1,297,522	$1,197,119	$182,664	$4,999,332
John C. May President, Agricultural Solutions and Chief Information Officer [7]	2018	$644,930	$1,739,879	$600,568	$1,119,225	$1,606	$167,788	$4,273,996
	2017	$620,606	$1,124,684	$601,227	$1,273,884	$275,458	$149,905	$4,045,764
	2016	$599,840	$1,273,139	$596,455	$1,251,358	$388,506	$162,727	$4,272,025

(1) Includes amounts deferred by the NEO under the John Deere Voluntary Deferred Compensation Plan. Salary amounts deferred in fiscal 2018 are included in the first column of the Fiscal 2018 Nonqualified Deferred Compensation Table.

(2) Represents the aggregate grant date fair value of PSUs and RSUs computed in accordance with FASB ASC Topic 718. The values in this column exclude the effect of estimated forfeitures. Assumptions made in the calculation of these amounts are included in Note 24, "Stock Option and Restricted Stock Awards," of our consolidated financial statements filed with the SEC on Form 10-K for the fiscal year ended October 28, 2018 ("2018 Form 10-K"). For PSUs, the value at the grant date is based on the probable outcome of the performance metrics over the three-year performance period. If the highest level of payout were achieved, the value of the PSU awards as of the grant date would be as follows: $6,967,312 (Allen); $1,310,924 (Kalathur); $1,370,419 (Field); $1,310,924 (Gilles); $1,310,924 (May). RSUs will vest three years after the grant date, at which time they may be settled in Deere common stock. Refer to the Fiscal 2018 Grants of Plan-Based Awards table and footnote (7) for a detailed description of the grant date fair value of stock awards.

(3) Represents the aggregate grant date fair value of stock options computed in accordance with FASB ASC Topic 718. The values in this column exclude the effect of estimated forfeitures. The assumptions made in valuing option awards reported in this column and a more detailed discussion of the binomial lattice option pricing model appear in Note 24, "Stock Option and Restricted Stock Awards," of our consolidated financial statements filed with the SEC in the 2018 Form 10-K. Refer to the Fiscal 2018 Grants of Plan-Based Awards table and footnote (7) for a detailed description of the grant date fair value of option awards.

(4) Non-equity incentive plan compensation includes cash awards under the STI and LTIC plans. Cash awards earned under the STI and LTIC plans for the performance period ended in fiscal 2018 were paid to the NEOs on December 14, 2018, unless deferred under the Voluntary Deferred Compensation Plan. Deferred STI and LTIC amounts are included in the first column of the Fiscal 2018 Nonqualified Deferred Compensation Table.

The following table shows the awards earned under the STI and LTIC plans:

| Name | STI (a) | | | LTIC (b) | | | Total Non-Equity Incentive Plan Compensation |
	Target Award as % of Salary	Actual Performance as % of Target	Award Amount	Target Award as % of Median Salary	Actual Performance as % of Target	Award Amount	
Samuel R. Allen	150%	98%	$2,213,325	121%	83%	$1,509,536	$3,722,861
Rajesh Kalathur	100%	98%	$ 645,796	93%	83%	$ 484,807	$1,130,603
James M. Field	100%	98%	$ 712,412	93%	83%	$ 484,807	$1,197,219
Jean H. Gilles	100%	98%	$ 667,257	93%	83%	$ 484,807	$1,152,064
John C. May	100%	98%	$ 634,418	93%	83%	$ 484,807	$1,119,225

(a) Based on actual performance, as discussed in the CD&A under "Fiscal 2018 Performance Results for STI," the NEOs earned an STI award equal to 98% of the target opportunity.

(b) Based on actual performance, as discussed in the CD&A under "Fiscal 2018 Performance Results for LTIC," the NEOs earned an LTIC award equal to 83% of the target opportunity.

(5) The following table shows the change in pension value and above-market earnings on nonqualified deferred compensation during fiscal 2018.

Name	Change in Pension Value (a)	Nonqualified Deferred Compensation Earnings (b)	Total
Samuel R. Allen	$286,516	$ –	$286,516
Rajesh Kalathur	$ 36,918	$ –	$ 36,918
James M. Field	$ 24,692	$ –	$ 24,692
Jean H. Gilles	$213,137	$75,312	$288,449
John C. May	$ 1,606	$ –	$ 1,606

(a) Represents the change in the actuarial present value of each NEO's accumulated benefit under all defined benefit plans year over year. The pension value calculations include the same assumptions as used in the pension plan valuations for financial reporting purposes. For more information on the assumptions, see footnote (4) under the Fiscal 2018 Pension Benefits Table.

(b) Represents above-market earnings on compensation that is deferred by the NEOs under our nonqualified deferred compensation plans. Above-market earnings represent the difference between the interest rate used to calculate earnings under the applicable plan and 120% of the applicable federal long-term rate prescribed by the Internal Revenue Code. See the Fiscal 2018 Nonqualified Deferred Compensation Table for additional information.

Over the past two years, modifications have been made for the investment options available under the Nonemployee Director Deferred Compensation Plan and the Voluntary Deferred Compensation Plan for employees to ensure that participants cannot earn above-market returns on new deferrals. Minimal amounts may be reported in future years for prior years' deferrals.

(6) The following table provides details about each component of the "All Other Compensation" column in the Fiscal 2018 Summary Compensation Table:

Name	Personal Use of Company Aircraft (a)	Financial Planning (b)	Medical Exams (c)	Misc Perquisites (d)	Company Contributions to Defined Contribution Plans (e)	Total All Other Compensation
Samuel R. Allen	$76,740	$ –	$18,650	$2,995	$478,772	$577,157
Rajesh Kalathur	$ –	$10,000	$ 840	$1,611	$159,935	$172,386
James M. Field	$ –	$ –	$ 5,904	$3,983	$176,895	$186,782
Jean H. Gilles	$ –	$ 1,976	$ 5,408	$1,856	$165,248	$174,488
John C. May	$ –	$ 2,615	$ 6,460	$1,670	$157,043	$167,788

(a) Per IRS regulations, the NEOs recognize imputed income on the personal use of Deere's aircraft. For SEC disclosure purposes, the cost of personal use of Deere's aircraft is calculated based on the incremental cost to Deere. To determine the incremental cost, we calculate the variable costs for fuel on a per-mile basis, plus any direct trip expenses such as on-board catering, landing/ramp fees, and crew expenses. Fixed costs that do not change based on usage, such as pilot salaries, depreciation of aircraft, and maintenance costs, are excluded. Mr. Allen's personal usage of company aircraft in fiscal 2018 amounted to approximately 38 hours of travel, which represents less than 0.5% of the total hours flown by company aircraft.

(b) This column contains amounts Deere paid for financial planning assistance to the NEOs. Each year, the CEO may receive up to $15,000 of assistance and the other NEOs may receive up to $10,000.

(c) This column contains the amounts Deere paid for annual medical exams for the NEOs.

(d) Miscellaneous perquisites include spousal attendance at company events.

(e) Deere makes contributions to the John Deere Savings and Investment Plan for all eligible employees. Deere also credits contributions to the John Deere Defined Contribution Restoration Plan for all employees covered by the Contemporary Option under our tax-qualified pension plan whose earnings exceed relevant IRS limits. All of our current NEOs are covered by the Contemporary Option.

(7) See Compensation Discussion & Analysis footnotes on page 26 for title changes effective in fiscal 2019.

The following table provides additional information regarding fiscal 2018 grants of RSU, PSU, and stock option awards under the Omnibus Plan and the potential range of awards that were approved in fiscal 2018 under the STI and LTIC plans for payout in future years. These awards are further described in the CD&A under "Direct Compensation Elements."

FISCAL 2018 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date [1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units [4]	All Other Option Awards: Number of Securities Underlying Options [5]	Exercise or Base Price of Option Awards ($/Sh) [6]	Grant Date Fair Value of Stock and Option Awards [7]
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Samuel R. Allen	12/5/17-STI	$ —	$2,250,000	$4,500,000							
	12/5/17-LTIC	$1,100	$2,025,000	$4,050,000							
	12/13/17							15,004			$ 2,279,858
	12/13/17				6,001	24,007	48,014				$ 6,967,312
	12/13/17								81,738	$151.95	$ 3,191,963
		$1,100	$4,275,000	$8,550,000	6,001	24,007	48,014	15,004	81,738		$12,439,133
Rajesh Kalathur	12/5/17-STI	$ —	$ 656,497	$1,312,994							
	12/5/17-LTIC	$ 400	$ 684,458	$1,368,916							
	12/13/17							2,823			$ 428,955
	12/13/17				1,129	4,517	9,034				$ 1,310,924
	12/13/17								15,379	$151.95	$ 600,568
		$ 400	$1,340,955	$2,681,910	1,129	4,517	9,034	2,823	15,379		$ 2,340,447
James M. Field	12/5/17-STI	$ —	$ 724,217	$1,448,434							
	12/5/17-LTIC	$ 400	$ 684,458	$1,368,916							
	12/13/17							2,951			$ 448,404
	12/13/17				1,180	4,722	9,444				$ 1,370,419
	12/13/17								16,078	$151.95	$ 627,864
		$ 400	$1,408,675	$2,817,350	1,180	4,722	9,444	2,951	16,078		$ 2,446,687
Jean H. Gilles	12/5/17-STI	$ —	$ 678,314	$1,356,628							
	12/5/17-LTIC	$ 400	$ 684,458	$1,368,916							
	12/13/17							2,823			$ 428,955
	12/13/17				1,129	4,517	9,034				$ 1,310,924
	12/13/17								15,379	$151.95	$ 600,568
		$ 400	$1,362,772	$2,725,544	1,129	4,517	9,034	2,823	15,379		$ 2,340,447
John C. May	12/5/17-STI	$ —	$ 644,930	$1,289,860							
	12/5/17-LTIC	$ 400	$ 684,458	$1,368,916							
	12/13/17							2,823			$ 428,955
	12/13/17				1,129	4,517	9,034				$ 1,310,924
	12/13/17								15,379	$151.95	$ 600,568
		$ 400	$1,329,388	$2,658,776	1,129	4,517	9,034	2,823	15,379		$ 2,340,447

(1) For the non-equity incentive plan awards, the grant date is the date the Committee approved the range of estimated potential future payouts for the performance periods noted under footnote (2) below. For equity awards, the grant date is seven calendar days after the first regularly scheduled Board meeting of the fiscal year.

(2) These columns show the range of potential payouts under the STI and LTIC plans. The performance period for STI in this table covers fiscal 2018. For actual performance between threshold, target, and maximum, the earned STI award will be prorated.

The range of the LTIC award covers the three-year performance period beginning in fiscal 2018 and ending in fiscal 2020. Awards will not be paid unless Deere generates at least $5 million of SVA for the performance period. The target LTIC award will be earned if $3,900 million or more of SVA is accumulated and the maximum LTIC award will be earned if $7,800 million or more of SVA is accumulated during the performance period. The LTIC award will be adjusted based on Deere's TSR for the performance period relative to to the companies in a subset of the S&P Industrial Sector: (i) a reduction up to 25% will be applied if the ranking is below the 50th percentile or (ii) an increase up to 25% will be applied if the ranking is above the 50th percentile. The amounts shown in the table represent potential LTIC awards based on the median salary of the NEOs' respective salary grades as of September 30, 2018. The actual LTIC award payout will depend on Deere's actual SVA performance, Deere's relative TSR performance, and the median salary of the NEOs' respective salary grades as of September 30, 2019.

(3) Represents the potential payout range of PSUs granted in December 2017. The number of shares that vest is based solely on revenue growth performance relative to a subset of companies in the S&P Industrial Sector. At the end of the three-year performance period, the actual award, delivered as Deere common stock, can range from 0% to 200% of the original grant.

(4) Represents the number of RSUs granted in December 2017. RSUs will vest three years after the grant date, at which time they will be settled in Deere common stock. Prior to settlement, RSUs earn dividend equivalents in cash at the same time as dividends are paid on Deere's common stock.

(5) Represents the number of options granted in December 2017. These options vest in three approximately equal annual installments on the first, second, and third anniversaries of the grant date.

(6) The exercise price is the closing price of Deere common stock on the NYSE on the grant date.

(7) Amounts shown represent the grant date fair value of equity awards granted to the NEOs in fiscal 2018 calculated in accordance with FASB ASC Topic 718. The values in this column exclude the effect of estimated forfeitures. For RSUs, fair value is the market value of the underlying stock on the grant date (which is the same as the exercise price in column (6) for stock options). For options, the fair value on the grant date was $39.05, which was calculated using the binomial lattice option pricing model. The grant date fair value of the PSUs based on the revenue growth metric was $145.11 based on the market price of a share of underlying common stock, excluding dividends.

For additional information on the valuation assumptions, refer to Note 24, "Stock Option and Restricted Stock Awards," of Deere's consolidated financial statements filed with the SEC in the 2018 Form 10-K.

OUTSTANDING EQUITY AWARDS AT FISCAL 2018 YEAR-END

The following table itemizes outstanding options, RSUs, and PSUs held by the NEOs:

Name	Grant Date	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable [1]	Number of Securities Underlying Unexercised Options Unexercisable [1]	Option Exercise Price	Intrinsic Value of Unexercised Options [2]	Option Expiration Date [3]	Number of Shares or Units of Stock That Have Not Vested [4]	Market Value of Shares or Units of Stock That Have Not Vested [5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested [6]	Equity Incentive Plan Awards: Market or Payout Value Unearned Shares, Units, or Other Rights That Have Not Vested [7]
Samuel R. Allen	12/8/10	114,253	-	$80.61	$5,985,715	12/8/20	-	$0	-	$0
	12/14/11	135,897	-	$74.24	$7,985,308	12/14/21	-	$0	-	$0
	12/12/12	128,899	-	$86.36	$6,011,849	12/12/22	-	$0	-	$0
	12/11/13	123,633	-	$87.46	$5,630,247	12/11/23	-	$0	-	$0
	12/10/14	135,263	-	$88.19	$6,061,811	12/10/24	-	$0	-	$0
	12/9/15	116,151	57,209	$79.24	$9,319,834	12/9/25	26,375	$3,507,875	84,400	$11,225,200
	12/14/16	40,715	79,037	$100.55	$3,885,952	12/14/26	19,888	$2,645,104	66,512	$8,846,096
	12/13/17	-	81,738	$151.95	$0	12/13/27	15,004	$1,995,532	48,014	$6,385,862
		794,811	**217,984**		**$44,880,716**		**61,267**	**$8,148,511**	**198,926**	**$26,457,158**
Rajesh Kalathur	12/17/08	11,133	-	$39.67	$1,039,099	12/17/18	-	$0	-	$0
	12/9/09	12,151	-	$52.25	$981,193	12/9/19	-	$0	-	$0
	12/8/10	7,379	-	$80.61	$386,586	12/8/20	-	$0	-	$0
	12/14/11	7,996	-	$74.24	$469,845	12/14/21	-	$0	-	$0
	12/12/12	24,083	-	$86.36	$1,123,231	12/12/22	-	$0	-	$0
	12/11/13	20,086	-	$87.46	$914,716	12/11/23	-	$0	-	$0
	12/10/14	27,800	-	$88.19	$1,245,857	12/10/24	-	$0	-	$0
	12/9/15	21,701	10,690	$79.24	$1,741,340	12/9/25	4,928	$655,424	15,768	$2,097,144
	12/14/16	8,357	16,223	$100.55	$797,621	12/14/26	4,266	$567,378	13,652	$1,815,716
	12/13/17	-	15,379	$151.95	$0	12/13/27	2,823	$375,459	9,034	$1,201,522
		140,686	**42,292**		**$8,699,488**		**12,017**	**$1,598,261**	**38,454**	**$5,114,382**

Name	Grant Date	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable [1]	Number of Securities Underlying Unexercised Options Unexercisable [1]	Option Exercise Price	Intrinsic Value of Unexercised Options [2]	Option Expiration Date [3]	Number of Shares or Units of Stock That Have Not Vested [4]	Market Value of Shares or Units of Stock That Have Not Vested [5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested [6]	Equity Incentive Plan Awards: Market or Payout Value Unearned Shares, Units, or Other Rights That Have Not Vested [7]
James M. Field	12/10/14	25,273	-	$88.19	$1,132,609	12/10/24	-	$0	-	$0
	12/9/15	21,701	10,690	$79.24	$1,741,340	12/9/25	4,928	$655,424	15,768	$2,097,144
	12/14/16	8,357	16,223	$100.55	$797,621	12/14/26	4,266	$567,378	13,652	$1,815,716
	12/13/17	-	16,078	$151.95	$0	12/13/27	2,951	$392,483	9,444	$1,256,052
		55,331	**42,991**		**$3,671,570**		**12,145**	**$1,615,285**	**38,864**	**$5,168,912**
Jean H. Gilles	12/11/13	22,899	-	$87.46	$1,042,820	12/11/23	-	$0	-	$0
	12/10/14	27,800	-	$88.19	$1,245,857	12/10/24	-	$0	-	$0
	12/9/15	21,307	10,495	$79.24	$1,709,676	12/9/25	4,838	$643,454	15,480	$2,058,840
	12/14/16	8,357	16,223	$100.55	$797,621	12/14/26	4,082	$542,906	13,652	$1,815,716
	12/13/17	-	15,379	$151.95	$0	12/13/27	2,823	$375,459	9,034	$1,201,522
		80,363	**42,097**		**$4,795,974**		**11,743**	**$1,561,819**	**38,166**	**$5,076,078**
John C. May	12/9/15	-	11,661	$79.24	$626,895	12/9/25	5,376	$715,008	17,200	$2,287,600
	12/14/16	8,357	16,223	$100.55	$797,621	12/14/26	4,266	$567,378	13,652	$1,815,716
	12/13/17	-	15,379	$151.95	$0	12/13/27	2,823	$375,459	9,034	$1,201,522
		8,357	**43,263**		**$1,424,516**		**12,465**	**$1,657,845**	**39,886**	**$5,304,838**

(1) Options become vested and exercisable in three approximately equal annual installments on the first, second, and third anniversaries of the grant date.

(2) The amount shown represents the number of options that have not been exercised (vested and unvested) multiplied by the difference between the closing price for Deere common stock on the NYSE as of October 28, 2018, which was $133.00, and the option exercise price. No value is shown for underwater options.

(3) Options expire 10 years from the grant date.

(4) RSUs vest three years after the grant date, at which time they are settled in Deere common stock.

(5) The amount shown represents the number of RSUs that have not vested multiplied by the closing price for Deere common stock on the NYSE as of October 28, 2018, which was $133.00.

(6) The amount shown represents estimated achievement of the PSUs granted in fiscal years 2017 and 2018 relative to the S&P Industrial Sector, assuming truncated performance measurement periods. The final number of shares earned, if any, will be based upon performance as determined by revenue growth and TSR relative to the S&P Industrial Sector at the end of the applicable performance period. The three-year performance period for PSUs granted in fiscal 2016 ended on October 28, 2018. The final payout determination was made by the Committee in December 2018 and was settled in Deere common stock on December 9, 2018 (the third anniversary of the grant date). As discussed in the CD&A under "Performance Period 2016-2018 PSUs," the final payout under the award was equal to 200% of the target opportunity.

PSU Grant Date	December 14, 2016	December 13, 2017
Truncated performance period	11/1/2016-10/31/2018	11/1/2017-10/31/2018
Actual performance period ending date	10/31/19	10/31/20
Payout of shares (as a % of target) based on revenue growth	200%	200%
Payout of shares (as a % of target) based on TSR	200%	n/a
Combined payout of shares (as a % of target)	200%	200%

(7) The amount shown represents the number of PSUs described in footnote (6) to this table multiplied by the closing price for Deere common stock on the NYSE as of October 28, 2018, which was $133.00.

FISCAL 2018 OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding option exercises and vesting of RSUs and PSUs during fiscal 2018. These options and stock awards were granted in prior fiscal years and are not related to performance in fiscal 2018:

Name	Option Awards		Stock Award	
	Number of Shares Acquired on Exercise [1]	Value Realized on Exercise [2]	Number of Shares Acquired on Vesting [3]	Value Realized on Vesting [4]
Samuel R. Allen	269,353	$30,053,812	56,914	$8,627,024
Rajesh Kalathur	4,519	$ 271,592	11,512	$1,744,989
James M. Field	70,522	$ 5,117,065	10,465	$1,586,285
Jean H. Gilles	47,266	$ 4,058,984	11,696	$1,772,880
John C. May	20,835	$ 1,414,529	11,512	$1,744,989

(1) Represents the total number of shares that were exercised before any withholding of shares to pay the exercise price and taxes.

(2) Value realized on exercise is based on the market price upon exercise minus the exercise price (the grant price).

(3) Represents the number of RSUs and PSUs that vested during fiscal 2018. RSUs include shares granted in 2015 as well as accelerated vesting shares to satisfy tax withholding requirements.

The three-year performance period for PSUs granted in fiscal 2015, ended on October 31, 2017, and vested on December 10, 2017. The final number of shares earned was based on Deere's revenue growth and TSR relative to the S&P Industrial Sector over the performance period. The final payout determination, made by the Committee in December 2017, reflects revenue growth and TSR comparable to the 9th and 77th percentiles, respectively, of the S&P Industrial Sector. Accordingly, the resulting payout of PSUs was equal to 100% of the target award.

The following table shows the number of RSUs and PSUs that vested during fiscal 2018:

Name	RSUs	PSUs
Samuel R. Allen	22,442	34,472
Rajesh Kalathur	4,428	7,084
James M. Field	4,025	6,440
Jean H. Gilles	4,612	7,084
John C. May	4,428	7,084

4) Represents the number of RSUs and PSUs vested multiplied by the closing price ($151.58) of Deere common stock on the NYSE as of the vesting date.

Pension Benefits

The NEOs are eligible to participate in pension plans that provide benefits based on years of service and pay. Pension benefits are provided under a qualified defined benefit pension plan called the John Deere Pension Plan for Salaried Employees (the "Salaried Plan") and two nonqualified pension plans called the Senior Supplementary Pension Benefit Plan (the "Senior Supplementary Plan") and the John Deere Supplemental Pension Benefit Plan (the "Deere Supplemental Plan").

In 1996, we introduced a new pension option under the Salaried Plan known as the "Contemporary Option." At that time, participants could elect to remain in the existing Salaried Plan option, known as the "Traditional Option," or convert to the new Contemporary Option. New employees hired between January 1, 1997, and October 31, 2014, automatically participated in the Contemporary Option. For new employees hired on or after November 1, 2014, pension benefits under the Salaried Plan are calculated based on a cash balance methodology instead of the Traditional or Contemporary Option formula. None of the current NEOs participates in the Traditional or cash balance plan.

SALARIED PLAN

The Salaried Plan is a qualified plan subject to certain IRS limitations on benefits and is subject to the Employee Retirement Income Security Act of 1974. Deere makes contributions to and benefits are paid from a tax-exempt pension trust. Pension benefits provided by the Salaried Plan under the Contemporary Option are summarized on the following page.

Under the Contemporary Option, "Career Average Pay" is used in computing retirement benefits. Career Average Pay is calculated using salary plus STI (up to IRS limits). For participants hired before January 1, 1997, the transition to Career Average Pay includes salary and STI awards from 1992 until retirement. Deere makes additional contributions to the 401(k) retirement savings accounts of salaried employees participating in this option.

The formula for calculating benefits under the Contemporary Option is:

Career Average Pay	×	Years of Service	×	1.5%

Early retirement eligibility under the Contemporary Option is the earlier of:

1. age 55 with 10 or more years of service; or
2. age 65 with five or more years of service

Pension payments are reduced by 4% for each year the employee is under the unreduced benefits age upon retirement. Messrs. Field and Gilles are the only NEOs currently eligible to retire early with reduced benefits under the Contemporary Option.

Eligibility to retire with unreduced benefits under the Contemporary Option occurs at age 67 for all participating employees who were hired on or after January 1, 1997. For participants hired before this date, the eligibility age to retire with unreduced benefits is based on years of service as of January 1, 1997, and ranges from ages 60 to 67. Mr. Allen is the only NEO currently eligible to retire with unreduced benefits under the Contemporary Option.

SENIOR SUPPLEMENTARY PLAN

The Senior Supplementary Plan is an unfunded, nonqualified excess defined benefit plan that provides additional pension benefits in an amount comparable to those the participant would have received under the Salaried Plan in the absence of IRS limitations. Benefit payments for the Senior Supplementary Plan are made from the assets of Deere and are at-risk in the event Deere seeks bankruptcy protection.

The Senior Supplementary Plan uses the same formula as the Salaried Plan to calculate the benefit payable, except that eligible earnings include only amounts above qualified plan IRS limits.

DEERE SUPPLEMENTAL PLAN

The Deere Supplemental Plan is an unfunded, nonqualified supplemental retirement plan for certain employees, including all the NEOs. Benefit payments for the Deere Supplemental Plan are made from the assets of Deere and are at-risk in the event Deere seeks bankruptcy protection. The Deere Supplemental Plan was closed to new participants effective November 1, 2014, although benefits will continue to accrue for employees who were already participating in the plan as of that date.

The formula for calculating benefits is:

Career Average Pay	×	Years of Service (at grade 13 and above since January 1, 1997)	×	0.5%

FISCAL 2018 PENSION BENEFITS TABLE

Name	Plan Name [1]	Assumed Retirement Age [2]	Number of Years of Credited Service [3]	Present Value of Accumulated Benefit [4]
Samuel R. Allen	Salaried Plan	65	43.4	$ 1,833,597
Contemporary Option	Senior Supplementary Plan	65	43.4	$15,383,157
	Deere Supplemental Plan	65	21.8	$ 2,785,840
	TOTAL			**$20,002,594**
Rajesh Kalathur	Salaried Plan	65	21.4	$ 413,699
Contemporary Option	Senior Supplementary Plan	65	21.4	$ 814,115
	Deere Supplemental Plan	65	12.8	$ 257,427
	TOTAL			**$1,485,241**
James M. Field	Salaried Plan	65	24.5	$ 601,515
Contemporary Option	Senior Supplementary Plan	65	24.5	$1,920,215
	Deere Supplemental Plan	65	19.7	$ 696,294
	TOTAL			**$3,218,024**
Jean H. Gilles	Salaried Plan	64	30.6	$1,291,213
Contemporary Option	Senior Supplementary Plan	64	30.6	$4,851,959
	Deere Supplemental Plan	64	21.8	$1,467,701
	TOTAL			**$7,610,873**
John C. May	Salaried Plan	65	21.6	$ 427,779
Contemporary Option	Senior Supplementary Plan	65	21.6	$ 854,462
	Deere Supplemental Plan	65	17.8	$ 370,873
	TOTAL			**$1,653,114**

(1) Benefits are provided under the Salaried Plan, the Senior Supplementary Plan, and the Deere Supplemental Plan. A portion of Mr. Gilles' benefits will be provided by certain German pension plans in which he participated during his period of employment at Deere's European Office in Germany. Any benefits received from these German plans will offset benefits that otherwise would have been provided under the Salaried Plan. Mr. Gilles' total pension benefits are calculated for all purposes as if he had been a participant in the U.S. pension plans his entire career.

(2) The assumed retirement age is the earliest age at which the NEO could retire without any benefit reduction due to age, or, if earlier, normal retirement age.

(3) Years and months of service credit under each plan as of October 31, 2018. The years of credited service are equal to years of eligible service with Deere for the Salaried and Senior Supplementary Plan. Service credit under the Deere Supplemental Plan has been based on service at grade 13 or above since January 1, 1997.

(4) The actuarial present value of the accumulated benefit is shown as of October 31, 2018, and is provided as a straight-life annuity for the qualified pension plan and a lump sum for nonqualified pension plan benefits. Pension benefits are not reduced for any social security benefits or other offset amounts an NEO may receive. A portion of the benefit for Mr. Gilles will be provided under certain German pension plans as described in footnote (1) above.

The actuarial present value is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount that, if invested today at the discount rate, would be sufficient on an average basis to provide estimated future payments based on the current accumulated benefit. Actual benefit present values will vary from these estimates depending on many factors, including actual retirement age.

The following assumptions were used to calculate the present value of the accumulated benefit:

— Each of the NEOs continues as an executive until the earliest age at which he could retire without any benefit reduction due to age or normal retirement age, whichever is earlier, as defined in the Salaried Plan

— Other assumptions relate to those used for financial accounting:

· Present value amounts were determined based on financial accounting discount rates equal to 4.51% for the Salaried Plan, 4.31% for the Senior Supplementary Plan, and 4.26% for the Deere Supplemental Plan

· Benefits subject to a lump sum distribution were determined using an interest rate of 3.39%

· The mortality table used for the Salaried Plan was the RP2018WC table (with mortality projection scale MP2018, as published by the Society of Actuaries), and the mortality table used for the Supplementary and Deere Supplemental Plans was the 2019 417(e) table, as published by the IRS

· Pensionable earnings are calculated for the most recently completed fiscal year using base pay as an estimate (assuming one base pay increase of 3.5% – 4.5%, depending on age), with no future increase, and the STI bonus at target. Pensionable earnings for prior years are calculated based on actual base pay and actual STI earned for prior years.

Nonqualified Deferred Compensation

The Fiscal 2018 Nonqualified Deferred Compensation Table below shows information about four programs:

(1) the John Deere Voluntary Deferred Compensation Plan ("Deferred Plan"), a nonqualified deferred compensation plan

(2) the Deere & Company European Office Vorsorgeplan 2001 ("German Deferral Plan"), a voluntary deferral plan

(3) the John Deere Defined Contribution Restoration Plan (DCRP), a nonqualified savings plan

(4) deferred RSUs

DEFERRED PLAN

Under the Deferred Plan, through fiscal 2008, NEOs could defer any of their base salary, STI, and LTIC in 5% increments up to 95%. For deferrals elected after 2008, up to 70% of base salary can be deferred while STI and LTIC awards can be deferred up to 95%. On the first day of each calendar quarter, the balance in each account under the Deferred Plan is credited with interest. For deferrals made through calendar 2009, interest is credited at the prime rate (as determined by the Federal Reserve Statistical Release for the prior month) plus 2% as of the last day of the preceding quarter. For deferrals made after December 31, 2009, the deferred amounts earn interest based on the Moody's "A" rated Corporate Bond Rate.

During fiscal 2018, amounts deferred under the Deferred Plan were credited with interest at the following rates:

	Deferrals through calendar 2009 Prime plus 2%	Deferrals 2009-2016 Moody's "A" Corporate Bond Rate
November 2017	6.25%	3.84%
February 2018	6.50%	4.09%
May 2018	6.75%	4.30%
August 2018	7.00%	4.23%

NEOs must elect to defer salary before the beginning of the calendar year in which deferral occurs. An election to defer STI must be made before the beginning of the fiscal year upon which the award is based. An election to defer LTIC must be made before the close of the fiscal year preceding the calendar year of payment. Participants may elect to receive the deferred funds in a lump sum or in equal annual installments, but distribution must be completed within 10 years following retirement. All deferral elections and associated distribution schedules are irrevocable. This plan is unfunded and participant accounts are at-risk in the event Deere seeks bankruptcy protection.

As of January 1, 2016, the earnings rate described above is no longer available for new deferrals under the Deferred Plan. Instead, the investment options under the Deferred Plan now parallel the investment options offered under our 401(k) plan (with certain limited exceptions). Funds deferred prior to January 1, 2016, may remain invested under the previous options, although participants also may move these funds into the new options. Minimal above-market amounts may be reported in future years for prior years' deferrals. Additionally, as of November 1, 2016, participants may change investment options at any time. These changes effectively ensure that Deferred Plan participants cannot earn above-market interest on new deferrals.

GERMAN DEFERRAL PLAN

Mr. Gilles participated in the German Deferral Plan during his period of employment at Deere's European Office in Germany. The German Deferral Plan was available to all salaried employees in Germany and permitted participants to defer up to 100% of their base salary, STI, and/or LTIC. Interest on deferrals is determined on the basis of "transforming factors" specified in the plan documentation. All distributions are paid in a lump sum in the January following the year in which the participant retires or, if the participant retires prior to age 65, no later than January following the year the participant turns 65.

DCRP

The DCRP is designed to allow executives participating in our Contemporary Option to defer employee contributions and receive employer matching contributions on up to 6% of eligible earnings that are otherwise limited by tax regulations. For DCRP purposes, eligible earnings include base salary, STI, and commission compensation. (None of the NEOs receives commission compensation.) The DCRP deferral percentage selected by the employee by October 31 each year is used during the following calendar year to calculate the DCRP employee contribution. This plan is unfunded and participant accounts are at-risk in the event Deere seeks bankruptcy protection.

Until November 1, 2015, two investment options were available under the DCRP: the prime rate (as determined by the Federal Reserve Statistical Release for the prior month) plus 2% or a rate of return based on the S&P 500 Index for the prior month. Participants could choose either investment option for any portion of their accounts and could change investment options between the first and 10th day of any month. During fiscal 2018, the annualized rates of return under the two options were as follows:

EARNINGS FOR DCRP

	Prime plus 2%	S&P 500 Index
November 2017	6.25%	30.89%
December 2017	6.25%	17.18%
January 2018	6.36%	32.73%
February 2018	6.50%	56.51%
March 2018	6.50%	-36.41%
April 2018	6.53%	-1.06%
May 2018	6.75%	-21.82%
June 2018	6.75%	21.64%
July 2018	6.88%	23.48%
August 2018	7.00%	17.12%
September 2018	7.00%	27.57%
October 2018	7.03%	18.34%

As of November 1, 2015, the investment options described above are no longer available for new deferrals under the DCRP. Instead, the investment options under the DCRP now parallel the investment options offered under our 401(k) plan, with certain limited exceptions. Funds deferred prior to November 1, 2015, may remain invested under the previous options, although participants may move these funds into the new options. Minimal above-market amounts may be reported in future years for prior years' deferrals. Additionally, as of November 1, 2015, participants may change investment options at any time. These changes effectively ensure that DCRP participants cannot earn above-market interest on new deferrals.

Distribution options under the DCRP consist of a lump-sum distribution one year following the date of separation, or, in the case of retirement, five annual installments beginning one year following the retirement date.

DEFERRED RESTRICTED STOCK UNITS

There are two scenarios under which deferred RSUs can appear in the Fiscal 2018 Nonqualified Deferred Compensation Table. First, certain RSUs are required to be held for a defined period of time after they vest. The following tranches of RSUs have vested but remain subject to restriction:

Grant Date	Date Vested	Restriction Period
December 2002	December 2005	Until retirement or no longer active employee
December 2007	December 2010	Until retirement or no longer active employee
December 2008	December 2011	Until retirement or no longer active employee
December 2009	December 2012	Until retirement or no longer active employee

For RSUs granted starting in December 2003, NEOs may elect deferral of settlement for a minimum of five years. If a deferral election is made, the RSUs will be settled in shares of Deere common stock five or more years after the originally scheduled conversion date.

Deferred RSUs will not be settled in Deere common stock until either the period elected or the restriction period expires.

FISCAL 2018 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Plan	Beginning Balance	Executive Contributions in Last FY [1]	Registrant Contributions in Last FY [2]	Aggregate Earnings in Last Fiscal Year [3]	Aggregate Balance at Last FYE [4]
Samuel R. Allen	DCRP	$ 7,171,174	$280,339	$451,772	$167,365	$ 8,070,650
	Deferred RSUs	$ 9,676,189	$ —	$ —	$ 8,738	$ 9,684,927
	TOTAL	**$16,847,363**	**$280,339**	**$451,772**	**$176,103**	**$17,755,577**
Rajesh Kalathur	DCRP	$ 1,317,029	$ 82,387	$132,935	$61,421	$ 1,593,772
	TOTAL	**$ 1,317,029**	**$ 82,387**	**$132,935**	**$61,421**	**$ 1,593,772**
James M. Field	DCRP	$ 2,892,194	$ 92,846	$149,895	$(40,323)	$ 3,094,612
	Deferred RSUs	$ 3,404,386	$ —	$ —	$ 3,074	$ 3,407,460
	TOTAL	**$ 6,296,580**	**$ 92,846**	**$149,895**	**$(37,249)**	**$ 6,502,072**
Jean H. Gilles	Deferred Plan	$ 334,099	$ —	$ —	$ 23,409	$ 357,508
	DCRP	$ 2,331,453	$ 85,662	$138,248	$122,581	$ 2,677,944
	Deferred RSUs	$ 2,146,544	$ —	$671,196	$(80,334)	$ 2,737,406
	TOTAL	**$ 4,812,096**	**$ 85,662**	**$809,444**	**$ 65,656**	**$ 5,772,858**
John C. May	Deferred Plan	$ 49,806	$ —	$ —	$ 3,665	$ 53,471
	DCRP	$ 1,317,156	$ 80,604	$130,043	$ 37,970	$ 1,565,773
	TOTAL	**$ 1,366,962**	**$ 80,604**	**$130,043**	**$ 41,635**	**$ 1,619,244**

(1) The amounts in this column represent employee compensation deferrals that are included in the Fiscal 2018 Summary Compensation Table under the "Salary" and "Non-Equity Incentive Plan Compensation" columns.

(2) The amounts in this column associated with the DCRP represent Deere's contributions during the fiscal year as included in the Fiscal 2018 Summary Compensation Table under the "All Other Compensation" column. The amounts in this column associated with deferred RSUs represent RSUs that vested in the current fiscal year, but have not been converted into Deere common stock and are included in the Fiscal 2018 Option Exercises and Stock Vested table under the column "Value Realized on Vesting."

(3) For rates of return on account balances under the Deferred Plan and DCRP, see the applicable earnings charts in the narrative preceding this table. The notional rate of return on amounts deferred by Mr. Gilles under the German Deferral Plan was 7.01%. For the deferred RSU accounts, the earnings represent the change in the intrinsic value of the RSUs. The above-market portions of the amounts shown in this column are reported in the Fiscal 2018 Summary Compensation Table under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column and are quantified in footnote (5) to that table.

(4) Of the aggregate balance, the following amounts were reported as compensation in the Summary Compensation Table in prior years: $6,718,704 (Allen); $560,972 (Kalathur); $1,985,404 (Field); $773,082 (Gilles); $233,690 (May).

Fiscal 2018 Potential Payments upon Change in Control

The Change in Control (CIC) Program includes a "double trigger" approach, under which participants will receive severance benefits only if both a change in control and qualifying termination occur. A "qualifying termination" is either:

— Deere's termination of an executive's employment within the six months preceding or the 24 months following a change in control for reasons other than death, disability, or "cause" (defined as an executive's willful and continued nonperformance of duties after written demand; willful conduct that is demonstrably and materially injurious to Deere; or illegal activity)

— An executive's termination of his or her own employment for "good reason" (defined as material reductions or alterations in an executive's authority, duties, or responsibilities; change in office location of at least 50 miles from the executive's current residence; material reductions in an executive's participation in certain Deere compensation plans; or certain other breaches of the covenants in the CIC Program) within 24 months following a change in control

The CIC Program defines the following as "change in control" events:

— any "person," as defined in the Securities Exchange Act of 1934 (with certain exceptions), acquires 30% or more of Deere's voting securities;

— a majority of Deere's directors are replaced without the approval of at least two-thirds of the existing directors or directors previously approved by the then-existing directors;

— any merger or business combination of Deere and another company, unless the outstanding voting securities of Deere prior to the transaction continue to represent at least 60% of the voting securities of the new company; or

— Deere is completely liquidated or all, or substantially all, of Deere's assets are sold or disposed.

Benefits provided under the CIC program and other benefit plans are described in the footnotes to the following table. Although not reflected in the table, the CIC Program provides that Deere will pay the executive's reasonable legal fees and expenses if the executive must enforce the program terms. Under the CIC Program, the executive agrees: (a) not to disclose or use for his or her own purposes confidential and proprietary Deere information and (b) for a period of two years following termination of employment, not to induce Deere employees to leave Deere or to interfere with Deere's business.

In addition, the Omnibus Plan, the LTIC plan, and the Deferred Plan each contain change in control provisions that may trigger payments. Under the Omnibus Plan, unless the Board or the Committee determines otherwise, and regardless of whether the employee is terminated, all then-outstanding equity awards that were granted before February 24, 2010, would vest and restriction periods would end upon a change in control. All outstanding RSUs would be cashed out as of the date of the change in control and the executive would have the right to exercise all outstanding options. Unvested PSUs are cashed out at a target award level and the change of control price described in the Omnibus Plan. Such potential payments are disclosed in the following table adjacent to "Change in Control only." For awards made under the Omnibus Plan on and after February 24, 2010, the foregoing provisions will apply only if there is both a change in control and a qualifying termination. The LTIC plan provides for payment upon a change in control based on actual performance results to date for all performance periods then in progress. Under the Deferred Plan, in the event of certain changes in control, the Committee may elect to terminate the plan within 12 months and distribute all account balances or the Committee may decide to keep the Deferred Plan in effect and modify it to reflect the impact of the change in control.

The following table includes estimated potential payments that would have been due to each NEO if a change in control event had occurred and, if applicable, the NEO experienced a qualifying termination as of the end of fiscal 2018. Although the calculations are intended to provide reasonable estimates of the potential payments, they are based on numerous assumptions, as described in the footnotes, and may not represent the actual amount each NEO would receive if a change in control occurred. The payments listed represent the incremental amounts due to NEOs beyond what the NEOs would have received without the change in control. Not included in this table are the following payments to which the NEOs are already entitled and which are reported elsewhere in this Proxy Statement:

— amounts already earned under the STI and LTIC plans (reported in the Fiscal 2018 Summary Compensation Table)

— the exercise of outstanding vested options (reported in the Outstanding Equity Awards at Fiscal 2018 Year-End table)

— distribution of nonqualified deferred compensation (reported in the Fiscal 2018 Nonqualified Deferred Compensation Table)

Name	Salary [1]	STI [2]	LTIC [3]	Stock Awards [4]	Stock Options [5]	Welfare Benefits [6]	Defined Contribution Plans [7]	Total Payments
Samuel R. Allen								
–Change in Control only	$ –	$ –	$2,568,902	$ –	$ –	$ –	$ –	$ 2,568,902
–Change in Control and Qualifying Termination	$4,500,000	$6,750,000	$2,568,902	$13,228,579	$ –	$64,459	$478,772	$27,590,712
Rajesh Kalathur								
–Change in Control only	$ –	$ –	$ 868,299	$ –	$ –	$ –	$ –	$ 868,299
–Change in Control and Qualifying Termination	$1,317,216	$1,312,994	$ 868,299	$ 4,155,452	$1,101,130	$30,842	$159,935	$ 8,945,868
James M. Field								
–Change in Control only	$ –	$ –	$ 868,299	$ –	$ –	$ –	$ –	$ 868,299
–Change in Control and Qualifying Termination	$1,452,528	$1,448,434	$ 868,299	$ 2,584,456	$ –	$32,446	$176,895	$ 6,563,058
Jean H. Gilles								
–Change in Control only	$ –	$ –	$ 868,299	$ –	$ –	$ –	$ –	$ 868,299
–Change in Control and Qualifying Termination	$1,360,992	$1,356,628	$ 868,299	$ 2,538,039	$ –	$29,843	$243,997	$ 6,397,798
John C. May								
–Change in Control only	$ –	$ –	$ 868,299	$ –	$ –	$ –	$ –	$ 868,299
–Change in Control and Qualifying Termination	$1,294,008	$1,289,860	$ 868,299	$ 4,310,264	$1,153,331	$30,794	$157,043	$ 9,103,599

(1) In the event of a change in control and qualifying termination, the CIC Program provides for a lump-sum payment of three times the annual base salary for the CEO and two times annual base salary for senior officers.

(2) In the event of a change in control and qualifying termination, the CIC Program provides for a lump-sum payment of three times (CEO) and two times (senior officers) the target STI bonus amount for the fiscal year in which the termination occurs. In addition, the NEO is entitled to a prorated STI award for the current year. Since the change in control calculations in this table are made as of the end of the fiscal year, the prorated award for the current year is equal to the STI earned for the current fiscal year as reported in the Fiscal 2018 Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation" and is not duplicated in this table.

(3) The LTIC plan contains a change in control provision that entitles participants, as of the date of a change in control, to a lump-sum LTIC payment based on actual performance results to date for all performance periods then in progress. The payout for the three-year performance period ended with fiscal 2018 is reported in the Fiscal 2018 Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation" and is not duplicated in this table. For each of the NEOs, the amount shown in this table represents the payout for the two remaining performance periods.

(4) Vesting of RSUs and PSUs does not accelerate unless there is both a change in control and a qualifying termination. In such cases, the vesting and restriction requirements no longer apply. Unvested RSUs will be cashed out and unvested PSUs will be cashed out at a target award level.

For purposes of the table, all unvested PSUs and RSUs are valued based on the closing price for Deere common stock on the NYSE as of October 28, 2018, which was $133.00. Since Messrs. Allen, Field, and Gilles are eligible for retirement and all currently unvested RSUs would vest immediately on the date of such event, there is no incremental benefit of the accelerated vesting for these individuals. Vested RSUs are not included since they have been earned and are included on the Fiscal 2018 Nonqualified Deferred Compensation Table. Unvested PSUs and RSUs are included in the Outstanding Equity Awards at Fiscal 2018 Year-End table.

(5) Vesting of outstanding stock options does not accelerate in the event of a change in control only. Instead, outstanding stock options will continue to vest over the three-year vesting period, subject to continued employment conditions.

In the event of a change in control and qualifying termination, all outstanding stock options vest and can be exercised immediately. Since Messrs. Allen, Field, and Gilles are eligible for retirement and all unvested stock options would vest immediately on the date of such event, there is no incremental benefit of the accelerated vesting for these individuals. For Messrs. Kalathur and May, who are not eligible for retirement, the amount represents the number of outstanding, unexercisable options multiplied by the difference between the closing price for Deere common stock on the NYSE as of October 28, 2018, which was $133.00, and the option exercise prices. These amounts are included in the Outstanding Equity Awards at Fiscal 2018 Year-End table.

(6) In the event of a change in control and qualifying termination, the CIC Program provides for continuation of health care, life, accidental death and dismemberment, and disability insurance three full years for the CEO and two full years for the senior officers at the same premium cost and coverage. This benefit will be discontinued if the NEO receives similar benefits from a subsequent employer during this three-year period.

(7) In the event of a change in control and qualifying termination, the CIC Program includes a cash payment equal to Deere's contributions on behalf of each of the NEOs under our defined contribution plans for the plan year preceding termination (or, if greater, for the plan year immediately preceding the change in control). The amount reported for Mr. Gilles also includes the amount by which the value of his account balance under the German Deferral Plan would have increased had he remained employed for an additional three years following a change in control and his qualifying termination.

FISCAL 2018 POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OTHER THAN FOLLOWING A CHANGE IN CONTROL

The following table summarizes the estimated payments to be made to the NEOs under our plans or established practices in the event of termination of employment due to death, disability, retirement, termination without cause, termination for cause, or voluntary separation. Although the calculations are intended to provide reasonable estimates of the potential payments, they are based on numerous assumptions, as described in the footnotes, and may not represent the actual amounts the NEOs would receive.

The amounts shown assume the termination event occurred at the end of fiscal 2018 and the NEO was actively employed until that time.

Name	Salary [1]	STI [2]	LTIC [3]	Stock Awards [4]	Stock Options [5]	Deferred Compensation [6]	Accumulated Pension Benefit [7]	Total Payments
Samuel R. Allen								
Death	$ —	$2,213,325	$1,509,536	$44,290,596	$44,880,716	$8,070,650	$11,785,297	$112,750,120
Disability	$ 7,325,721	$2,213,325	$1,509,536	$44,290,596	$44,880,716	$8,070,650	$20,294,381	$128,584,925
Retirement	$ —	$2,213,325	$1,509,536	$44,290,596	$44,880,716	$8,070,650	$21,367,367	$122,332,190
Termination Without Cause	$ 1,500,000	$2,213,325	$1,509,536	$ 9,684,927	$ —	$8,070,650	$21,367,367	$ 44,345,805
Termination For Cause	$ —	$2,213,325	$1,509,536	$ 9,684,927	$ —	$8,070,650	$21,367,367	$ 42,845,805
Voluntary Separation [8]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Rajesh Kalathur								
Death	$ —	$645,796	$484,807	$ 6,712,643	$ 8,699,488	$1,593,771	$ 929,607	$19,066,112
Disability	$13,520,039	$645,796	$484,807	$ 6,712,643	$ 8,699,488	$1,593,771	$3,278,684	$34,935,228
Retirement [9]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Termination Without Cause	$ 603,724	$645,796	$484,807	$ —	$ —	$1,593,771	$1,701,283	$ 5,029,381
Termination For Cause	$ —	$645,796	$484,807	$ —	$ —	$1,593,771	$1,701,283	$ 4,425,657
Voluntary Separation	$ —	$645,796	$484,807	$ —	$ —	$1,593,771	$1,701,283	$ 4,425,657
James M. Field								
Death	$ —	$712,412	$484,807	$10,191,657	$ 3,671,570	$3,094,612	$2,056,683	$20,211,741
Disability	$10,980,066	$712,412	$484,807	$10,191,657	$ 3,671,570	$3,094,612	$5,257,480	$34,392,604
Retirement	$ —	$712,412	$484,807	$10,191,657	$ 3,671,570	$3,094,612	$3,751,140	$21,906,198
Termination Without Cause	$ 726,264	$712,412	$484,807	$ 3,407,460	$ —	$3,094,612	$3,751,140	$12,176,695
Termination For Cause	$ —	$712,412	$484,807	$ 3,407,460	$ —	$3,094,612	$3,751,140	$11,450,431
Voluntary Separation [8]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Jean H. Gilles								
Death	$ —	$667,257	$484,807	$ 9,375,303	$ 4,795,974	$3,065,002	$4,766,750	$23,155,093
Disability	$ 4,697,253	$667,257	$484,807	$ 9,375,303	$ 4,795,974	$3,035,454	$8,854,959	$31,911,007
Retirement	$ —	$667,257	$484,807	$ 9,375,303	$ 4,795,974	$3,035,454	$8,661,824	$27,020,619
Termination Without Cause	$ 680,496	$667,257	$484,807	$ 2,737,406	$ —	$3,035,454	$8,661,824	$16,267,244
Termination For Cause	$ —	$667,257	$484,807	$ 2,737,406	$ —	$3,035,454	$8,661,824	$15,586,748
Voluntary Separation [8]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
John C. May								
Death	$ —	$634,418	$484,807	$ 6,962,683	$ 1,424,516	$1,619,244	$1,036,402	$12,162,070
Disability	$13,810,975	$634,418	$484,807	$ 6,962,683	$ 1,424,516	$1,619,244	$3,605,690	$28,542,333
Retirement [9]	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Termination Without Cause	$ 593,087	$634,418	$484,807	$ —	$ —	$1,619,244	$1,895,529	$ 5,227,085
Termination For Cause	$ —	$634,418	$484,807	$ —	$ —	$1,619,244	$1,895,529	$ 4,633,998
Voluntary Separation	$ —	$634,418	$484,807	$ —	$ —	$1,619,244	$1,895,529	$ 4,633,998

(1) Our NEOs do not have employment agreements. However, we have severance guidelines that provide compensation if termination is initiated by Deere for reasons other than cause. Our severance guidelines provide for payment of one-half month of salary plus another one-half month of salary for each complete year of employment, up to a maximum of one year's salary. We may elect to pay severance in either a lump sum or via salary continuance, unless the amount of severance exceeds two times the applicable limit under Section 401(a)(17) of the Internal Revenue Code, in which case severance will be paid in a lump sum.

Under our Long-Term Disability Plan, if disabled before age 62, NEOs receive monthly benefits until age 65 equal to 60% of their salary plus the average of the three STI awards received immediately prior to the start of disability. The amount shown for disability represents the present value of the monthly benefit from the time of the disability, assumed to be October 31, 2018, until the time the NEO reaches age 65.

(2) Under all termination events, the amount of STI earned for the fiscal year ended October 28, 2018, would be payable in a lump sum no later than March 15 of the next calendar year. This amount is reported in the Fiscal 2018 Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation."

(3) Under all termination events, the amount of LTIC earned for the performance period ended October 28, 2018, would be payable in a lump sum no later than March 15 of the next calendar year. This amount is reported in the Fiscal 2018 Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation."

(4) In the event of death, disability, or retirement, the most recent RSU and PSU awards are prorated based on the number of months the NEO remains employed in the year of grant. The remaining units are forfeited. All unvested and non-forfeited RSUs will vest on the date of separation from service, while PSUs that are not forfeited will continue to convert to shares at the end of the three-year performance period based on the performance metrics. When applicable restrictions lapse, vested RSUs will be converted to shares of common stock. Restrictions on vested RSUs will lapse as provided in the following table:

Type of Separation from Service	Fiscal Year of RSU Award	Lapse of Restrictions
Death	2010 and prior	First business day of January following death
	2011 and 2012	First business day in the later of January or July following death
	After 2012	Third anniversary of grant date
Disability or Retirement	2012 and prior	First business day in the later of January or July following separation from service
	After 2012	Third anniversary of grant date

In the event of termination with or without cause or voluntary separation, any vested RSUs will be cashed out. All unvested PSUs and RSUs will be forfeited. The amounts shown in the table correspond to vested RSUs, including RSUs that vest as a result of the termination of employment.

The value of PSUs for each outstanding tranche represents actual achievement relative to the S&P Industrial Sector or subset thereof assuming in the case of PSUs granted in fiscal years 2017 and 2018 truncated performance measurement periods. The performance period for PSUs granted in fiscal year 2016 ended on October 31, 2018. The final number of shares earned, if any, will be based upon performance as determined by revenue growth and TSR relative to the S&P Industrial Sector or subset thereof at the end of the applicable performance period. See footnotes (4) and (6) to the Outstanding Equity Awards at Fiscal 2018 Year-End table for performance information relating to each outstanding tranche of PSUs.

All amounts shown in the table are based on the closing price for Deere common stock on the NYSE as of October 28, 2018, which was $133.00.

(5) In the event of death, all outstanding stock options vest immediately and the heirs must exercise those options within one year. In the event of disability or retirement, vesting accelerates for all outstanding stock options, but occurs no sooner than six months following the grant date. These options expire within five years. In the event of retirement, the most recent stock option awards granted to the NEOs are prorated based on the number of months the NEOs remain actively employed in the year of grant. The remaining options are forfeited. The amount shown in this table represents the number of stock options multiplied by the difference between the closing price for Deere common stock on the NYSE as of October 28, 2018, and the option exercise prices. These outstanding stock options are reported in the Outstanding Equity Awards at Fiscal 2018 Year-End table. In the event of a termination other than for death, disability, or retirement, all outstanding stock options are forfeited.

(6) In all cases, balances held in the U.S. nonqualified deferred compensation plans and the German Deferral Plan are payable to the employee. These amounts are reported in the Fiscal 2018 Nonqualified Deferred Compensation Table under Deferred Plan, German Deferral Plan, and DCRP. Under the German Deferral Plan, the amount payable in the event of death differs from the amount payable under the other scenarios based on the application of the "transforming factors" specified in the plan documentation. The deferred RSUs reported in the Fiscal 2018 Nonqualified Deferred Compensation Table appear in the Stock Awards column.

(7) The present value of the accumulated pension benefit was calculated using the following assumptions:
- present value amounts were determined based on a discount rate of 4.51% for the Salaried Plan, 4.31% for the Senior Supplementary Plan, and 4.26% for the Deere Supplemental Plan
- lump-sum distribution amounts were determined using an interest rate of 3.15% for the Senior Supplementary and Deere Supplemental Plans
- the mortality table used for the Salaried Plan was RP2018WC with mortality projection scale MP2018
- the mortality table used for the Senior Supplementary and Deere Supplemental Plans was 2018 417(e) table as published by the IRS
- pensionable earnings were based on actual base salary and forecasted STI for fiscal 2018

Following are additional explanations related to the various scenarios:
- Death: This amount represents the present value of the accrued survivor benefit as of October 31, 2018
- Disability: This amount assumes service through age 65 and includes service credit for time on long-term disability
- Retirement: For the NEOs eligible to retire, this amount represents the present value of the accrued benefits if they were to retire as of October 31, 2018
- Termination Without Cause, Termination For Cause, and Voluntary Separation: This amount represents the present value of the accrued benefit as of October 31, 2018

(8) Since Messrs. Allen, Field, and Gilles are eligible for early retirement, the scenario for Voluntary Separation is not applicable. Under this scenario, they would retire.

(9) Since Messrs. Kalathur and May are not eligible for normal or early retirement, this scenario is not applicable.

Pay Ratio Disclosure

Our Company strives to establish fair and competitive employee compensation programs in each local market within our global operations to effectively attract, retain, and motivate our talented workforce. Presented below is the ratio of annual total compensation of our CEO to the annual total compensation of our median employee (excluding our CEO). The ratio shown below is a reasonable estimate calculated in a manner consistent with Item 402 of Regulation S-K under the Securities Exchange Act of 1934.

Our median employee was identified using the Company's global full-time, part-time, temporary, and seasonal employees employed as of September 1, 2018. As of that date, we had 73,361 employees globally, with 29,152 employees located in the U.S. and 44,209 located outside the U.S. As permitted under the "5% de minimis exemption" of the pay ratio disclosure rule, we excluded all employees in the following 28 countries, which totaled 1,263, or 2%, of our total employee population.

Country	Number of Employees	Country	Number of Employees
Austria	29	Lithuania	20
Belgium	35	Malaysia	33
Bulgaria	14	Norway	53
Czech Republic	20	Philippines	13
Denmark	31	Romania	33
Estonia	10	Serbia	11
Georgia	7	Singapore	76
Hungary	19	Slovakia	6
Ireland	23	South Africa	195
Italy	106	Sweden	175
Japan	28	Taiwan	34
Kazakhstan	20	Thailand	121
Latvia	8	Turkey	86
Libya	4	Ukraine	53

After excluding the above employees, 29,152 employees in the U.S. and 42,946 employees located outside the U.S. were considered for identifying the median employee. To identify the median employee, we used annualized base pay as of September 1, 2018, as our consistently applied compensation measure. For salaried employees, this included annualized base salary. For hourly employees, this included annual hourly wages excluding overtime, bonuses, or other earnings. Base pay was annualized for permanent employees not employed a full year in 2018. Base pay paid in foreign currencies was converted to U.S. dollars based on exchange rates in effect on October 26, 2018, which is considered the October spot rate.

Using this methodology, we identified our median employee to be a full-time, hourly employee located in the U.S. The annual total compensation was calculated in accordance with the SEC rules applicable to the Summary Compensation Table. The annual total compensation of our median employee was $76,083. Mr. Allen's annual total compensation as presented in the Fiscal 2018 Summary Compensation Table was $18,525,667. Calculated in this manner, the ratio of the CEO's total compensation to our median employee's total compensation for fiscal 2018 was about 243 to 1.

Equity Compensation Plan Information

The following table shows the total number of outstanding options and shares available for future issuances under our equity compensation plans as of October 28, 2018:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column b) (c)
Equity Compensation Plans Approved by Security Holders	10,281,593 [1]	$87.08	9,950,354 [2]
Equity Compensation Plans Not Approved by Security Holders	0	0	0 [3]
Total	10,281,593	$87.08	9,950,354

(1) This amount includes 1,372,342 PSUs and RSUs awarded under the Omnibus Plan and 99,216 RSUs awarded under the Nonemployee Director Stock Ownership Plan. Under the Omnibus Plan, the PSUs are payable only in stock after the three-year performance period is ended, and the RSUs are payable only in stock three to five years after the award is granted or upon retirement. Under the Nonemployee Director Stock Ownership Plan, RSUs are payable only in stock upon retirement. The weighted-average exercise price information in column (b) does not include these units.

(2) This amount includes 399,281 shares available under the Nonemployee Director Stock Ownership Plan for future awards of restricted stock or RSUs and 9,551,073 shares available under the Omnibus Plan. Under the Omnibus Plan, Deere may award shares in connection with stock options and stock appreciation rights, performance awards, restricted stock or restricted stock equivalents, or other awards consistent with the purposes of such plan as determined by the Committee. In addition, shares covered by outstanding awards become available for new awards if the award is forfeited or expires before delivery of the shares.

(3) Deere currently has no equity compensation plans that have not been approved by shareholders.



Ratification of Independent Registered Public Accounting Firm

Item 3 – Ratification of Independent Registered Public Accounting Firm

The Audit Review Committee is directly responsible for the appointment, oversight, compensation, and retention of the independent registered public accounting firm that audits Deere's financial statements and our internal control over financial reporting. The Audit Review Committee has approved the selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm for fiscal 2019. Deloitte & Touche and its predecessors have acted as our independent registered public accounting firm since 1910. Benefits of a long-term engagement by an auditor include audit quality, enabled by understanding and expertise of the company's global business and accounting practices, and audit efficiency and effectiveness, related to familiarity with the company and the avoidance of time and expense related to new auditor onboarding. The Audit Review Committee believes that the continued retention of Deloitte & Touche to serve as the independent registered public accounting firm for Deere is in the best interests of the company and its shareholders. The Audit Review Committee and the Board are requesting that shareholders ratify this appointment as a means of soliciting shareholders' opinions and as a matter of good corporate practice. The current Deloitte & Touche lead auditor for Deere, Doug Alkema, was appointed in 2016.

The affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting is required to ratify the selection of Deloitte & Touche LLP. If the shareholders do not ratify the selection, the Audit Review Committee will consider any information submitted by the shareholders in connection with the selection of the independent registered public accounting firm for the next fiscal year. Even if the selection is ratified, the Audit Review Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Review Committee believes such a change would be in the best interests of Deere and its shareholders.

We expect a representative of Deloitte & Touche LLP to attend the Annual Meeting. This representative will have an opportunity to make a statement and to respond to appropriate questions.

> THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE **FOR** THE RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Pre-approval of Services by the Independent Registered Public Accounting Firm

The Audit Review Committee has adopted a policy for pre-approval of audit and permitted non-audit services provided by Deere's independent registered public accounting firm. The Audit Review Committee will consider annually and, if appropriate, approve the provision of audit services by its independent registered public accounting firm. The Audit Review Committee will consider and, if appropriate, pre-approve the provision of defined audit and non-audit services. The Audit Review Committee also will consider on a case-by-case basis and, if appropriate, approve specific services that are not otherwise pre-approved.

Any proposed engagement that has not been pre-approved may be presented to the Audit Review Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Review Committee or one or more committee members. The member or members who have delegated authority to approve services between regular meetings will report any specific approvals to the Audit Review Committee at its next regular meeting. The Audit Review Committee regularly reviews summary reports detailing all services being provided to Deere by its independent registered public accounting firm.

Fees Paid to the Independent Registered Public Accounting Firm

The following table summarizes the aggregate fees billed for professional services by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, Limited, and their respective affiliates for the fiscal years 2018 and 2017:

Plan Category	2018	2017
Audit Fees [1]	$20,367,000	$15,777,000
Audit-Related Fees [2]	$ 860,000	$ 730,000
Tax Fees [3]	$ 2,742,000	$ —
All Other Fees	$ —	$ —
Total	$23,969,000	$16,507,000

(1) Audit fees include amounts charged in connection with the audit of Deere's annual financial statements and reviews of the financial statements included in Deere's Quarterly Reports on Form 10-Q, including services related thereto such as comfort letters, statutory audits, attest services, consents, and accounting consultations. The fees for fiscal 2018 reflect the additional audit fees related to the Wirtgen Group Holding GMBH companies acquired on December 1, 2017.

(2) Audit-related fees reflect fees charged for assurance and related services that are reasonably related to the performance of the audit of our financial statements. These services included audits of financial statements of employee benefit plans, various attestation services, and other consultations.

(3) Tax fees in fiscal 2018 were for tax advice and assistance regarding statutory, regulatory, and administrative developments in response to the United States Tax Reform and business acquisitions.

Audit Review Committee Report

TO THE BOARD OF DIRECTORS:

The Audit Review Committee consists of the following members of the Board of Directors: Alan C. Heuberger, Dipak C. Jain, Michael O. Johanns, Gregory R. Page, Sherry M. Smith (Chair), and Sheila G. Talton. Each of the members is independent as defined under the rules of the New York Stock Exchange (NYSE). The Audit Review Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities pertaining to the accounting, auditing, and financial reporting processes of Deere. Management is responsible for establishing and maintaining Deere's internal control over financial reporting and for preparing financial statements in accordance with accounting principles generally accepted in the United States. The Audit Review Committee is responsible for oversight of certain risks to the company. The Audit Review Committee is directly responsible for the appointment, oversight, compensation, and retention of Deloitte & Touche LLP, the independent registered public accounting firm for Deere. Deloitte & Touche LLP is responsible for performing an independent audit of Deere's annual consolidated financial statements and internal control over financial reporting and expressing opinions on (i) the conformity of Deere's financial statements with accounting principles generally accepted in the United States and (ii) Deere's internal control over financial reporting.

All members of the Audit Review Committee are financially literate under the applicable NYSE rules, and three members of the Audit Review Committee — Mr. Heuberger, Mr. Page, and Ms. Smith — are "audit committee financial experts" within the meaning of that term as defined by the Securities and Exchange Commission in Regulation S-K under the Securities Exchange Act of 1934. The Audit Review Committee has a written charter describing its responsibilities that has been approved by the Board of Directors and is available on Deere's website at www.deere.com/corpgov. Members of the Audit Review Committee rely on the information provided and the representations made to them by management, which has primary responsibility for establishing and maintaining appropriate internal control over financial reporting and for Deere's financial statements and reports, and by the independent registered public accounting firm, which is responsible for performing an audit in accordance with Standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and expressing opinions on (i) the conformity of Deere's financial statements with accounting principles generally accepted in the United States and (ii) Deere's internal control over financial reporting.

In this context, we have reviewed and discussed with management Deere's audited financial statements as of and for the fiscal year ended October 28, 2018. We have discussed with Deloitte & Touche LLP the matters required to be discussed by PCAOB Auditing Standard No. 16, Communications with Audit Committees. We have discussed the scope of and plans for the annual audit with Deloitte & Touche LLP. We have received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Review Committee concerning independence and have discussed with them their independence. We have concluded that Deloitte & Touche LLP's provision of audit and non-audit services to Deere is compatible with their independence.

On at least a quarterly basis, the Audit Review Committee meets in executive session with Deere management and the Deere internal audit staff, as well as separately with Deloitte & Touche LLP.

Based on the reviews and discussions referred to above and exercising our business judgment, we recommend to the Board of Directors that the financial statements referred to above be included in Deere's Annual Report on Form 10-K for the fiscal year ended October 28, 2018, for filing with the SEC. We have selected Deloitte & Touche LLP as Deere's independent registered public accounting firm for fiscal 2019 and have approved submitting the selection of the independent registered public accounting firm for ratification by the shareholders.

Audit Review Committee
Sherry M. Smith (Chair)
Alan C. Heuberger
Dipak C. Jain
Michael O. Johanns
Gregory R. Page
Sheila G. Talton



Shareholder Proposal

Item 4 - Shareholder Proposal

We expect the following proposal to be presented by shareholders at the Annual Meeting, although if the proposal is not properly presented by or on behalf of the proponent, it will not be voted on. Following SEC rules, other than minor formatting changes, we are reprinting the proposal and supporting statement as it was submitted to us and we take no responsibility for its content. Upon request to our Corporate Secretary at the address listed under the "2020 Shareholder Proposals and Nominations" section below, we will provide the names, addresses, and shareholdings of the sponsors and any cosponsors of this proposal.

Shareholder Proposal — Right to Act by Written Consent

A shareholder has submitted the following proposal:

"Proposal 4 - Shareholder Right to Act by Written Consent

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any appropriate topic for written consent.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. This proposal topic might have received a still higher vote than 67% at Allstate and Sprint if small shareholders had the same access to independent corporate governance data as large shareholders.

Taking action by written consent in place of a special meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle and avoid the cost of a special meeting.

This proposal is more important for Deere shareholders in order to make up for the severe limitations on our right to call a special shareholder meeting. Many companies have a 10% stock ownership threshold to call a special meeting. However our 25% stock ownership threshold is made worse because all shares that have not been owned for one continuous year are excluded from participating in our elevated 25% ownership threshold. At a given time half of Deere stock could be held for less than one-year.

Plus when adding in the detailed procedures for shareholders to call for a special meeting it could be necessary to contact 70% or 80% of all shares outstanding during a short widow of time to call for a special shareholder meeting.

A proposal on this same topic won 36% support from Deere shareholders in 2017. The 36% vote was probably understated because the 2017 shareholder proposal on this topic did not alert shareholders to the barriers they would have to face if they wanted to call a special shareholder meeting.

Shareholders can act by written consent to elect a new director. This may be of greater importance since the Board needs to prepare for the director refreshment of the key roles that Vance Coffman, age 74, has: Lead Director, Chairman of the Executive Pay Committee, member of the Executive Committee and member of the Corporate Governance Committee. Plus Mr. Coffman has no other significant directorships that could currently serve as valuable experience to be applied to Deere.

The intention of this proposal is that shareholders will not need to make use of it because its mere existence will be an incentive factor that will help ensue that Deere is well supervised by the Board of Directors and management.

Please vote yes:
Shareholder Right to Act by Written Consent - Proposal 4"

Deere's Response — Statement of Opposition to Shareholder Proposal

THE BOARD RECOMMENDS THAT YOU VOTE **AGAINST** THE PROPOSAL TO ADOPT WRITTEN CONSENT FOR THE FOLLOWING REASONS:

The Board has given careful consideration to this proposal and has concluded for the reasons described below that the adoption of this resolution is unnecessary and is not in the best interests of Deere and its shareholders.

The Board has demonstrated consistently its commitment to sound principles of corporate governance, working to ensure that its practices provide Deere shareholders with a meaningful voice and the ability to communicate with directors and promote the consideration of shareholder views. As such, the proposal is unnecessary in light of Deere's existing corporate governance practices. The following are a few examples of corporate governance best practices that the Company has adopted to foster shareholder participation:

— The right for shareholders holding 25% or more of our common stock to call special meetings;
— The right for shareholders to nominate directors and have such nominees included in the proxy statement—commonly referred to as "proxy access";
— The opportunity to elect all directors annually using a majority voting standard in uncontested elections;
— The ability to recommend director candidates to the Corporate Governance Committee, which considers those recommendations in the same manner as recommendations received from other sources (as discussed previously under "How We Identify and Evaluate Director Nominees");
— All of our directors (other than our CEO) are independent;
— The right of shareholders to submit proposals for inclusion in the Company's proxy statement for consideration at an annual meeting, subject to the rules and regulations of the SEC;
— The opportunity to communicate directly with members of the Board, the Chairman, any Board committee, or the independent Presiding Director (described previously under "Communication with the Board");
— The ability of shareholders to have their opinions heard at shareholder outreach discussions (described previously under "Shareholder Outreach");
— The opportunity to vote annually in the "say-on-pay" vote to express their views on executive compensation; and
— No supermajority voting provisions in company by-laws.

In addition, in the Board's view, the transparency and fairness of the annual or special meeting process support all shareholders' interests in several ways that the written consent process does not. Deere's current practices are designed to ensure that prior notice and an opportunity to be heard precede shareholder votes. By doing so, all shareholders have a meaningful and structured opportunity to consider proposed actions and express their views by voting. In contrast, the written consent proposal would enable a limited group of shareholders to act in favor of their own proposed actions at any time and as frequently as they choose, without a meeting and without ever providing advance notice to other Deere shareholders. Actions taken by written consent could deprive many shareholders of the critical opportunities to receive notice, assess, discuss, deliberate, and vote on the merits of proposed actions.

Permitting shareholder action by written consent also could lead to substantial confusion to shareholders and disruption to the company. Under the proposal, multiple groups of shareholders would be able to solicit written consents at any time on a range of issues, some of which may be duplicative or conflicting. This disordered state of corporate affairs would impose significant administrative and financial burdens on the company, while providing little or no corresponding benefit to shareholders.

Given the Board's continued commitment to strong corporate governance, Deere's record of performance as supported by its governance structure, and our existing special meeting and proxy access rights, which are consistent with current best practices, the Board believes that adoption of this shareholder proposal is not necessary or in the long-term interests of Deere's shareholders.

> FOR THE REASONS STATED, DEERE'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE **AGAINST** THE PROPOSAL TO ADOPT WRITTEN CONSENT.

Additional Information

Voting and Meeting Information

Why am I receiving this Proxy Statement?

You are receiving this Proxy Statement because you owned shares of Deere common stock at the close of business on December 31, 2018, which entitles you to vote, either in person at the Annual Meeting or by proxy. This Proxy Statement describes the matters on which you are asked to vote so you can make an informed decision.

This Proxy Statement, together with our Annual Report for the fiscal year ended October 28, 2018, a proxy card, and a voter instruction card, will be mailed or can be accessed online on or about January 11, 2019. We refer to these documents collectively as Deere's Proxy Solicitation Materials.

What is "Notice and Access" and why did Deere elect to use it?

We make the Proxy Solicitation Materials available to shareholders electronically under the Notice and Access regulations of the U.S. Securities and Exchange Commission (SEC). Specifically, most of our shareholders receive a Notice of Electronic Availability ("Notice") instead of a full set of Proxy Solicitation Materials in the mail. The Notice explains how to access and review the Proxy Solicitation Materials and how to vote online. We believe this method of delivery expedites distribution of Proxy Solicitation Materials and also allows us to conserve natural resources and reduce the costs of printing and distributing these materials.

If you received a Notice but would prefer to receive printed copies of the Proxy Solicitation Materials in the mail, please follow the instructions in the Notice for requesting such materials.

How do I vote?

You can vote either in person at the Annual Meeting or by proxy without attending the meeting. To ensure a quorum, we urge you to vote by proxy even if you plan to attend. If you attend the meeting and vote in person, that vote will override your proxy vote.

To vote your shares, follow the instructions in the Notice, voter instruction form, or proxy card. Telephone and internet voting are available to all registered and most beneficial shareholders.

Shareholders voting by proxy may use one of the following three options:

BY INTERNET	BY MAIL	BY TELEPHONE
(available for most shareholders)	**(available for all shareholders)**	**(available for most shareholders)**
You can vote your shares online at www.proxyvote.com. You will need the 16-digit control number on the Notice of Internet Availability or proxy card.	You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.	In the U.S. or Canada, you can vote your shares by calling 1-800-690-6903.

If your shares are held in "street name" by a bank, broker, or other holder of record, the information sent by your holder of record will explain the voting options available to you. If your shares are held in "street name" and you wish to vote them in person at the Annual Meeting, you must obtain a legal proxy from your holder of record to do so.

The telephone and internet voting facilities for shareholders will close at 11:59 p.m. Eastern Standard Time on February 26, 2019.

If you hold shares through one of our employee savings plans, your vote must be received by the plan administrator by February 22, 2019, or your plan shares will not be voted.

Can I change my proxy vote?

Yes. At any time before your shares are voted by proxy at the meeting, you may change your vote by:

— revoking it by written notice to Todd E. Davies, our Corporate Secretary, at the address on the Notice
— delivering a later-dated proxy (including a telephone or internet vote)
— voting in person at the meeting

If you hold your shares in "street name," please refer to the information sent by your bank, broker, or other holder of record for information about revoking or changing your proxy.

How many votes do I have?

You will have one vote for each share of Deere common stock that you owned at the close of business on December 31, 2018.

How many shares are entitled to vote?

There were 319,880,644 shares of Deere common stock outstanding as of December 31, 2018, and entitled to vote at the meeting.

How many votes must be present to hold the meeting?

Under our by-laws, a majority of the votes that can be cast must be present in person or by proxy to constitute a quorum for the Annual Meeting. Abstentions and shares represented by "broker non-votes" (explained on the following page) will be counted as present and entitled to vote for purposes of determining a quorum.

How many votes are needed for the proposals to pass?

In an uncontested election, nominees for director who receive a majority of "for" votes cast (meaning the number of shares voted "for" a nominee exceeds the number of shares voted "against" that nominee) will be elected. If an incumbent director nominee does not receive a majority of votes cast in an uncontested election, our bylaws require the director to promptly tender a written resignation to the Board. After receiving a recommendation from the Corporate Governance Committee, the Board will determine whether to accept or reject the resignation and will publicly disclose its decision and the rationale behind it within 90 days of the date the election results are certified.

If the number of nominees exceeds the number of directors to be elected (i.e., a contested election), the nominees who receive the most votes will be elected as directors.

Each of the other proposals will pass if the affirmative vote of a majority of the shares present in person or by proxy is cast in favor of the proposal.

What if I abstain from voting or vote "abstain"?

If you abstain from voting or vote "abstain" your shares will:

— Be counted as present for purposes of determining whether there are enough votes to constitute a quorum;
— Have no effect on the outcome of the election of directors; or
— Count as a vote against any other proposal to be considered at the meeting.

What if I don't return my proxy card and don't attend the Annual Meeting?

If your shares are registered in your own name with our transfer agent and you do not vote, your shares will not be voted at all.

If you hold your shares in "street name" and you do not give your bank, broker, or other holder of record specific voting instructions, your record holder may vote your shares on the ratification of the independent registered public accounting firm, but may not vote your shares on any other matter that comes before the Annual Meeting. If you do not provide voting instructions on these other matters, the votes will be considered "broker non-votes." Broker non-votes will be counted as present for purposes of determining whether there is a quorum, but will not affect the outcome of any proposal.

What happens if a nominee for director declines or is unable to accept election?

If you vote by proxy and unforeseen circumstances make it necessary for the Board to substitute another person for a nominee, the designated proxy will vote your shares for that other person.

Is my vote confidential?

Yes. The tabulator, the proxy solicitation agent, and the inspectors of voting must comply with confidentiality guidelines that prohibit disclosure of votes to Deere. The tabulator of the votes and at least one of the inspectors of voting will be independent of Deere and our officers and directors. The only time your voting records will be disclosed is (i) as required by law, (ii) to the inspectors of voting, or (iii) if the election is contested.

If you write comments on the proxy card you return to Deere, those comments will be reviewed, but your vote will remain confidential.

Attendance at the Annual Meeting

If you plan to attend the meeting, you must be a holder of Deere shares as of December 31, 2018. To expedite your admission process, we encourage you to register for admission before 11:59 p.m. on Tuesday, February 26, 2019. You may register for admission for yourself and one guest by:

— Visiting www.proxyvote.com and following the instructions provided. You will need the 16-digit control number included on your proxy card, voter instruction form, or notice

— At the entrance to the meeting, we will verify your registration and request to see a valid form of photo identification, such as a driver's license or passport. To expedite your entry to the meeting, we encourage you to print your admission ticket prior to arriving at the meeting

If you do not register for admission in advance of the meeting, we will request to see your photo identification at the entrance to the meeting and will determine if you owned common stock on the record date by:

— Verifying your name and stock ownership against our list of registered shareholders

— Asking to review evidence of your stock ownership as of December 31, 2018, such as your brokerage statement. You must bring such evidence with you to be admitted to the meeting.

Annual Report

Will I receive a copy of Deere's Annual Report?

We have either mailed the Annual Report to you with this Proxy Statement or sent you a Notice with the web address for accessing the Annual Report online.

How can I receive a copy of Deere's 10-K?

There are three ways to obtain, free of charge, a copy of our Annual Report on Form 10-K for the fiscal year ended October 28, 2018:

1. Visit the Investor Relations section of our website at www.deere.com/stock and look under "SEC Filings"
2. Write to our Shareholder Relations Department at One John Deere Place, Moline, Illinois 61265-8098
3. Search the SEC's EDGAR database at www.sec.gov

Householding Information

What is "householding"?

If two or more shareholders reside at the same address and appear to be members of the same family, we will send single copies of either the Proxy Solicitation Materials or the Notice, as applicable, to that address unless one of the shareholders notifies us that he or she wishes to receive individual copies. This procedure reduces printing and distribution costs related to the Annual Meeting. We do not rely on householding when we mail dividend checks.

If Proxy Solicitation Materials were delivered to an address that you share with another shareholder and you prefer to receive separate copies, please contact our Shareholder Relations Department at One John Deere Place, Moline, Illinois 61265-8098 or by phone at (309) 765-4491.

A number of brokerage firms have instituted householding. They will have their own procedures for shareholders who wish to receive individual copies of the Proxy Solicitation Materials.

How do I revoke my consent to the householding program?

To revoke your consent to householding, please contact Broadridge Investor Communication Solutions, Inc. either by calling (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Electronic Delivery of Proxy Statement and Annual Report

Can I access Deere's Proxy Solicitation Materials electronically?

Most shareholders can elect to view future proxy statements and annual reports online instead of receiving copies in the mail. You can choose this option and save us the costs of printing and mailing these documents by:

— following the instructions provided on your proxy card, voter instruction form, or notice

— going to www.proxyvote.com and following the instructions provided

> **IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON FEBRUARY 27, 2019:** The Proxy Statement and Annual Report are available on our website at www.deere.com/stock.

If you choose to receive future proxy statements and annual reports electronically, you will receive an e-mail message next year containing the internet address to access these documents as well as voting instructions.

Information not Incorporated into This Proxy Statement

The information on our website (www.deere.com) is not and shall not be deemed to be a part of this Proxy Statement by reference or otherwise incorporated into any other filings we make with the SEC, except to the extent we specifically incorporate it by reference.

Other Matters

We do not know of any other matters that will be considered at the Annual Meeting. If any other appropriate business should properly come before the meeting, the Board will have discretionary authority to vote according to its best judgment.

2020 Shareholder Proposals and Nominations

Proposals for Inclusion in 2020 Proxy Statement

Next year's Annual Meeting of shareholders will be held on February 26, 2020. If you intend to present a proposal at next year's Annual Meeting and you wish to have the proposal included in the proxy statement for that meeting, the Corporate Secretary must receive your proposal in writing, at the address on the following page, no later than September 13, 2019.

Director Nominations for Inclusion in 2020 Proxy Statement

In 2016, our Board amended the company's bylaws to permit a shareholder or a group of up to 20 shareholders that has owned at least 3% of our outstanding common stock for at least three years to nominate and include in our proxy statement candidates for our Board, subject to certain requirements. Any such nomination must be received at the address on the following page no earlier than the close of business on August 14, 2019, and no later than the close of business on September 13, 2019. Any such notice must meet the other requirements set forth in our bylaws.

Other Proposals and Nominations

If you would like to present a proposal at next year's Annual Meeting or if you would like to nominate one or more directors without inclusion in the proxy statement, you must provide written notice to the Corporate Secretary at the address on the following page between October 30, 2019, and November 29, 2019. Directors may be nominated at the Annual Meeting of shareholders only by or at the direction of, or authorization by, the Board, or by any shareholder entitled to vote at the meeting who provides the requisite notice.

Notice of a proposal must include for each matter: (1) a brief description of the business to be brought before the meeting; (2) the reasons for bringing the matter before the meeting; (3) your name and address; (4) the class and number of Deere shares you own, either beneficially or of record; (5) whether and the extent to which you (or someone on your behalf) have entered into any derivative or other instrument, transaction, agreement, or arrangement with respect to Deere's stock; (6) any material interest you may have in the proposal; and (7) any other information related to you that is required to be disclosed in connection with the solicitation of proxies with respect to such business under federal securities laws then in effect.

Notice of a nomination must include: (1) your name and address; (2) the name, age, business address, residence address, and principal occupation of the nominee; (3) the class, series, and number of Deere shares that you and the nominee own, either beneficially or of record; (4) whether and the extent to which you or the nominee (or anyone on behalf of either of you) has entered into any derivative or other instrument, transaction, agreement, or arrangement with respect to Deere's stock; (5) a description of all agreements or arrangements between you and the nominee regarding the nomination; (6) the nominee's consent to be elected and to serve; (7) a completed certification of director eligibility; and (8) any other information related to you that is required to be disclosed in the solicitation of proxies for election of directors under federal securities laws then in effect. We may require any nominee to furnish other information, within reason, that may be needed to determine the nominee's eligibility.

Where to Send All Proposals and Nominations

Proponents must submit shareholder proposals and recommendations for nomination as a director in writing to the following address:

Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

The Corporate Secretary will forward the proposals and recommendations to the Corporate Governance Committee for consideration.

Cost of Solicitation

Deere pays for the Annual Meeting and the solicitation of proxies. In addition to soliciting proxies by mail, Deere has made arrangements with banks, brokers, and other holders of record to send proxy materials to you. We will reimburse them for their expenses in doing so.

We have retained Georgeson Inc., a proxy soliciting firm, to assist in the solicitation of proxies for an estimated fee of $20,000 plus reimbursement of certain out-of-pocket expenses. In addition to their usual duties, directors, officers, and certain other employees of Deere may solicit proxies personally or by telephone, fax, or e-mail. They will not receive special compensation for these services.

For the Board of Directors,

Todd E. Davies
Corporate Secretary
Moline, Illinois
January 11, 2019



Appendices

Appendix A

Director Independence Categorical Standards of Deere & Company Corporate Governance Policies

NYSE STANDARDS OF INDEPENDENCE

A director may not be considered independent if the director does not meet the criteria for independence established by the New York Stock Exchange (NYSE) and applicable law. A director is considered independent under the NYSE criteria if the Board finds that the director has no material relationship with the company. Under the NYSE rules, a director will not be considered independent if within the past three years:

— the director has been employed by Deere, either directly or through a personal or professional services agreement

— an immediate family member of the director was employed by Deere as an executive officer

— the director receives more than $120,000 during any 12-month period in direct compensation from Deere, other than for service as an interim chairman or CEO and other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service

— an immediate family member of the director receives more than $120,000 during any 12-month period in direct compensation from Deere, other than for service as a non-executive employee and other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service

— the director was affiliated with or employed by Deere's independent auditor

— an immediate family member of the director was a partner of Deere's independent auditor or was affiliated with or employed in a professional capacity by Deere's independent auditor and personally worked on Deere's audit

— a Deere executive officer has served on the compensation committee of a company that at the same time employed the director or an immediate family member of the director as an executive officer

— the director is employed, or an immediate family member of a director, is employed as an executive officer of another company and the annual payments to or received from Deere exceed in any of the last three fiscal years the greater of $1 million or 2% of such other company's consolidated gross annual revenues

In addition, in determining the independence of any director who will serve on the Compensation Committee, the Board must consider all factors specifically relevant to determining whether the director has a relationship to Deere that is material to that director's ability to be independent from management in connection with the duties of a Compensation Committee member, including but not limited to:

— the source of compensation of such director, including any consulting, advisory, or other compensatory fee paid by Deere to such director

— whether such director is affiliated with Deere or an affiliate of Deere

CATEGORICAL STANDARDS OF INDEPENDENCE

The Board has established the following additional categorical standards of independence to assist it in making independence determinations:

Business Relationships. Any payments by Deere to a business employing or 10% or more owned by a director or an immediate family member of a director for goods or services or other contractual arrangements must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. The following relationships are not considered material relationships that would impair a director's independence:

— if a director or an immediate family member of the director is an officer of another company that does business with Deere and the annual sales to or purchases from Deere during such company's preceding fiscal year are less than 1% of the gross annual revenues of such company

— if a director is a partner of or of counsel to a law firm, the director or an immediate family member of the director does not personally perform any legal services for Deere and the annual fees paid to the firm by Deere during such firm's preceding fiscal year do not exceed $100,000

— if a director is a partner, officer, or employee of an investment bank or consulting firm, the director or an immediate family member of the director does not personally perform any investment banking or consulting services for Deere and the annual fees paid to the firm by Deere during such firm's preceding fiscal year do not exceed $100,000

Relationships with Not-for-Profit Entities. A director's independence will not be considered impaired solely for the reason that the director or an immediate family member is an officer, director, or trustee of a foundation, university, or other not-for-profit organization that receives from Deere or its foundation during any of the prior three fiscal years contributions in an amount not exceeding the greater of $1 million or 2% of the not-for-profit organization's aggregate annual charitable receipts during the entity's fiscal year. (Any automatic matching of employee charitable contributions by Deere or its foundation is not included in Deere's contributions for this purpose.) All contributions by Deere in excess of $100,000 to not-for-profit entities with which the director is affiliated shall be reported to the Corporate Governance Committee and may be considered in making independence determinations.

For purposes of these standards, "Deere" shall mean Deere & Company and its direct and indirect subsidiaries, and "immediate family member" shall have the meaning set forth in the NYSE independence rules, as may be amended from time to time.

Appendix B

Deere & Company Reconciliation of Variable Compensation Measures to Non-GAAP Measures

SHORT-TERM INCENTIVE:

As described in the CD&A under Short-Term Incentive (STI), Operating Return on Operating Assets (OROA) and Return on Equity (ROE) are the metrics used to measure performance for the STI program. The OROA and ROE calculations for fiscal 2018 are summarized as follows. The Equipment Operations OROA calculation excludes the assets from our captive financial services. ROE is based solely on the Financial Services segment.

(Millions of $) OROA Calculation for Equipment Operations:	Equipment Operations	Agriculture & Turf Operations	Construction & Forestry Operations
Operating Profit [1]	$3,568	$2,816	$752
Average Identifiable Assets With Inventories at Standard Cost [1] [2]	$14,615	$11,024	$3,591
OROA With Inventories at Standard Cost	24.4%	25.6%	20.9%

ROE Calculation for Financial Services:			
Net Income Attributable to Deere & Company [3]	$530		
Average Equity [3]	$4,793		
ROE	11.1%		

(1) On December 1, 2017, the Company acquired the stock and certain assets of substantially all the operations of Wirtgen Group Holding GmbH (Wirtgen), the leading manufacturer worldwide of road construction equipment. Wirtgen is included in the construction and forestry segment. Wirtgen is excluded from the metrics above to allow time for assimilation.

(2) When the goodwill from an acquisition exceeds $50 million, goodwill is excluded for two years to allow time for integration of the new business. Goodwill for STI purposes for fiscal 2018 was reduced by $209.6 million to reflect the partial year impact of acquisitions made over the past two years. Average Identifiable Assets with Inventories at LIFO were $13,566 million, $10,219 million, and $3,347 million for Equipment Operations, Agriculture & Turf Operations and Construction & Forestry Operations—excluding Wirtgen, respectively. OROA with Inventories at LIFO and goodwill as reported were 26.3%, 27.6%, and 22.5% for Equipment Operations, Agriculture & Turf, and Construction & Forestry—excluding Wirtgen, respectively.

(3) On December 22, 2017, the U.S. government enacted new tax legislation (tax reform). The primary provisions of the tax reform affecting the Company in fiscal 2018 were a reduction to the corporate income tax rate from 35% to 21% and a transition from a worldwide corporate tax system to a territorial tax system. As the Financial Services segment SVA is based on net income and average equity, the 2018 amounts have been adjusted to remove the effects of the discrete income tax benefit and the lower corporate tax rate provided in the tax reform for conformance with the plan design at the beginning of fiscal 2018.

LONG-TERM INCENTIVE CASH:

As described in the CD&A under Long-Term Incentive Cash (LTIC), Shareholder Value Added (SVA) is the metric used to measure performance for the LTIC program. The computation of SVA is summarized as follows for the performance period ended with fiscal 2018:

(Millions of $)	Fiscal 2016	Fiscal 2017	Fiscal 2018
SVA Calculation for Equipment Operations:			
Operating Profit [1] [6]	$ 1,880	$ 2,821	$3,568
Average Identifiable Assets			
With Inventories at LIFO [1] [2]	$11,816	$12,150	$13,566
With Inventories at Standard Cost [1] [2]	$13,046	$13,319	$14,615
Less Estimated Cost of Assets [3]	$(1,565)	$(1,599)	$(1,753)
SVA	$ 315	$ 1,222	$1,815
SVA Calculation for Financial Services:			
Net Income Attributable to Deere & Company [4]	$ 468	$ 477	$ 530
Operating Profit	$ 709	$ 722	$ 792
Average Equity [4]	$ 4,488	$ 4,497	$ 4,793
Less Cost of Equity [5]	$ (680)	$ (680)	$ (722)
SVA	$ 29	$ 42	$ 70
Deere Enterprise SVA	**$ 344**	**$ 1,264**	**$ 1,885**
Total SVA for Three-Year Performance Period Ending 2018			**$ 3,493**

(1) On December 1, 2017, the Company acquired the stock and certain assets of substantially all the operations of Wirtgen Group Holding GmbH (Wirtgen), the leading manufacturer worldwide of road construction equipment. Wirtgen is included in the construction and forestry segment. Wirtgen is excluded from the metrics above to allow time for assimilation.

(2) When the goodwill from an acquisition exceeds $50 million, goodwill is excluded for two years to allow time for integration of the new business. Goodwill for LTIC purposes for the fiscal years 2018, 2017, and 2016 was reduced by $209.6 million, $101.2 million, and $46.2 million, respectively, to reflect the impact of acquisitions.

(3) For purposes of determining SVA, the equipment segments are assessed a pretax cost of assets, which on an annual basis is generally 12% of the segment's average identifiable operating assets during the applicable period with inventory at standard cost (believed to more closely approximate the current cost of inventory and the company's investment in the asset).

(4) On December 22, 2017, the U.S. government enacted the new tax legislation (tax reform). The primary provisions of the tax reform expected to impact the Company in fiscal 2018 are a reduction to the corporate income tax rate from 35% to 21% and a transition from a worldwide corporate tax system to a territorial tax system. As the Financial Services segment SVA is based on net income and average equity, the 2018 amounts have been adjusted to remove the effects of the discrete income tax benefit and the lower corporate tax rate provided in the tax reform for conformance with the plan design at the beginning of fiscal 2018.

(5) For SVA, Financial Services is assessed an annual pretax cost of average equity of approximately 15%.

(6) In the first quarter of 2018, the company adopted Financial Accounting Standard Board (FASB) Accounting Standards Update (ASU) No. 2016-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Post-retirement Benefit Cost. While the accounting standard was adopted on a retrospective basis, the SVA for 2016 and 2017 utilized for LTIC was not restated.

Directions to Deere & Company World Headquarters

ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265-8098

The Annual Meeting of Shareholders on Wednesday, February 27, 2019, will be held at 10 a.m. Central Standard Time in the auditorium at Deere & Company World Headquarters, which is located at One John Deere Place, Moline, Illinois. John Deere Place intersects with John Deere Road east of 70th Street, Moline. The entrance to World Headquarters and parking are on the east side of the building.

From Chicago (or the east)
Take I-290 (Eisenhower Expressway) west to I-88 West (East-West Tollway), which turns into IL5/John Deere Road. Follow IL5/John Deere Road to John Deere Place. Turn right onto John Deere Place. Follow that for about a 1/4 mile. Turn left onto World Headquarters grounds. Follow the signs to parking to the east side of the building.

From Des Moines (or the west)
Take I-80 east to exit 298. Exit onto I-74 east. Follow for about 9-1/4 miles to the IL5 East/John Deere Road exit (exit 4B). Exit onto IL5 East/John Deere Road. Follow IL5/John Deere Road east for 3.3 miles to John Deere Place. Turn onto John Deere Place and follow that for about a 1/4 mile. Turn left onto World Headquarters grounds. Follow the signs to parking to the east side of the building.

From Peoria (or the south)
Take I-74 west to the I-280 West exit. Exit onto I-280 West. Follow for about 10 miles to exit 18A. Exit onto I-74 West. Follow for about a 1/2 mile to the IL5 East/John Deere Road exit (exit 4B). Exit onto IL5 East/John Deere Road. Follow IL5/John Deere Road east for 3.3 miles to John Deere Place. Turn onto John Deere Place and follow that for about a 1/4 mile. Turn left onto World Headquarters grounds. Follow the signs to parking to the east side of the building.

 **JOHN DEERE**